Exhibit 99.1

Annual Report

MYT Netherlands Parent B.V.

FOR THE Year ENDED June 30, 2022

TABLE OF CONTENTS

Dutch Statutory Directors and Supervisory Board Report	3

1. Introduction	3
2. Company and Business Overview	6
3. Financial Overview	18
4. Risk Management and Risk Factors	38
5. Corporate Governance	97
6. Compensation Report	110
7. Related Party Disclosures	114
8. Protective Measures	115

SIGNATURES	116

Financial Statements Fiscal Year 2022	118

9. Consolidated Financial Statements as of June 30, 2022	118
10. Separate Financial Statements as of June 30, 2022	169

Other Information	183

11. Other information	183
12. Independent auditor’s report	183

Dutch Statutory Directors and Supervisory Board Report

1. Introduction

In this annual report, the terms “we,” “us,” the “company,” or “Mytheresa” or similar terms shall mean MYT Netherlands B.V. and, as the context requires, its subsidiaries. The consolidated financial statements and financial information included in this Annual Report were prepared for MYT Netherlands its and consolidated subsidiaries.

Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. Dollars. Unless otherwise indicated, these translations were made at the rate of €1.00 to $1.185 and €1.00 to $1.047, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021 and June 30, 2022, respectively. Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could actually have been purchased upon exchange of Euros at the dates indicated. All references in this Annual Report to “dollar,” “USD” or “$” mean U.S. Dollars and all references to “€” or “euro” mean Euros.

1.1.	Preparation

This annual report has been prepared by Mytheresa's management and has been approved by Mytheresa's management board (the "management board") and Mytheresa's supervisory board (the "supervisory board"). It contains (i) the Dutch statutory annual report pursuant to Section 2:391 of the Dutch Civil Code ("DCC"), (ii) Mytheresa's Dutch statutory annual accounts as defined in Section 2:361(1) DCC and (iii) the information to be added pursuant to Section 2:392 DCC (to the extent relevant). The financial statements included in sections 9 and 10 of this annual report have been prepared in accordance with the International Financial Reporting Standards, as adopted by the European Union ("EU IFRS") and Part 9 of Book 2 of the DCC. The report of Mytheresa's independent auditor, KPMG Accountants N.V., is included in section 12. The Dutch Corporate Governance Code ("DCGC") recommends that the report includes separate reports from the management board and the supervisory board. The annual report does not include a separate supervisory annual report but the annual report includes the information that is required to be included in a supervisory annual report.

1.2.	Defined Terms and key Performance Indicators in this Annual Report

Throughout this Annual Report, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the sections entitled “Item 3: Financial Overview —3.1. Selected financial data” .We define these terms as follows:

•	“active customer” means a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period.

•	“Adjusted EBITDA” means net income before finance expense (net), income taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expenses. Adjusted EBITDA is not calculated in accordance with IFRS. For an explanation of why we use Adjusted EBITDA and a reconciliation to the most directly comparable measure calculated in accordance with EU IFRS, please see “Item 5: Operating and financial review and prospects —A. Operating Results”.

•	“Adjusted Net Income” means net income, adjusted for the impact of U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expenses, finance expenses on our Shareholder Loans and Retired Shareholder Loans and related income tax effects connected to the finance expenses on our Shareholder Loans. Adjusted Net Income is not calculated in accordance with EU IFRS. For an explanation of why we use Adjusted Net Income and a reconciliation to the most directly comparable measure calculated in accordance with EU IFRS, please see “3.1. Selected financial data”.

•	“Adjusted Operating Income” means operating income, adjusted for the impact of U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expenses. Adjusted Operating Income is not calculated in accordance with EU IFRS. For an explanation of why we use Adjusted Operating Income and a reconciliation to the most directly comparable measure calculated in accordance with EU IFRS, please see “3.1. Selected financial data”.

•	“average order value” is an operating metric used by management calculated as the total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period.

•	“contribution profit” means gross profit less shipping, packaging, fulfillment (including personnel), payment expenses and the portion of marketing expenses attributable to retaining existing customers.

•	“Gross Merchandise Value” (GMV) is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

•	“customer acquisition cost” or “CAC” means our online marketing expenses, excluding software costs, which we attribute to acquiring new customers, divided by the number of customers who placed their first order in the relevant period.

•	“full-time equivalents” or “FTEs” is presented to quantify the number of employees assuming each employee worked 40 hours per week. Full time employees, who are not conscripted to hours are assumed to work 40 hours per week.

•	“lifetime value” or “LTV” means the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between July 1 and June 30 in a given cohort year.

•	“net shipped revenue” is an operating metric used by management calculated using total orders shipped, net of returns, applying a fixed foreign exchange rate for each reporting period.

•	“Retired Shareholder Loans” means the convertible preferred equity certificates and variable interest shareholder loans, which were retired in fiscal 2020. For further information regarding our related party financing arrangements, refer to Note 3 of the consolidated financial statements included elsewhere in this Annual Report.

•	“Shareholder Loans” means the approximately $217.0 million aggregate principal amount of 6.0% Notes due October 9, 2025, and accrued but unpaid interest, of MGG held by a wholly owned U.S. subsidiary of MYT Holding LLC (“MYT Holding”), which have been repaid fully in January 2021.

•	“total gross sales” means all sales after cancellations, before returns, and includes associated shipping revenues and delivery duties collected.

•	“total orders shipped” means the total number of online customer orders shipped to our customers during the fiscal year ended on the last day of the period presented.

•	“You” refers to the reader of this report.

•	“Basis points” or “BPs” refers to a common unit of measure for interest rates and other percentages in finance. One basis point is equal to 1/100th of 1%, or 0.01%, or 0.0001, and is used to denote the percentage change in a financial instrument. The relationship between percentage changes and basis points can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point.

1.3.	Special note regarding forward-looking statements

This annual report contains forward-looking statements, that are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties, some of which are beyond our control, and are made in light of the information currently available to us. Our actual results or performance may differ materially from any future results or performance expressed or implied by these forward-looking statements.

In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Board Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, the Company’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Forward-looking statements in this Board Report and the factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to, statements and factors about:

•	the highly competitive nature of our industry and our ability to compete effectively;

•	our ability to respond to consumer demand, spending and tastes;

•	our ability to respond to any current or future health epidemic or other adverse public health development, such as the COVID-19 pandemic, and the resulting business disruption, sustained economic downturn, inflation and margin pressures;

•	our ability to maintain and enhance our brand;

•	our ability to retain our existing customers and acquire new customers;

•	the growth of the market for luxury products, and the online market for luxury products in particular;

•	our ability to obtain and maintain differentiated high-quality products from appropriate brands in sufficient quantities from vendors;

•	our ability to expand our product offerings;

•	our ability to effectively manage or sustain our growth new distribution models, such as the curated platform model, and to effectively expand our operations;

•	our ability to manage currency exchange rate fluctuations;

•	our ability to obtain and maintain sufficient inventory at prices that will make our business model profitable, and of a quality that will continue to retain existing customers and attract new customers;

•	seasonal sales fluctuations;

•	our ability to optimize, operate, manage and expand our network infrastructure, and our fulfillment centers and delivery channels;

•	our ability to retain existing vendors and brands and to attract new vendors and brands; and

•	general economic conditions, including economic conditions resulting from Russia’s war in Ukraine, inflation and other geopolitical and macroeconomic conditions or trends that may impact consumer demand.

You should refer to the “Risk Factors” section of this Board Report for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Board Report, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

2. Company and Business Overview

2.1.	History and development of the company

We have historically conducted our business through Mytheresa Group GmbH (formerly named: NMG Germany GmbH), a German limited liability company (Gesellschaft mit beschränkter Haftung) with its statutory seat in Munich, registered with the commercial register of the local court of Munich under HRB 211727 (“MGG”), and its subsidiaries. MGG is a wholly owned subsidiary of the issuer, MYT Netherlands Parent B.V., a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) and registered with the Trade Register of the Chamber of Commerce in the Netherlands under number 74988441 (“MYT Netherlands”). Except where the context otherwise requires or where otherwise indicated, the terms “Mytheresa,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to MYT Netherlands together with MGG and its other consolidated subsidiaries as a consolidated entity; the term “MYT Netherlands” or “the issuer” refers to MYT Netherlands as a stand-alone company; and the term “MYT Holding” refers to MYT Holding LLC, a Delaware limited liability company, as a stand-alone company and, prior to the public offering, the sole shareholder of MYT Netherlands.

MYT Netherlands Parent B.V. is a private company with limited liability, incorporated under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

2.2.	Organizational structure

The following chart depicts our corporate structure and percentages of economic interest as of the date hereof based on the number of shares outstanding as of June 30, 2022:

2.3.	Property, Plant and Equipment

Facilities

Our corporate headquarters are located in Aschheim (Munich), Germany. We rent our central warehouse facility in Heimstetten, Germany, which has approximately 16,970m2 of floor space for storage, merchandising operations and fulfillment and are in the process of setting up a second fulfillment center in Leipzig, Germany with approximately 54,550m2 of floor space. We also rent additional office space in London, Shanghai, Berlin, Barcelona, New York and Milan, in addition to our retail stores in Munich.

The following table sets forth information with respect to our facilities as of June 30, 2022:

Location	Type	Square Meters	Lease Expiration	Right of Renewal
Aschheim, Germany	Corporate Headquarters	9,830	Feb. 2025	Yes
Heimstetten, Germany	Fulfillment Center	16,970	Jun. 2024	Yes
Leipzig, Germany	Fulfillment Center	54,550	Apr. 2033	Yes
Leipzig, Germany	Interim Office space	140	-	Yes
Munich, Germany	Store	1,625	Dec. 2027	Yes
Munich, Germany	Store	102	Dec. 2027	Yes
Milan, Italy	Photo Studio	1,815	Aug. 2025	Yes
Milan, Italy	Photo Studio	80	Aug. 2027	Yes
Shanghai, China	Office space	10	Apr. 2023	Yes
Shanghai, China	Office space	39	Feb. 2023	Yes
Berlin, Germany	Office space	250	Sep. 2022	Yes
Barcelona, Spain	Office space	630	Aug. 2022	No
Barcelona, Spain	Office space	1,575	Feb. 2028	No
New York, USA	Office space	390	May. 2027	No
London, United Kingdom	Office space	-	Dec. 2022	Yes

2.4.	Business Overview

Mytheresa is a leading luxury e-commerce platform for the global luxury consumer shipping to over 130 countries. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands of womenswear, menswear, kidswear and lifestyle products. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. Today, we provide a unique digital experience that combines exclusive product and content offerings with a differentiated global customer service, leading technology and analytical platforms, as well as high quality service operations. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands, such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more, have established Mytheresa as a global authority in luxury goods.

We acquire and retain customers who are predominantly working professionals with significant spending power and limited time, shop frequently, seek luxury products that are not easily found elsewhere and demand superior customer service. These customers are high income luxury consumers that value quality over price and curation over assortment breadth. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. In fiscal 2022, we generated approximately 35% of our GMV from approximately 3% of our customers who were part of the Top Customer program. This program offers a range of benefits, such as first access to runway and exclusive pieces, previews of new season styles, dedicated personal shopping services and invitations to exclusive events and fashion shows as well as other money can’t buy experiences. The exclusive events, collections and campaigns that we create with our luxury brand partners highlight the innovation and creativity we bring to the luxury fashion world, underpin the strong relationships we have with these brands, and enable us to deepen connections with our most valued customers.

We have longstanding relationships with the world’s most iconic luxury brands, including Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Burberry, Dolce & Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney and Valentino. In fiscal 2022, our average order value was €626 (fiscal 2021: €595), one of the highest in the industry, reflecting our commitment to true luxury. We curate the most coveted luxury brands, and within those brands, the most on-trend and luxurious pieces. We use a combination of luxury fashion expertise and data insights to optimize our product assortment architecture. Since our inception, we have retained 100% of our brand partners we wanted to keep, which is a testament to our strong, trusted brand relationships.

Our business model combines technology, luxury fashion and differentiated customer service on a global scale. The simplicity of our mobile-first website and app (“sites”) creates an efficient and user-friendly shopping experience for our time-constrained, global customers. Our sites offer advanced features, including the ability to personalize the customer experience, express checkout processes, and real-time push notification order tracking. We have an efficient, repeatable playbook for localizing the customer experience through local language, currencies, payment methods, shipping services and marketing. In fiscal 2022, we generated approximately net sales of 18.6% from Germany, 40.0% from Europe (excluding Germany), 15.8% from United States and 25.6% from the rest of world.

As of June 30, 2022, our mobile app installs reached approximately 5.3 million. Mobile devices represented 50% of gross merchandise sales and 79% of page views for fiscal 2022, underscoring the importance of our mobile-first approach.

We have rapidly scaled our global customer base and net sales over the past four years, while maintaining our high average order values.

From fiscal 2021 to fiscal 2022, we grew our active customers by 16.4% to 781,000 customers. In fiscal 2022, we reported €689.8 million in net sales, representing growth of 12.7% from fiscal 2021. Our GMV increased in fiscal 2022 by 21.3% from fiscal 2021 to a total of € 747.3 million.

In fiscal 2022, we reported a net loss of €7.9 million compared to a net loss of €32.6 million during fiscal 2021. In fiscal 2022, we reported Adjusted Net Income of €44.5 million, representing an improvement from €32.1 million in fiscal 2021. Additionally, in fiscal 2022, we generated €57.3 million of Adjusted Operating Income and €66.4 million of Adjusted EBITDA, representing year over year growth of €10.6 million and €11.4 million, respectively.

Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are measures that are not defined in IFRS. For further information about how we calculate Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, limitations of their use and their reconciliations to the most comparable IFRS measures, see “3. Financial Overview – 3.1. Selected financial data”.

2.4.1.	Our Industry

We operate at the intersection of luxury goods, technology and service. Online personal luxury goods is a large and rapidly growing market, and we believe we are uniquely positioned to capture market share as a result of our exclusive, highly curated product assortment, leading service offering and advanced technology.

2.4.2.	Online Luxury Market

The global online luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to accelerate further from approximately €60 billion in 2021 to €105 - €115 billion in 2025, according to Bain & Company’s Luxury Goods Worldwide Market Monitor (November 2021) (the “2021 Bain Study”). Based on the 2021 Bain Study, the personal luxury goods market is expected to reach €360 to €380 billion by 2025, with online penetration expected to grow from 22% to 30% from 2021 to 2025. We believe luxury is one of the last attractive categories to expand online and is relatively underpenetrated compared to traditional apparel and footwear.

Consumers generally approach the market in a borderless manner, often purchasing luxury goods across multiple continents, seeking an elevated shopping experience and anytime access wherever their travels take them.

2.4.3.	Online Multi-Brand Retail Taking Market Share

Global online luxury multi-brand retailers and online marketplaces are gaining market share over incumbent players, including department stores and luxury retailer’s websites, according to Bain & Company’s 2021 Worldwide Luxury Market Monitor (November 2021) (the “2021 Bain Study”). The online luxury retail market is highly fragmented, characterized by primarily regional department stores and boutiques, online marketplaces and only a limited number of global multi-brand retailers. We believe that global multi-branded online retail is a more compelling model than marketplaces for both consumers and brands: for consumers due to the desire for well-curated assortments offering a clear point of view that allows discovery as well as efficient product selection, and for brands to whom multi-brand retailers offer access to attractive customers, and most importantly, more control over brand image and pricing integrity. Additionally, online multi-brand retailers complement the brands’ own direct-to-consumer efforts with cross-category and cross-brand customer insights as well as the ability to ensure brands are presented consistently with the brand’s desired positioning. The latest McKinsey & Company Outlook from 2022, shows a continuation of growth beyond 2020 fueled by retailers’ new investments in the digital channel and prolonged lockdowns. The online acceleration is likely to have lasting impact on shopping behaviors – after stabilization of physical and retail eCom share.

2.4.4.	Wealthiest Consumers are Driving Growth and Resilient Demand

The global luxury market continues to be driven by the growth of high net worth individuals (“HNWIs”), individuals with greater than $1 million in investable assets, a key and highly coveted customer demographic with large luxury spend. The wealth of HNWIs has increased at a CAGR of 6.0% from 2014 to 2020, reaching $86.0 trillion as of 2021, and is expected to exceed $100 trillion by 2025, according to the World Wealth Report 2020 from Capgemini (the “Capgemini Reports”). According to the same studies, the global HNWIs population has more than doubled since 2008, reaching approximately 22.5 million individuals globally as of 2021.

2.4.5.	Luxury Brands Demand First-Class Service and Brand Protection

Luxury brands value brand image, pricing integrity and the perception of scarcity across their product portfolios. They are highly selective and seek retail partners who increase their visibility to the most affluent luxury consumers while adhering to these core values. Luxury brands are selective with whom they work, terminating relationships, especially with online retailers, if standards are not upheld. These brands only partner with online retailers who have full control over all aspects of the shopping experience and deliver exceptional service to protect and enhance their brand integrity.

2.4.6.	The Luxury Consumer

The luxury market is comprised of several types of consumers, each with their own lifestyle, income and spending characteristics:

•            The intermittent luxury fashion consumer loves and follows fashion and saves for iconic pieces, which he or she buys occasionally.

•            The everyday luxury fashion enthusiast has a passion for fashion, is typically a working professional who earns his or her own income and is often time-constrained. This consumer regularly invests in statement pieces and fashion items for special occasions.

•            The top luxury consumer leads a “jet-set” global lifestyle, has significant wealth, and is willing to spend a significant amount on luxury goods to stay ahead of the latest fashion trends. This consumer prefers newness, shops ready-to-wear clothing season after season, and demands a superior shopping experience, high-touch service and quick shipping. This consumer is a high-frequency shopper, making purchases several times a week or even daily on personal and experiential luxury, according to third party research.

We target everyday luxury fashion enthusiasts and top luxury consumers as we believe these customers are the most loyal, value our differentiated service and represent the largest wallet share potential.

2.4.7.	Differentiated Value Proposition of Mytheresa for Customers and Brand Partners

Mytheresa provides a vibrant shopping experience that brings together hundreds of thousands of luxury consumers with the world’s most exclusive brands. This creates a flywheel effect, attracting new customers and enhancing brand relationships, as illustrated below.

2.4.8.	Our Value Proposition to Customers

Trusted discovery platform and curated assortment of the most coveted luxury brands. We provide customers with one of the finest edits of the most coveted luxury brands. For example, of the over 7,000 stock-keeping units (“SKUs”) we curate from our top 30 selling luxury designer brands, less than around 21% of those items overlapped with our multi-brand competitors according to an ongoing internal pricing analysis comparison Our content and brand stories, which are produced 100% in-house, inspire our customer and are integral to Mytheresa’s reputation as a trusted fashion authority for discovery. Our highly curated edit of luxury fashion is core to our DNA and allows us to translate fashion from the runway to the wardrobes of our customers. We encourage daily discovery through our “New Arrivals” section on our sites, as well as real-time product recommendations and inspirational content. For members of our Top Customer program we take our curation to a deeper level with personal shoppers, who know each customer’s specific fashion aesthetic and will recommend pieces via the preferred communication channel of the customer (phone, email, text message or other messaging platforms), or in some cases, hosting personal styling appointments.

Exclusive access to capsule collections. Our deeply entrenched and long-term relationships with the most coveted luxury brands allow us to provide unique offerings to our customers, including exclusive capsule collections, product personalization and first access through exclusive pre-launches. In fiscal 2022, we launched 76 exclusive capsule collections and campaigns with in-house produced exclusive content from brands including Moncler, Valentino, Loro Piana, Dolce Gabbana, Bottega Veneta, Gucci, Pucci, Tom Ford and many more.

Superior service drives differentiated shopping experience. We are dedicated to providing our customers with superior service throughout their shopping experience and believe this sets us apart from our competitors. We have team members who are available to serve our customers 24 hours per day, seven days a week and in eight languages. Additionally, our localized websites, which are also available in eight languages and eight currencies, and our global in-house logistics capabilities provide the fast, efficient and frictionless shopping experience our global customers demand. We believe customers are loyal to Mytheresa because we provide excellent service every time they interact with us. Our emphasis on exceptional service is inherent throughout all customer touchpoints, including our sites, customer care, delivery and global personal shopping team. For example, we provide customers with personalized product recommendations, last-minute deliveries, and hand-signed notes with our delivered products to personally connect and provide the high-touch service our customers enjoy. Our customer satisfaction with our service and experience is evidenced by our best-in-class net promoter score (“NPS”) of 80.9% , which is an annualized average of weekly measurements conducted by us in fiscal 2022. Through our distribution and fulfillment capabilities, we offer fast shipping to our customers in metropolitan areas globally in less than 72 hours, with one to two days shipping service in all of Europe where express shipping is available. Our customer service teams are experts in working with luxury customers. We received approximately 7,275 calls per week, on average, during fiscal 2022, with approximately 87.6% of 379 thousand calls answered within 20 seconds.

Special brand experiences for our top customers. In fiscal 2022, we invited our top customers around the world to more than 40 "money-can’t-buy" experiences. Highlights include the launch of the exclusive Dolce&Gabbana lemon collection during a cocktail reception in Miami attended by Domenico Dolce, the Pucci re-launch at a weekend experience in Capri to introduce the new Parisian artistic director Camille Miceli, the celebration of the Dries Van Noten exclusive collection in Antwerp attended by Dries Van Noten, a visit to the made-to-measure Berluti workshop for men's shoes, a Loro Piana experience in Los Angeles, an intimate dinner with Givenchy attended by Mathew Williams as well as VIC experiences in China in Chengdu and Hangzhou, and events in the Middle East. These events and brand experiences provide our top customers, press, influencers and friends of the house with “money-can’t-buy” experiences, , while also giving us the opportunity to amplify the content created across social media.

2.4.9.	Our Value Proposition to Brand Partners

Online Visibility to Highly Coveted Global Luxury Customers. In addition to brands appearing on our sites, we create exclusive experiences and collections that provide additional opportunities to engage with our customers and social media followers. In addition to our 41 events, we launched 76 campaigns in collaboration with our brand partners to launch exclusive products only available on Mytheresa or first available on Mytheresa. In collaboration with Moncler, we launched a 360° degree virtual pop up featuring exclusive styles in the Austrian Mountains, which received high awareness across the world. Other highly visible campaigns include the launch of the Dolce Gabbana exclusive lemon capsule collection, the Valentino Escape Collection exclusively available on Mytheresa and Valentino, the launch of the highly anticipated Loewe x Spirited away collection, the Gucci Pets collection including a stand-out video campaign, the exclusive Rimowa Pop-Up including the launch of a new colourway “Quartz” for the first time since year and many more.

Innovative and Engaging Content Across Media Formats. We produce 100% proprietary content in-house across different media formats including films, music videos, games, magazines and photography shoots on behalf of, and in partnership with, our brand partners. We place this content across our consumer touchpoints, including our home page, app, mobile first newsletter, paid formats and social media that includes our own managed platforms ranging from Instagram and Pinterest to WeChat and RED. We take a product-focused and experiential approach to content creation, which has differentiated and strengthened our longstanding relationships with some of the world’s leading luxury brands. Our highly stylized production showcases our brand partners’ products at their best, and our brand partners often promote our content and edits on their own social media accounts and websites. We also regularly achieve extensive global publicity for our brand partners and ourselves through features and exclusive stories, as well as through our more than 3.1 million followers, as of June 30, 2022, across social media platforms.

Established Reputation for Being Trusted Brand Stewards and Maintaining Brand Integrity. We are viewed as an integral global partner and have consistently been recognized as such by leading luxury brands including Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Our focus only on the most valuable luxury customers, our ability to deliver a superior service experience and our strong full price sell-through highlight our commitment to maintaining brand integrity for our brand partners.

Data-Driven Analytics and Customer Insights. We have developed significant data capabilities and insights across our platform. We regularly provide our brand partners with detailed aggregated data, analysis, and customer insights on metrics such as product performance, spending and trend patterns, brand affinity, product adjacencies, subcategory penetrations and geographic reach.

2.4.10.	Our Competitive Strengths

We attribute our market success, rapid growth and strong profitability to the following competitive strengths:

Customer-First Approach with Deep Understanding and Analytical Insight. We target, acquire and retain the most valuable luxury customers by pairing superior service with advanced technology. Our deep understanding of our customers enables us to provide a shopping experience tailored to them and drive loyalty. Our customer is time-constrained, requires efficient, personalized service, and favors our easy-to-use sites. Unlike online fashion marketplaces where customers go to price compare common luxury SKUs, we believe our customers shop our platform for discovery and access to exclusive products they cannot find elsewhere. To assist this shopping experience, we have invested in a robust technology platform that allows us to analyze data to produce actionable insights that we use to identify customers and personalize our site, emails, and brand recommendations for them. Our data-driven technology platform is integral to our merchandising and marketing functions and enables us to consistently deliver a superior shopping experience to several hundred thousand customers across over 130 countries. A key component of our customer experience is a mobile and app-first approach. In fiscal 2022, mobile orders accounted for 50% of our net sales, of which 38% were app orders, and approximately 79% of page views were generated via mobile app, tablet, and mobile phone. We combine data-driven customer insights, decades of thought-leadership in fashion, and exceptional customer service to deliver an unparalleled customer experience.

Our Curated Product Assortment Offers One of The Finest Edits In Luxury Fashion. We believe our curated assortment is the preferred platform for customers and brands compared to department stores, marketplaces and other online players. We offer leading luxury brands visibility to a highly valuable audience, customer trend insights across multiple brands and categories, and most importantly, more control over brand image and pricing integrity. We assort the most coveted brands and, from those brands, the most differentiated, relevant and luxurious pieces. Our edit features a meticulously curated, elevated assortment of luxury products that we display in an attractive way across our sites and content. Our platform facilitates discovery through personalized recommendations and convenient comparison features. Through our deep understanding of our customers’ needs, we are able to buy an optimal selection of curated inventory to consistently turn inventory with a high full price sell-through.

Highly Loyal and Engaged Global Luxury Customer Base. We have deep relationships with a growing number of dedicated luxury and highly coveted, high net worth customers. We have grown our active customer base at a 27.8% CAGR since fiscal 2017, with 68.3% of net sales in fiscal 2022 coming from existing customers. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. Our emphasis on targeting and serving these top customers resulted in the generation of approximately 35% of our GMV from approximately 3% of our top customers in fiscal 2022. Given our value proposition, high average order value, and strong customer loyalty, we achieved a 3.2x 6-year LTV to CAC ratio for the 2016 cohort, which demonstrates the effectiveness of our marketing spend and long-term profitability of our business model. Further, once a customer commits to our platform, they spend more over time, as evidenced by our 83% net sales retention from prior year cohorts and our approximately 106% net sales retention for cohorts who have been with us for more than two fiscal years, representing our ability to retain customers and to increase active customers’ spend and frequency, in fiscal 2022.

Partner of Choice for the World’s Most Coveted Luxury Brands. We have a rich, 30-year heritage of working with more than 200 of the most coveted luxury brands, who trust us for our commitment to full-price integrity, appreciate our innovative approach to targeting digital luxury consumers, and often provide us access to exclusive products and collections. In fiscal 2022, we featured 76 exclusive capsule collections and campaigns from preeminent designers including Moncler, Valentino, Gucci, Tom Ford, Dolce Gabbana, Loewe, Rimowa and many more. This represents a significant increase of 58% from the 48 campaigns we offered in fiscal 2021. Our average tenure with our top 30 brands is more than 10 years and we have retained 100% of our brand partners we wanted to keep since our founding. This underscores the strength of our relationships and differentiates Mytheresa as one of the online retailers that luxury brands prefer to partner with. Additionally, our top 30 brands’ share of overall net sales has remained stable as we have scaled the business.

Combination of Growth and Profitability with Attractive and Sustainable Unit Economics. As a result of our top-of-funnel brand campaigns and our sophisticated performance marketing efforts, we acquire customers efficiently and profitably and attract high quality customers who have a high propensity to repeat. As we have scaled our customers and net sales, we have improved profitability through our commitment to price integrity, yielding a stable gross margin, as well as efficient marketing and leveraging of our fixed cost basis. In fiscal 2022, we grew our active customers 16.4%, while keeping our gross margin stable and successfully leveraging our shipping, marketing and administrative costs resulting in an Adjusted EBITDA margin of approximately 9.6% in fiscal 2022, compared to 9.0% in fiscal 2021.

Experienced and Proven Management Team Combining Expertise From Luxury and Digital Worlds. Our team is led by our Chief Executive Officer, Michael Kliger, who joined Mytheresa in 2015 from eBay Enterprise where he was a Vice President for all of Europe and Asia Pacific. His deep customer knowledge across geographies has helped accelerate growth and enhance profitability. Michael is complemented by our experienced senior management team with industry-leading expertise across luxury, technology and e-commerce operations. The business verticals are led by Dr. Martin Beer (Chief Financial Officer), Sebastian Dietzmann (Chief Operating Officer), Isabel May (Chief Customer Experience Officer), Gareth Locke (Chief Growth Officer) and Richard Johnson (Chief Commercial Officer). Like our customers, we are diverse, with employees representing more than 86 nationalities and 63.6% of whom were women as of June 30, 2022. Our culture is collaborative, confident, creative, accountable, performance driven and dedicated to delivering our customers the finest edit and service in luxury.

2.4.11.	Growth Strategies

We plan to drive our market leadership, growth and profitability through the following strategies:

Profitably Acquire New Customers. We will focus our efforts on reaching the world’s most affluent luxury consumers. We believe our market share is less than 2% in the online personal luxury goods category. Given the strong projected growth of the luxury market, we believe we have a significant opportunity to expand our customer base in both our existing and new markets. We expect to attract new customers in all geographies including Europe, as well as the United States and Asia. Our demonstrated playbook for localizing new geographies is efficient, effective and repeatable. We leverage localized social media content and influencers, curation, languages and events to bring the Mytheresa brand to new markets. We believe our exclusive aspirational content and events resonate globally, providing a scalable marketing engine to efficiently acquire new customers across geographies. Through our more than 3.0 million followers as of June 30, 2022, across social media platforms and our luxury influencer relationships, we believe we will continue to reach new customers and raise brand awareness globally through this low cost medium. We intend to augment our core performance marketing strategy by pursuing App download advertising, further optimizing bidding rules for paid search engines, scaling organic search content in several additional languages, introducing a new customer acquisition model, and accelerating social media channel growth.

Continue to Expand Share of Wallet and Retention for Existing Customer Base. We plan to deepen our existing customer relationships to improve our strong revenue retention and increase our wallet share with customers. We believe we can increase purchase frequency and spend by improving our customer experience, Top Customer program and brand relationships. We will enhance our customer experience by continuing to refine our customer analytics, increasing personalization and product recommendations, improving the mobile experience and providing additional opportunities to pre-order exclusive products as well as expanding our team of personal shoppers across the globe. We will make selective improvements to our Top Customer program offerings and localization as we continue to expand globally. To supplement our top-tier offering for our most valued customers, we will continue to partner with brands to host our exclusive events while also improving service levels in key geographies through local support staff and distribution capability enhancements. Furthermore, we expanded our successful exclusive re-sale service dedicated to our high-end luxury customers in partnership with Vestiaire Collective to more categories, brands and markets.

Access New Complementary Customer Categories. We plan to increase our share of customer and household wallet share as well as attract new customers globally by investing in new categories to complement our strong existing business.

Expand wallet share with the recent launch of Mytheresa Kids. In January 2019, we officially launched our kidswear offering with 35 brands which we have now grown to an offering of 50 brands. Given the significant proportion of our top customers who have children and are looking to purchase luxury kidswear, many of our top brands such as Balmain, Burberry, Chloe, Dolce & Gabbana, Golden Goose, Gucci, Moncler, and Stella McCartney have collaborated with us on our launch of Mytheresa Kids. As many of our luxury brands continue to introduce separate kidswear lines, we have also been able to add kidswear even for brands like Loro Piana and Brunello Cucinelli recently. Like we do with womenswear we have also been able to introduce exclusive kidswear items only available at Mytheresa with brands like Dolce Gabbana, Off-white & Palm Angels and Victorie Beckham Our unique focus on luxury and our famous curation unlocks incremental wallet share from our customers who already know and trust our curated offering and wish to also purchase luxury products for the children in their lives. While 77% of kidswear items have been bought by existing customers, 23% of purchases have been by customers that have discovered Mytheresa through our luxury kidswear offering which presents an opportunity for additional growth. In a short time we have managed to become a significant player in the global luxury kidswear market. The synergies with our existing business are reflected with 77% of our customers who bought kidswear items already bought other items, mostly womenswear items. This strengthens, of course, the unit economics of our kidswear offering.

Further build a reputation as one of the leading player for Menswear. We launched Mytheresa Men in January 2020 with more than 100 curated brands to target the modern, affluent man with a curated, inspiring product offering reflecting the zeitgeist in men’s fashion. Our ambition is to become the global opinion leader and leading luxury online destination for luxury menswear. Our positioning is the white space between time-honored luxury and the post-streetwear era. We have dedicated men’s buying, creative, marketing, communication and merchandising teams to look after this new business. We are seeing ongoing support from our brand partners as evidenced by the fact that we offered exclusive capsule collections and pre-launches from Tom Ford, Moncler, Ami Paris, Givenchy, Our Legacy, Dries Van Noten and Berluti. We believe we are in a prime position to become an authority in the evolving menswear space given our ability to define menswear with a new positioning and the relationships we have with our current brand partners who have some of the top luxury menswear lines.

While we initially leveraged our existing site traffic and reputation as a luxury authority to grow our menswear business, we have already seen tremendous success through Mytheresa Men, with 18% of all Mytheresa customers in fiscal 2022 consisting of menswear customers. We believe that the success of Mytheresa Men since its launch demonstrates its potential to become a source of growth for our overall business and an opportunity to bring new customers to the Mytheresa platform.

Expand wallet share with the launch of Mytheresa Life: We launched the new category Life in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. The curated assortment includes interior and lifestyle products from iconic fashion houses such as Loro Piana, Missoni, Dolce&Gabbana and Aquazzura to renowned interior design brands, including Vitra, Fornasetti and Cassina, to independent home décor and table top specialists like Ginori 1735, 101 CPH, 1882 LTD., Serax and Zaha Hadid. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers.

Enhance Our Trusted Relationships with the World’s Most Coveted Brands. We will continue to enhance our value proposition for both customers and brands to attract new high net worth customers globally and further increase our desirability with top brands. We will enhance our brand relationships by providing customer insights and ensuring that luxury brands come alive for our digital luxury customer through production of exclusive content. We expect to continue to increase our access to exclusive merchandise and capsule collections with the world’s most iconic luxury brands. To this end we are also continually exploring new partnership models with the world’s top luxury brands to provide our customers full access to product ranges and supply levels usually only available to the retail network of brands.

Continue To Innovate and Leverage Use of Proprietary Data Insights. We plan to continue to identify ways to leverage our proprietary data to optimize the Mytheresa experience for both our customers and our brand partners. In addition, we plan to continue innovating and investing across our user interface, technology platform, supply chain and distribution, and localization capabilities to improve service levels and further enhance and personalize our customer’s experience. Our data helps inform the product assortment architecture which is pivotal in optimizing inventory for both our brand partners and us alike. As we scale, our global data repository grows turning the buying process into a data enhanced science. While we have been able to build our capabilities in house, we will evaluate partnerships, alliances and acquisition opportunities that enable new go-to-market strategies to further our reach and customer loyalty. Additionally, by leveraging advancements in artificial intelligence and machine learning, we will refine our merchandising and marketing capabilities to incorporate visual search capabilities and enhance our size and fit optimization.

Investment in Profitable Growth Opportunities. We continually evaluate opportunities to accelerate our growth strategy.

3. Financial Overview

3.1. Selected financial data

The selected consolidated financial data for each of the years ended June 30, 2021 and 2022 have been derived from our consolidated financial statements and notes thereto set forth in section 9 of this annual report. The following selected consolidated financial data should be read in conjunction with 3.2. Management's discussion and analysis of financial condition and results of operations and our consolidated financial statements and related notes appearing elsewhere in this annual report. Our financial statements included herein are prepared in accordance with EU IFRS and with Part 9 of Book 2 of the DCC.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income because they are frequently used by our management and used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income are helpful measures in highlighting trends in our operating results, because they exclude certain types of expenses which are not reflective of our ongoing operations and performance.

Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use the following metrics in addition to Segment EBITDA (see also note A.5.7) to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Fiscal Year Ended
(in millions)	June 30, 2020	June 30, 2021	June 30, 2022	FY22 vs FY21 Change in % / BPs
Gross Merchandise Value (GMV) (1)	€ 449.5	€ 616.1	€ 747.3	21.3%
Active customer (LTM in thousands) (2)	486	671	781	16.4%
Total orders shipped (LTM in thousands) (2)	1,092	1,505	1,765	17.2%
Average order value (LTM) (2)	600	595	626	5.2%
Net sales	€ 449.5	€ 612.1	€ 689.8	12.7%
Gross profit	€ 209.9	€ 287.0	€ 355.0	23.7%
Gross profit margin	46.7%	46.9%	51.5%	460 BPs
Adjusted EBITDA(3)	€ 35.4	€ 54.9	€ 66.3	20.7%
Adjusted EBITDA margin(3)	7.9%	9.0%	9.6%	60 BPs
Adjusted Operating Income(3)	€ 27.5	€ 46.7	€ 57.2	22.6%
Adjusted Operating Income margin(3)	6.1%	7.6%	8.3%	70 BPs
Adjusted Net Income(3)	€ 19.3	€ 32.1	€ 44.5	38.6%
Adjusted Net Income margin(3)	4.3%	5.2%	6.5%	130 BPs

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Operating Income, Adjusted Operating Income margin, Adjusted Net Income and Adjusted Net Income margin are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income to their most directly comparable IFRS measures.

	Fiscal Year Ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2022
Net income	6,350	(32,604)	(7,898)
Finance income (expenses), net	11,119	(15,091)	998
Income tax expense	3,441	15,534	11,734
Depreciation and amortization	7,885	8,232	9,088
thereof depreciation of right-of use assets (1)	5,116	5,224	5,657
EBITDA	28,795	(23,929)	13,922
United States sales tax (2)	1,334	-	-
IPO preparation and transaction costs (3)	5,206	6,984	-
Other transaction-related, certain legal and other expenses (4)	-	-	2,493
IPO related share-based compensation(5)	65	71,889	49,919
Adjusted EBITDA	35,400	54,944	66,334

Reconciliation to Adjusted EBITDA Margin
Net Sales	449,487	612,096	689,750
Adjusted EBITDA margin	7.9%	9.0%	9.6%

	Fiscal Year Ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2022
Operating Income	20,910	(32,162)	4,834
U.S. sales tax(2)	1,334	-	-
IPO preparation and transaction costs(3)	5,206	6,984	-
Other transaction-related, certain legal and other expenses (4)	-	-	2,493
IPO related share-based compensation(5)	65	71,889	49,919
Adjusted Operating Income	27,515	46,711	57,246

Reconciliation to Adjusted Operating Income Margin
Net Sales	449,487	612,096	689,750
Adjusted EBITDA margin	6.1%	7.6%	8.3%

	Fiscal Year Ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2022
Net Income	6,350	(32,604)	(7,898)
U.S. sales tax(2)	1,334	-	-
IPO preparation and transaction costs(3)	5,206	6,984	-
Other transaction-related, certain legal and other expenses (4)	-	-	2,493
IPO related share-based compensation(5)	65	71,889	49,919
Finance expense (income) on shareholder loans (6)	9,645	(16,224)	-
Income tax effect (7)	(3,306)	2,073	-
Adjusted Net Income	19,294	32,118	44,514

Reconciliation to Adjusted Net Income Margin
Net Sales	449,487	612,096	689,750
Adjusted Net Income margin	4.3%	5.2%	6.5%

(1)            Under IFRS 16, right of use assets are depreciated over their estimated useful life.

(2)            Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. Based on our previous IT configuration, we temporarily incurred sales tax related liabilities on customer purchases in the United States. Due to upgrades to our IT infrastructure in the fourth quarter of fiscal 2020, we no longer incur these expenses.

(3)            Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.

(4)            Other transaction-related, certain legal and other expenses represents (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(5)            In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €49.9 million for fiscal 2022. We do not consider these expenses to be indicative of our core operating performance.

(6)            Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(7)            Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the fiscal year ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expenses. Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, any IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expenses. Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, finance expenses on our Shareholder Loans, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses, IPO related share-based compensation expenses and related income tax effects. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted selling, general and administrative

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO related share-based compensation expense.

3.2. Management's discussion and analysis of financial condition and results of operations

3.2.1. Business Overview

Mytheresa is one of the leading global luxury fashion e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the new category “Life”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations.

3.2.2. Business Highlights

From fiscal 2021 to fiscal 2022, we grew our active customers by 16.4% to 781,000 customers. In fiscal 2022, we reported €689.8 million in net sales, representing growth of 12.6% from fiscal 2021. For the fiscal year ended June 30, 2022 gross profit was at €355.0 million, an increase of €67.9 million or 23.7% year-over-year. Net loss decreased from €32.6 million in fiscal 2021 to €7.9 million in fiscal 2022. In fiscal 2022, we reported Adjusted Net Income of €44.5 million, representing an improvement from €32.1 million in fiscal 2021. Additionally, in fiscal 2022, we generated €57.2 million of Adjusted Operating Income and €66.3 million of Adjusted EBITDA, representing year over year growth of €10.6 million and €11.4 million, respectively. Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are measures that are not defined in IFRS. For further information about how we calculate Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, limitations of their use and their reconciliations to the most comparable IFRS measures, see “3.1. Selected financial data”

3.2.3. Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of this report titled ‘‘Risk Factors.’’

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, inflation, interest rates and fuel, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Consumer Acquisition and Engagement

Our financial performance depends on the expenses we incur to attract and retain consumers and the revenues we then generate with the customers. To continue to grow our business profitably, we need to acquire and retain customers in an efficient manner and of high quality. We acquire customers through our brand marketing and performance marketing efforts. To measure the effectiveness of our marketing spend, we analyze CAC and LTV.

Customer Acquisition Cost. We define CAC as all of our online marketing expenses, excluding software costs, which we attribute to acquiring new customers in a given year, divided by the number of customers who placed their first order in the relevant year. These costs accounted for approximately 81% of our total marketing expense in fiscal 2022 as we exclude public relations and creative production costs, as well as marketing expense attributable to retaining existing customers when evaluating CAC. We manage CAC methodically, continually using customer data to optimize our global customer acquisition strategy.

Starting in fiscal 2017, we introduced a proprietary marketing attribution system focused on customer journeys across media channels. We additionally began utilizing data analytics and algorithms to optimize our paid marketing efforts and bidding strategies to acquire customers whom we believe will deliver high lifetime values. Collectively, these efforts have resulted in significantly declining CAC in fiscal 2018, fiscal 2019, fiscal 2020 and fiscal 2021, a trend we believe is rare in the industry, despite growing our active customer base from 486,000 in fiscal 2020 to over 781,000 in fiscal 2022.

Lifetime Value. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between July 1 and June 30 in a given cohort year. We define contribution profit as gross profit less shipping, packaging, fulfillment (including personnel), payment expenses and the portion of marketing expenses attributable to retaining existing customers. We measure the profitability of new customer acquisition by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort. Our lifetime value has increased over time as our customers who stay on our platform spend more over time. This is evidenced by the growth in our net sales per active customer by cohort demonstrated below.

Net Sales per Active Customer

The fiscal 2016 cohort’s LTV has increased over time as a result of repeat purchases and increased spend by retained customers. This results in a 3.2 times payback of our original cost to acquire this customer, demonstrating our marketing efficiency and profitable model. The following chart illustrates the efficiency of our customer acquisitions, as well as the profitability associated with retaining customers.

To illustrate the recent effectiveness and consistency of our marketing efforts, the following chart compares the LTV to CAC ratio for fiscal 2016, 2017, 2018, 2019, 2020, 2021 and 2022 respectively, cohorts for their one year, two year, three year, four and five year periods, where relevant. The relative consistency illustrates the repeatability of our model as we continue to grow.

LTV/CAC by Customer Cohort Over Time

Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers, encourage repeat purchases and grow our portion of wallet share over time. This is reflective of our ability to engage and retain our customers through our curated assortment and the improved convenience of our platform.

The increasing share of our net sales from existing customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts. We define cohort net sales retention as net sales attributable to a given customer cohort divided by the total net sales attributable to the same customer cohort from the prior fiscal year. We retained approximately 83% of net sales from prior year cohorts in fiscal 2022.

Additionally, in fiscal 2022 we retained greater than 100% of the net sales for the 2019 cohorts and prior. This cohort behavior demonstrates our ability to not only retain customers, but to also increase active customers’ spend on our platform as our loyal customers place orders more frequently at increasing average order values.

Net Sales by Cohort

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2021 Bain Study, the online penetration of luxury personal goods is expected to increase from 22% to 30% from 2021 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.

Growth in Men’s, Kidswear and Life

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a dearth of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category Life in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM)

CPM integrates Mytheresa Group with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa Group out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to the Mytheresa Group warehouse; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa Group acts as an agent, with the CPM platform fees recorded as net sales.

3.2.4. Components of our Results of Operations

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories and fine jewelry categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the USA.

Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content. We expect marketing expenses to increase over time, but to stay stable as a percentage of GMV in the medium term.

Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, IPO preparation and transaction costs as well as other transaction-related, certain legal and other expenses. Although selling, general and administrative expenses will increase as we grow and become a publicly traded company, we expect these expenses to stay stable as a percentage of net sales.

Depreciation and amortization include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.

Other expense (income), net principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property, plant, and equipment and other miscellaneous expenses and income.

Finance income (cost), net in fiscal 2021 consist primarily of interest incurred in relation to our U.S. Dollar denominated Shareholder Loans and related foreign exchange gains and losses. In January 2021, we fully repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering. In fiscal 2022, our finance costs relate to interest expense on our leases as well as on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”). Given our strong cash position we reduced our committed revolving credit lines from €90 million to €60 million to reduce interest expenses.

3.2.5. Operating Results

For a discussion of (i) our results of operations, including selected segment information, for the year ended June 30, 2021, including a year-over-year comparison between fiscal 2021 and fiscal 2020, and (ii) our liquidity and capital resources for the years ended June 30, 2021 and June 30, 2020, please refer to the section contained in our Annual Report for the fiscal year ended June 30, 2021, "Item 3.2.5: Operating Results"

Operating Results and Operating Metrics of the Group

The following table sets forth our results of operations for the periods presented. The period to period comparison of financial results is not necessarily indicative of future results.

	Fiscal year ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2022
Net sales	449,487	612,096	689,750
Cost of sales, exclusive of depreciation and amortization	(239,546)	(325,053)	(334,758)
Gross profit	209,941	287,043	354,992
Shipping and payment cost	(52,857)	(71,466)	(97,697)
Marketing expenses	(62,507)	(81,558)	(96,093)
Selling, general and administrative expenses	(66,427)	(157,151)	(148,172)
Depreciation and amortization	(7,885)	(8,232)	(9,088)
Other income (expense), net	645	(799)	892
Operating income	20,910	(32,162)	4,834
Finance income (costs), net	(11,119)	15,091	(998)
Income (loss) before income taxes	9,791	(17,070)	3,836
Income tax (expense) income	(3,441)	(15,534)	(11,734)
Net income (loss)	6,350	(32,604)	(7,898)

The following table sets forth each line item within the statement of profit as a percentage of net sales for each of the periods presented.

	Fiscal year ended
(in % of Net sales)	June 30, 2020	June 30, 2021	June 30, 2022
Net sales	100.0%	100.0%	100.0%
Cost of sales, exclusive of depreciation and amortization	(53.3)%	(53.1)%	(48.5)%
Gross profit	46.7%	46.9%	51.5%
Shipping and payment cost	(11.8)%	(11.7)%	(14.2)%
Marketing expenses	(13.9)%	(13.3)%	(13.9)%
Selling, general and administrative expenses	(14.8)%	(25.7)%	(21.5)%
Depreciation and amortization	(1.8)%	(1.3)%	(1.3)%
Other income (expense), net	0.1%	(0.1)%	0.1%
Operating income	4.7%	(5.3)%	0.7%
Finance (expense) income, net	(2.5)%	2.5%	(0.1)%
Income (loss) before income taxes	2.2%	(2.8)%	0.6%
Income tax (expense) income	(0.8)%	(2.5)%	(1.7)%
Net income (loss)	1.4%	(5.3)%	(1.1)%

Comparison of the Years Ended June 30, 2021 and 2022

Net sales

Net sales increased from €612.1 million for the fiscal year ended June 30, 2021 to €689.8 million for the fiscal year ended June 30, 2022. For the last twelve months, our total orders shipped increased from 1.51 million to 1.77 million, or 17.2%. For the fiscal year ended June 30, 2022 net sales growth is primarily due to the fact that we were able to generally grow our active customers with a strong average order value during that time on the base of strong customer retention and with continuous effort to win new customers with the effective use of our performance marketing tools. For the fiscal year ended June 30, 2022 the net sales growth was adversely affected by the war in Ukraine, sanctions in Russia and Covid-related effects in Asia, current continued inflationary pressures and overall economic downturn, which caused lower demand for luxury products compared to the prior year period. The slower increase in net sales compared to our GMV growth is due to the effect of brands switching from the wholesale model to the CPM. With this switch our reported net sales from these brands do not equal the GMV from these brands as before, but only the platform fee from these brands GMV. This effect is recognized only in the first twelve months after a brand switches fully from wholesale to CPM. Twelve months after a brand partner switched completely from Wholesale to CPM, net sales from the brand partner will again grow with the same rate as the GMV from the brand partner.

Cost of sales, exclusive of depreciation and amortization

Cost of sales, exclusive of depreciation and amortization for the fiscal year ended June 30, 2022 increased by €9.7 million, or 3.0%, compared to the fiscal year ended June 30, 2021. The slight increase during the periods presented mainly resulted from an increase in total orders shipped. Overall, our cost of sales as a percentage of net sales decreased from 53.1% for the fiscal year ended June 30, 2021 to 48.5% for the fiscal year ended June 30, 2022. The decrease is primarily due to the increasing share in CPM revenue. For CPM revenue, no cost of sales, exclusive of depreciation and amortization are recognized given that the price of the goods sold is borne by the CPM brand partner.

Gross profit

For the fiscal year ended June 30, 2022 gross profit was at €355.0 million, an increase of €67.9 million or 23.7% year-over-year. For that period the gross profit margin in relation to net sales increased to 51.5% in the fiscal year ended June 30, 2022 compared to the previous fiscal year with 46.9%. The increase is driven primarily by our increasing share in CPM revenues. For CPM, no cost of sales incurred given that the purchase price of the goods sold is borne by the CPM brand partner.

Shipping and payment costs

Shipping and payment costs increased by €26.2 million, or 36.7%, from €71.5 million for the fiscal year ended June 30, 2021 to €97.7 million for the fiscal year ended June 30, 2022. The increase was primarily driven by an increase in total orders shipped, price increase in shipping costs and a higher share of countries where we pay all customs duties for the customer, for example in the US. As a percentage of net sales, shipping and payment cost increased from 11.7% for the fiscal year ended June 30, 2021 to 14.2% for the fiscal year ended June 30, 2022. As a percentage of GMV, shipping and payment cost increased from 11.6% for the fiscal year ended June 30, 2021 to 13.1% for the fiscal year ended June 30, 2022.

Marketing expenses

Marketing expenses increased from €81.6 million for the fiscal year ended June 30, 2021 to €96.1 million for the fiscal year ended June 30, 2022. Marketing expenses increased primarily due to an increase in the number of customers acquired and additional brand collaboration campaigns and local events compared to prior year period. We constantly improve the utilization of data analytics and algorithms to optimize our paid marketing efforts and bidding strategies.

As a percentage of net sales, marketing expenses increased from 13.2% for the fiscal year ended June 30, 2021 to 13.9% for the fiscal year ended June 30, 2022.

As a percentage of GMV, marketing expenses decreased from 13.2% for the fiscal year ended June 30, 2021 to 12.9% for the fiscal year ended June 30, 2022.

Mytheresa was able to increase its active customers for the last twelve months ended June 30, 2022 by 16.4%. Also in this fiscal year 2022 we saw a continuation of very good customer cohort performance.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of the following:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Personnel-related expenses	(50,910)	(133,710)	(122,695)
Thereof contributions to defined contribution plans	-	-	(34)
Rental and other facility-related expenses	(932)	(2,197)	(2,252)
IT expenses	(4,567)	(6,636)	(7,647)
Insurances, contributions and fees	(294)	(2,833)	(4,145)
Travel costs	(1,089)	(143)	(1,390)
IPO preparation and transaction costs (1)	(5,206)	(6,984)	-
Other transaction-related, certain legal and other expenses (2)	-	-	(2,493)
Consulting and other services	(1,625)	(2,140)	(4,342)
Other	(1,804)	(2,508)	(3,207)
Total Selling, general and administrative expenses	(66,427)	(157,151)	(148,172)

(1)      Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.

(2)      Other transaction-related, certain legal and other expenses represents (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

	Fiscal year ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2022	FY22 vs FY21 Change in % / BPs
Total Selling, general and administrative expenses	66,427	157,151	148,172	(5.7)%
IPO related share-based compensation(1)	65	71,889	49,919	(30.6)%
IPO preparation and transaction costs (2)	5,206	6,984	-	N/A
Other transaction-related, certain legal and other expenses (3)	-	-	2,493	N/A
Adjusted Selling, general and administrative expenses	61,155	78,278	95,760	22.3%
in % of net sales	13.6%	12.8%	13.9%	110BPs

(1)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €49.9 million for fiscal year ended June 30, 2022. We do not consider these expenses to be indicative of our core operating performance.

(2)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.

(3)	Other transaction-related, certain legal and other expenses represents (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

The total selling, general and administrative expenses decreased by €9.0 million for the fiscal year ended June 30, 2022 from €157.2 million in the fiscal year ended June 30, 2021 to €148.2 million in the fiscal year ended June 30, 2022. The Mytheresa Group recognized IPO related share-based compensation expenses for the fiscal year ended June 30, 2022 of €49.9 million and €71.9 million for the fiscal year ended June 30, 2021. Excluding the IPO related share-based compensation expenses, IPO preparation and transaction costs as well as other transaction-related, certain legal and other expenses, the adjusted selling, general and administrative expenses as a percentage of net sales increased for the fiscal year ended June 30, 2022 from 12.8% to 13.9%, due to higher personnel expenses, insurance, and IT expenditures, in the periods.

The increase in personnel expenses excluding the IPO related share-based compensation expenses is also attributable to the increase in the number of employees to 1,238 for the fiscal year ended June 30, 2022 compared to 1,015 employees as of June 30, 2021. One of the main drivers of the increase in employees and personnel-related expenses is the addition of new fulfillment personnel. Overall, personnel expenses as a percentage of net sales decreased from 21.8% in the fiscal year ended June 30, 2021 to 17.8% for the fiscal year ended June 30, 2022. The decrease in percentage of net sales is mainly driven by IPO related share-based compensation expenses. Excluding the IPO related share-based compensation expenses, personnel-related expenses as a percentage of net sales was at 10.1% for the fiscal year ended June 30, 2021 and 10.6% for the fiscal year ended June 30, 2022.

Other general and administrative expenses increased by €2.0 million, from €23.4 million during the fiscal year ended June 30, 2021 to €25.5 million during the fiscal year ended June 30, 2022, mainly due to higher insurance, travel cost and IT expenditures, in the period.

Depreciation and amortization

Depreciation and amortization expenses, increased from €8.2 million for the fiscal year ended June 30, 2021 to €9.1 million for the fiscal year ended June 30, 2022, due to higher depreciation in right of use asset and increased depreciation in office equipment.

Finance income (costs), net

Total interest and other expenses on our Revolving Credit Facilities was €0.7 million and €0.4 million during the fiscal year ended June 30, 2021 and 2022, respectively.

Total interest expense on leases capitalized under IFRS 16 was €0.6 million and €0.6 million during the fiscal year ended June 30, 2021 and 2022.

Finance expenses in fiscal 2021 originated primarily from our Shareholder Loans, with a small portion related to the use of our Revolving Credit Facilities, which we utilized at certain points in fiscal 2021 as we built our inventory.

In fiscal 2021, we incurred interest expense, in addition to foreign currency gains and losses, on our U.S. Dollar denominated Shareholder Loans. During the fiscal year ended June 30, 2021, interest expenses of €5,990 thousand were incurred on these loans. In addition, income of €7,601 thousand due to foreign currency exchange rate adjustments was recognized in the fiscal year ended June 30, 2021 due to the full payback of the shareholder loan, while foreign currency income was €14.6 million.

In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

Income tax (expense) income include the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period. For further information see note A.5.12.

3.2.6. Operating Results by Segment

Segment reporting requires the use of the management approach in determining operating segments. The management approach considers the internal organization and reporting used by Mytheresa Group’s chief operating decision maker (‘‘CODM’’) for making operating decisions and assessing performance. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. The internal financial reporting provided to the CODM includes separate data for Mytheresa Group’s online operations and its retail stores, resulting in two operating segments.

Assets are not allocated to the different business segments for internal reporting purposes.

The following table shows our net sales and EBITDA for the fiscal year ended June 30, 2020, 2021 and 2022, respectively, for each segment.

	Fiscal Year Ended
(in € thousands)	June 30, 2020	June 30, 2021	June 30, 2022
Online
Net Sales	437,448	602,871	674,484
EBITDA	32,361	65,357	81,159

Retail Stores
Net Sales	12,039	9,225	15,266
EBITDA	1,947	1,670	4,229

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. The following table provides Mytheresa Group's net sales by geographic location:

	For the fiscal year ended June 30,
(in € thousands)	2020		2021		2022
Germany	98,443	21.9%	115,334	18.8%	128,616	18.6%
United States	45,183	10.1%	77,596	12.7%	108,748	15.8%
Europe (excluding Germany) (1)	173,875	38.7%	253,700	41.4%	276,110	40.0%
Rest of the world (1)	131,986	29.4%	165,466	27.0%	176,277	25.6%
	449,487	100.0%	612,096	100.0%	689,750	100.0%

(1)	No individual country other than Germany and the United States accounted for more than 10% of net sales.

No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

3.2.7. Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €60 million as well as the proceeds from our initial public offering in January 2021. Given our strong cash position we reduced our committed revolving credit lines in February 2022 from €90 million to €60 million to reduce interest expenses.

Our Revolving Credit Facilities provide short-term liquidity, needed due to the seasonal variability of our business. As of June 30, 2022, our cash and cash equivalents were €113.5 million. As of June 30, 2022, approximately 98% of our cash and cash equivalents were held in Germany, of which approximately 4% and 9% were denominated in, U.S. Dollars and British Pounds respectively. No other currency held in Germany accounted for more than 4 % of our cash and cash equivalents. Approximately 2% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars. While we have a stable and growing customer base that has provided us with annual increases in net sales and corresponding cash inflows, we experience seasonal increases in cash expenditures during the first and third quarters of each fiscal year as we build our inventory, offset by increases in revenues during the second and fourth quarters. As a result, we experience fluctuations in cash flows throughout the year.

We typically draw on our Revolving Credit Facilities as a result of seasonal volatility in our business.

As of June 30, 2021, we fully repaid our borrowings on our Revolving Credit Facilities. As of June 30, 2022, the interest rates were 2.20% and 2.25% for the Commerzbank and UniCredit facilities, respectively, if used as basic short-term borrowings. Typically, we use monthly money market loans with an interest rate of Borrowings 1.3% to 1.4% under our Revolving Credit Facilities which are secured by our inventory and customer receivables.

Under the Revolving Credit Facilities, we have financial covenants relating to inventory as a borrowing base and a maximum group debt to equity ratio. As of June 30, 2022, we were in compliance with all covenants for the Revolving Credit Facilities.

On January 26, 2021, Mytheresa Group exercised its option to repay the Fixed Rate Shareholder Loans (principal plus outstanding interest) with the proceeds of the Company´s IPO, which resulted in cash outflows of €170.0 million ($206.6 million). In addition, Mytheresa Group fully repaid any borrowings under the revolving credit facilities.

Our ability to make principal and interest payments on our Revolving Credit Facilities, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facilities, is sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary consolidated cash flow information for the fiscal year ended June 30, 2020, 2021 and 2022:

	Year Ended June 30,
(in € thousands)	2020	2021	2022
Consolidated Statement of Cash Flow Data:
Net cash (outflow) inflow from operating activities	10,559	(16,486)	54,840
Net cash outflow from investing activities	(2,420)	(2,894)	(11,923)
Net cash (outflow) inflow from financing activities	(878)	86,790	(6,095)

Consolidated Cash Flow Fiscal 2022 and Fiscal 2021

Net cash (outflow) inflow from operating activities

During the fiscal year ended June 30, 2021, operating activities used €16.5 million in cash and cash equivalents, primarily resulting from changes in operating assets and liabilities of €63.9 million, net loss of €32.6 million, partially offset by share based compensation of €75.3 million.

Net cash used by changes in operating assets and liabilities during the fiscal year ended June 30, 2021 consisted primarily of a €77.9 million increase in inventories and a €7.4 million increase in trade and other payables, as well as €1.8 million decrease in other liabilities and a €4.2 million decrease in other assets. The increase in inventories resulted from an overall expansion of our business to support forecasted increases in net sales, while trade and other payables increased as a result of payment timing for inventory purchases and IPO preparation costs towards the end of the fiscal year ended June 30, 2021.

During the fiscal year ended June 30, 2022, operating activities generated €54.8 million in cash and cash equivalents, primarily resulting from changes in operating assets and liabilities of €7.8 million, of which the increase in inventories of €16.9 million, the increase in other assets of €47.4 million and increase in other liabilities of €24.7 million have been the main drivers, as well as net loss of €7.9 million, and share based compensation of €52.3 million.

Net cash used by changes in operating assets and liabilities during the fiscal year ended June 30, 2022 consisted primarily from the decrease in inventory, increase in other liabilities, partially offset by changes in working capital. The increase in other assets is mainly due to receivables from certain brand partners as a result of their transition to the CPM, which led to a corresponding decrease in inventory for the respective merchandise which was sold back to these brand partners. At the same period other liabilities increased by €24.7 million during the fiscal year ended June 30, 2022.

Net cash outflow from investing activities

Cash used in investing activities for the fiscal year ended June 30, 2021 was €2.9 million, mainly resulting from equipment purchases and IT licenses. Cash used in investing activities for the fiscal year ended June 30, 2022 was €11.9 million, mainly resulting from capitalized assets connected to our new warehouse in Leipzig, Germany and equipment purchases and IT licenses.

Net cash (outflow) inflow from financing activities

Net cash obtained from financing activities during the fiscal year ended June 30, 2021 was €86.8 million, which resulted from net proceeds from capital increase related to the initial public offering of €283.2 million, offset by the repayment of the shareholder loan of €171.8 million, net repayment under our Revolving Credit Facilities of €10.0 million and additional lease payments of €5.8 million.

Net cash used from financing activities during the fiscal year ended June 30, 2022 was €6.1 million, which resulted from interest payments of €1.0 million, lease payments of €5.5 million and proceeds from exercise of share options of €0.4 million.

3.2.8. Research and development activities

The Mytheresa Group does not perform any research and development activities. There are also currently no intensions to do so.

3.3. Impacts to the consolidated financial statements due to Covid-19 pandemic, cost inflation, sanctions on Russia and war in Ukraine

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other material adverse effects from the pandemic. While the COVID-19 situation is now easing in the US and Europe, China is still suffering from local lock-downs and numerous imposed restrictions.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers or our in-house operations.

In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices in fiscal year 2020 and 2021, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with its warehouse and logistics functions remaining in operation throughout the pandemic.

Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in its central warehouse facility in Heimstetten, Germany. Due to government restrictions to contain the coronavirus, Mytheresa stores had to close from mid-December 2020 to end of February 2021, and when the stores reopened in fiscal year 2021 there were restrictions on the total number of customers allowed in the stores. Short-term work allowance has been applied to store employees for the same period. In fiscal 2022 and as of this reporting date, Mytheresa Group has not been impacted significantly from the COVID-19 pandemic.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners and availability of our workforce, which may interrupt its supply chain, impact future sales, and require other changes to our operations. With a global or regional recovery from the COVID-19 pandemic, the Mytheresa Group online shops may suffer from reduced online demand and therefore slower revenue growth. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

Overall inflation is reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. The demand for luxury products worldwide has been less effected by demand shifts due to inflation than other industries. Nevertheless, Mytheresa might also suffer from increased cost inflation on energy, logistics, labor and other parts of the Mytheresa business model.

Mytheresa Group experienced lower growth in net sales due to lower demand for luxury products in fiscal 2022 compared to fiscal 2021 worldwide, partially due to the war in Ukraine, sanctions in Russia and Covid-related effects in Asia which had an effect on customer sentiment for luxury products. Mytheresa stopped all services to Russia, Belarus and Ukraine and followed all sanction measures. Mytheresa Group has no operations or significant business in Russia, therefore the sanctions on Russia had no significant impact on net sales and on the business.

4. Risk Management and Risk Factors

The management board and supervisory board are responsible for reviewing the Company's risk management and control systems in relation to the financial reporting by the Company. These risk management and control systems have been established to mitigate the risk the Company faces as described in section 4.2. Risk Factors. The supervisory board has charged its audit committee (the "Audit Committee") with the periodic oversight of these risk management and control systems, with reports being provided to the supervisory board. The Audit Committee assists the supervisory board in monitoring (i) the integrity of the Company's financial statements and its accounting and financial reporting processes, (ii) the effectiveness of the Company's internal control over financial reporting, (iii) the Company's compliance with applicable legal and regulatory requirements (including United States federal securities laws), (iv) the qualifications, independence and performance of the independent auditors, (v) the Company's internal audit function, (vi) the Company's processes and procedures relating to risk assessment and risk management, and (vii) related party transactions.

Our success as a business depends on our ability to identify opportunities while assessing and maintaining an appropriate risk appetite. Our risk management considers a variety of risks, including those related to our industry and business, those related to our ongoing relationship with our shareholders; those related to our intellectual property and those related to the ownership of our ordinary shares represented by American Depositary Shares ('ADS')s. Within each category of risk, we have included risk factors in section 4.2. Risk Factors that describe our current view of the significance of each risk described therein and have summarized those that we consider as key risks in the section 4.2.1. Summary of key risk factors. The summary of key risk factors may not include all risks that may affect the Company, and other risks included in section 4.2. Risk Factors as well as others not described in this report may have a material and adverse impact on our business, strategic objectives, revenues, income, assets, liquidity, capital resources and achievement of our strategic initiatives. Our approach to risk management is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being assessed and mitigated and all information that may be required to be disclosed is reported to our senior management including, where appropriate, to our Chief Executive Officer and Chief Financial Officer. Our risk appetite is also described in various chapters of this report, including in the Note of the consolidated financial statement A.5.28 Financial instruments and financial risk management.

The management board and the supervisory board believe that the Company's internal risk management and control systems provide reasonable assurance that the Company's financial reporting does not contain any errors of material importance and that these risk management and control systems worked properly in the fiscal year to which this board report pertains. The management board and supervisory board have no reason to believe that there are material shortcomings associated with the Company's internal risk management and control systems. The risk management and control systems have not been materially revised during the fiscal year to which this board report pertains, and, other than as disclosed herein, no material improvements thereto are currently scheduled.

The Company's internal risk management and control systems are under continuous review and have been discussed by the management board with the Audit Committee and the members of the supervisory board. The same applies to any material weaknesses that are identified.

4.1. Controls and Procedures

4.1.1. Disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design of our disclosure controls and procedures as of June 30, 2022. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2022, the design of our disclosure controls and procedures were effective to accomplish their objectives.

4.1.2. Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with EU IFRS. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that, as of June 30, 2022, the Company’s internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting can only provide reasonable, not absolute, assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business, but cannot assure that such improvements will be sufficient to provide us with effective internal control over financial reporting.

4.2. Risk Factors

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, which we believe are material risks of our business. Our business, financial condition, results of operations or growth prospects could be harmed by any of these risks. In such an event, the value of our securities could decline, and you may lose all or part of your investment. In assessing these risks, you should also refer to all of the other information contained in this report, including our consolidated financial statements and related notes. Please also see “Cautionary Statement Regarding Forward-Looking Statements.”

4.2.1. Summary of key risk factors

Our ability to execute our strategy is also subject to certain risks. You should carefully consider all of the information set forth in this Annual Report and, in particular, should evaluate the specific factors set forth under the heading “Risk Factors” in deciding whether to invest in our securities. These risks include, but are not limited to, the following:

•	the highly competitive nature of our industry and our ability to compete effectively;

•	consumers of luxury products may not choose to shop online in sufficient numbers;

•	the luxury fashion industry can be volatile and difficult to predict;

•	our ability to maintain strong relationships with our brand partners;

•	any current or future health epidemic or other adverse public health development, such as the outbreak of novel coronavirus (“COVID-19”), could result in business disruption, sustained economic downturn, inflation, margin pressures and have an material adverse effect on our business and operating results;

•	our reliance on consumer discretionary spending, which may be adversely affected by economic downturns, including economic conditions resulting from Russia’s war in Ukraine, inflation and other geopolitical and macroeconomic conditions or trends;

•	our ability to acquire new customers and retain existing customers in a cost-effective manner depends on the success of our advertising efforts;

•	our ability to maintain average order value levels;

•	our ability to accurately forecast net sales and appropriately plan our expenses in the future;

•	our recent growth rates may not be sustainable or indicative of our future growth;

•	our ability to manage currency exchange rate fluctuations;

•	our ability to effectively manage our inventory;

•	loss of, or disruption in, our only distribution facility;

•	the imposition or increase of tariffs and the uncertainty regarding international economic relations could adversely affect our business;

•	changes in customs and international trade laws may result in increased costs which could limit our ability to operate our business and limit our ability to grow;

•	if sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our sites; and

•	the loss of senior management or attrition among our buyers or key employees could adversely affect our business.

4.2.2. Risks Related to Our Business and Industry

The online luxury sector is highly competitive and if we do not compete effectively, our results of operations could be adversely affected.

The online luxury sector is highly competitive and fragmented. We compete for customers primarily with other global multi-brand online luxury retailers and online marketplaces, luxury mono-brand retailers and luxury multi-brand retailers, and to a lesser extent specialty retailers, department stores, apparel chains, stand-alone boutiques, traffic aggregators, luxury pre-owned and consignment stores, off-price retailers and flash sale websites. We believe our ability to compete depends on many factors within and beyond our control, including:

•	attracting new customers and retaining existing customers;

•	enhancing our relationships with existing customers;

•	attracting customers from our brand partners’ increasing online offerings and capabilities;

•	converting online viewing to online purchases;

•	further developing our data analytics capabilities;

•	maintaining favorable brand recognition and effectively marketing our services to customers;

•	the amount, diversity and quality of brands and merchandise that we or our competitors offer;

•	the price at which we are able to offer our merchandise;

•	maintaining and growing our market share;

•	price fluctuations or demand disruptions of our brand partners or other third-party vendors;

•	inventory management;

•	the speed and cost at which we can deliver merchandise to our customers and the ease with which they can use our services to return merchandise; and

•	anticipating and quickly responding to changing fashion trends and customer shopping preferences.

Competition may increase as other established and emerging companies, including Amazon.com Inc., enter the markets in which we compete, as customer requirements evolve and as new products and technologies are introduced.

Many of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, larger databases, greater financial, marketing, institutional and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer bases, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in fashion trends and customer shopping behavior. These competitors may engage in extensive research and development efforts, enter or expand their presence in the online luxury market, undertake more far-reaching marketing campaigns, build stronger relationships with our brand partners, more effectively address our customers’ needs or adopt more aggressive pricing policies. In addition, as a result of the COVID-19 pandemic, retailers and brands that have not typically participated in e-commerce may establish an online presence on their own or with our existing competitors, which may create new or strengthen existing competitors. In September 2020, Amazon.com, Inc. launched “Amazon Luxury Stores,” an invitation-only marketplace that offers high-end ready-to-wear clothing from luxury brand partners to eligible customers. Any of the foregoing may allow our competitors to acquire a larger and more lucrative customer base or generate net sales from their existing customer bases more effectively than we do and, as a result, may have an adverse impact on our results of operations.

Competition, along with other factors such as consolidation within the luxury retail industry and changes in customer spending patterns, could also result in significant pricing pressure. Such factors may result in the loss of brand partners or customers. If we lose customers, our brand partners could reduce or terminate their relationships with us and our results of operations and profitability could decline.

If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition and results of operations could be harmed.

The online personal goods luxury sector is driven in part by fashion and beauty trends, which may shift quickly. Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to the latest fashion trends, changes in customer preferences for products, customer attitudes toward our industry and brands and where and how customers shop for those products. We must continually work to develop, produce and market new and highly curated content to our sites, provide customers with products from coveted luxury brands, offer unique products, maintain and enhance the recognition of our brand and develop our approach as to how and where we market and sell products. We typically enter into agreements to purchase our merchandise in advance of the applicable selling season and our failure to anticipate, identify or react appropriately, or in a timely manner to changes in customer preferences, tastes and trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages or delays, markdowns and write-offs, any of which could negatively impact our profitability and have a material adverse effect on our business, financial condition and results of operations. Failure to respond to changing customer preferences and to gauge and anticipate upcoming fashion trends could also negatively impact our brand image with our customers and result in diminished customer loyalty.

There is no assurance that customers will continue to purchase goods from us in the future. Customers may purchase fewer or lower-priced products if their discretionary income decreases. During periods of economic uncertainty, we may need to reduce prices in response to competitive pressures or otherwise to maintain sales, which could adversely affect relationships with our brand partners and consequently our business, financial condition, results of operations and prospects.

Any current or future health epidemic or other adverse public health development, such as the COVID-19 pandemic, could result in business disruption, supply chain disruption, sustained economic downturn, inflation, margin pressures and have a material adverse effect on our business and operating results.

Our business could be adversely affected by infectious disease outbreaks, such as the COVID-19 pandemic, which has spread rapidly across the globe, including in all major countries in which we operate, resulting in adverse economic conditions and business disruptions. Governments worldwide have imposed, and in some cases continue to impose, varying degrees of preventative and protective actions, such as temporary travel bans, forced business closures, and stay-at-home orders, all in an effort to reduce the spread of the virus, which has resulted in supply shortages and other business disruptions in many regions, in particular China, but with knock-on effect in other countries as well, and has also adversely affected demand. It is impossible to predict the effect and ultimate impact of the COVID-19 pandemic as the situation is rapidly evolving. Accordingly, we cannot predict for how long and to what extent this crisis will impact our business operations or the global economy as a whole.

A substantial majority of our brand partners, offices and employees are located in Europe, and we ship all our products from our distribution center in Heimstetten, outside Munich, Germany. As a result, the effects of this virus has disrupted somewhat our supply chain and distribution and fulfillment capabilities, including the delivery of merchandise from our brand partners and shipments of our merchandise to impacted regions or from our distribution center in Heimstetten. Furthermore, many of our brand partners temporarily closed their retail stores, warehouses and/or distribution centers and may do so again in the future in response to the COVID-19 pandemic, which could further interrupt our supply chain in the future. Our offices, logistics and operations centers and employees more generally have also been affected. We have instituted many health and safety protective measures for our employees and customers, and as a consequence, our capacity for processing orders was somewhat reduced.

Restrictions on travel, quarantines and other measures imposed in response to the outbreak, as well as ongoing concern regarding its potential impact, have had and will likely continue to have a negative effect on the economies, financial markets and business activities of global market, resulting in inflationary pressure and worker shortages. Global financial markets have experienced significant losses and volatility as a result of these conditions. A continued economic downturn and increased inflation resulting from these measures could negatively impact customer demand and spending in the impacted regions, and cause an oversupply of inventory that could lead to markdowns or promotional sales to dispose of excess inventory, which could force us to follow suit and have an adverse effect on our gross margins and results of operations. Should any of these factors worsen, customer demand and our results of operations could be negatively affected in the current or future fiscal periods.

The luxury fashion industry can be volatile and difficult to predict.

In the luxury fashion industry, customer demand can quickly change depending on many factors, including the behavior of both online and brick and mortar competitors, promotional activities of competitors, rapidly changing tastes and preferences, frequent introductions of new products and services, advances in technology and the internet and macroeconomic factors, many of which are beyond our control, especially in light of the COVID-19 pandemic. With this constantly changing environment, our future business strategies, practices and results may not meet expectations or respond quickly enough to customer demand, and we may face operational difficulties in adjusting to any changes. Any of these developments could harm our business, financial condition, results of operations and prospects.

Our continued success is substantially dependent on positive perceptions of our brand which, if eroded, could adversely affect our customer, employee and brand partner relationships.

We offer products from over 200 established brands through our sites. Our ability to identify new brands and maintain and enhance our relationships with our existing brands is critical to maintaining and expanding our base of customers. A significant portion of our customers’ experience depends on third parties outside of our control, including brand partners, third-party vendors, logistics providers such as DHL, FedEx and UPS and social media providers, distributors and influencers. If these third parties do not meet our or our customers’ expectations or if they increase their prices or materially reduce or terminate their relationship with us, our brand may suffer irreparable damage and/or our costs may increase.

Customer complaints or negative publicity about our sites, products, product delivery times, customer support, customer data handling or security practices, especially on blogs and social media platforms, could rapidly and severely diminish use of our sites and current and potential customers’ and brand partners’ confidence in us, which could result in harm to our brand and our business. We believe that some of the growth in our customer base to date has originated from social media, influencer marketing and affiliate marketing. If we are not able to develop and maintain positive relationships with our influencer and affiliate marketing partners, or if we or such partners are targets of negative publicity, including in connection with reactions to social or political events, such as the war in Ukraine, the Black Lives Matter movement or protests against the use of fur, on social media, our ability to promote and maintain awareness of our sites and brands and leverage social media platforms to drive customers to our sites may be adversely affected, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We depend on the success of our advertising efforts. If we fail to acquire new customers through our marketing effort in a cost-effective manner or at all we may not be able to increase net sales or maintain profitability.

Our success depends on the success of our marketing efforts in acquiring customers in a cost-effective manner. Our advertising efforts primarily comprise brand and performance-based advertising, public relations and events. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of shopping for luxury goods and may prefer alternatives to our offerings, such as traditional brick-and-mortar retailers and the websites of our competitors. We make significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. For example, our performance-based advertising includes paid search/product listing ads, affiliate networks, display prospecting and retargeting and other digital channels.

In addition to our performance-based advertising, we may use third-party social media platforms as, among other things, marketing tools. For example, we currently maintain Instagram, Facebook, Twitter, Pinterest, YouTube, Weibo, WeChat, and Naver accounts. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media platforms. If we are unable to cost-effectively use some of our social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to optimize our use of such platforms, our ability to attract new customers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us or our employees to abide by applicable laws and regulations in the use of these platforms or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and results of operations.

We are also subject to certain risks due to our reliance on digital channels in our advertising efforts. Digital channels change their algorithms and policies periodically, and our rankings in organic searches and visibility in social media feeds could be adversely affected by those changes. This has occurred in the past and required us to increase our spending on paid marketing to offset the loss in traffic. Further, digital platforms such as Apple and Google have announced changes to their privacy policies that, as implemented, could adversely affect our ability to provide more relevant online advertisements to the most relevant potential customers. Search engine companies may also determine that we are not in compliance with their guidelines and penalize us in their algorithms. Even with an increase in marketing spend to offset any loss in search engine optimization traffic as a result of algorithm changes, the recovery period in organic traffic may span multiple quarters or years. If digital platforms change their policies or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively attract customers. Our relationships with digital platforms are not covered by long-term contractual agreements and do not require any specific performance commitments. In addition, many of the platforms and agencies with whom we have advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased.

In addition, we partner with influential figures and social media and celebrity influencers within the fashion and entertainment industry in order to promote our sites. Such campaigns are expensive and may not result in the cost-effective acquisition of new customers. Further, the competition for relationships with influencers is increasing, and the cost of maintaining such relationships will likely increase. In addition, we do not prescribe what our influencers post, and if we were held responsible for the content of their posts or their actions, we could be forced to alter our practices, which could have an adverse impact on our business. Influencers, designers and celebrities with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. The harm may be immediate, without affording us an opportunity for redress or correction.

The net profit from new customers we acquire may not ultimately exceed the cost of acquiring those customers. If we fail to deliver an exclusive shopping experience, or if customers do not perceive the products we offer as unique luxury pieces reflecting the latest fashion trends, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase an amount of merchandise sufficient to grow our business, we may not be able to generate the necessary growth to drive beneficial network effects with our brand partners, our net sales may decrease, and our business, financial condition and results of operations may be adversely affected. Additionally, if our marketing efforts are not successful in promoting awareness of our brand, driving customer engagement or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected.

Our failure to retain existing customers or to maintain average order value or customer spending levels may impair our net sales growth, which could have a material adverse effect on our business and results of operations.

A significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the merchandise we offer. In fiscal 2022, the top 3.1% of our customers accounted for approximately 35% of our gross sales. If existing customers no longer find our offerings appealing or shift their shopping and purchasing preferences back to brick-and-mortar stores as COVID-19 pandemic measures ease, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our existing customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our results of operations. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average spend, our financial condition, results of operations and growth prospects could be adversely affected.

In addition, for our most valued customers, we invest in hosting exclusive events, personal shoppers and in-person styling sessions in various international locations, which has continued to be challenging during the COVID-19 pandemic. If our investments in such personal events do not generate sufficient net sales growth from our top customers, if we are unable to retain our most valued customers or if they do not purchase an amount of merchandise sufficient to grow our business, we may not be able to generate the necessary growth to drive beneficial network effects with our brand partners, our net sales may decrease and our business, financial condition and results of operations may be adversely affected.

Our failure to maintain strong relationships with our brand partners could limit our ability to provide differentiated luxury merchandise and harm our business and prospects.

Our relationships with established brand partners are a key factor in our success. Many of our brand partners limit the number of retail and wholesale channels that they use to sell their merchandise, and we have no guaranteed supply arrangements with our brand partners. Nearly all of our luxury brands are sold by competing retailers and have their own proprietary retail stores and/or websites that compete with us. Accordingly, there can be no assurance that any of our brand partners will continue to sell to us or to meet our quality, style and volume requirements. Some of our brand partners also impose geographical restrictions where we are allowed to sell their products. Other brand partners may, in the future, also restrict our ability to sell their products in certain regions. Our failure to offer our brand partners the ability to present their products in a manner that preserves brand integrity could have an adverse impact on our relationships with such brand partners.

Our distribution model has evolved and will likely also evolve over time and includes, among other distribution models, arrangements where a brand partner retains inventory ownership and in some cases directly ships to the customer while we are paid a commission by the brand partner. Any such distribution model could result in changes to our future revenue composition, inventory levels and margins, with a possible negative effect on our future net sales growth rate and gross margin, which could result in an adverse market reaction. In addition, our brand and reputation could be adversely affected if we are not able to continue controlling the full customer experience associated with shopping on our site. In addition, under the curated platform model, we may be required by the brand partner to share customer data, subject to the customer’s active consent in compliance with GDPR and other privacy laws, which could result in a dilution of the customer relationship over time.

Brand partner relationships could also be adversely impacted if we are not able to sell our brand partners’ products at full price and instead offer such products at discounted prices. Where we do consider it commercially sensible to discount our brand partners’ products to manage inventory or for other reasons (which we carefully evaluate in each case), this action could undermine the pricing and customer acquisition strategies of our brand partners and in turn indirectly reduce their net sales.

Our partnership with the Vestiaire Collective, which offers a resale service dedicated to our high-end luxury customers, could also adversely affect our brand partner relationships. Engaging in partnerships with resale service providers could be perceived by our brand partners as competitive with their own luxury goods, which could result in reduced sales for the brand partners’ goods. Accordingly, brand partners may be less willing to provide us with differentiated luxury merchandise for upcoming seasons, which could have an adverse effect on our relationships with high-end customers.

During periods of adverse change in general economic, industry or competitive conditions, some of our brand partners may experience cash flow issues, reductions in available credit from banks, factors or other financial institutions, or increases in the cost of capital. In response to those conditions or to concerns about the financial condition of us or our affiliates, such brand partners may attempt to increase their prices, alter historical credit and payment terms available to us or take other actions. Certain of our brand partners use third party trade credits on the basis of orders placed by us to subsidize a portion of their production costs. In certain cases, this has prompted brand partners to alter historical credit and payment terms available to us. They may also experience problems in their supply chains which could delay deliveries of their products to us. If this were to recur in the future, it could disrupt our merchandise sourcing and order fulfilment and adversely affect our liquidity.

Any of these actions could have an adverse impact on our relationships with our brand partners, constrain the amounts or timing of our purchases from such brand partners or cause us to lose customers and hinder our ability to acquire new customers, each of which could ultimately have an adverse effect on our business and prospects.

Our failure to maintain a relevant, enjoyable and reliable experience for our customers and to meet our customers’ evolving shopping preferences could adversely affect our customer relationships.

We seek to provide a relevant, enjoyable and reliable experience for our customers and to meet our customers’ evolving shopping preferences. To do so, we must continuously offer differentiated merchandise and brands, anticipate evolving fashion trends and offer access to exclusive merchandise. We must also provide our customers with superior service throughout their shopping experience and keep up-to-date with current technology trends, including the proliferation of mobile usage, evolving creative user interfaces and other e-commerce marketing trends related to customer acquisition and engagement, among others, which may increase our costs and may not yield higher sales or more customers. We must also keep up with evolving shopping preferences, including convenient and low-cost or free shipping options. Although we continually analyze trends in the way our customers shop, in an effort to maximize incremental sales, we may not gather accurate and relevant data or effectively utilize that data to accurately predict our customers’ shopping preferences, which may impact our strategic planning and decision making. If for any reason we are not successful at developing and providing a convenient, consistent and enjoyable shopping experience for our customers or providing our customers the products they want, when and where they want them, our business, financial condition, results of operation and prospects could be adversely affected.

We rely on customer discretionary spending, which may be adversely affected by economic downturns, inflation and other macroeconomic conditions or trends.

We sell luxury fashion merchandise. Although the market for luxury goods is less sensitive to economic downturns than markets for ordinary goods, purchases of merchandise by our customers are nonetheless discretionary, and therefore dependent upon the level of customer spending, particularly among affluent customers. As a result, our business and results of operations are subject to global economic conditions and their impact on customer discretionary spending. Some factors that may negatively influence customer spending include high levels of unemployment, increased inflation, higher customer debt levels, reductions in net worth, decreased demand resulting from significantly reduced opportunity to wear luxury fashion merchandise in public or social situations due to stay-at-home orders or preferences as a result of the COVID-19 pandemic, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and national and global geo-political and economic uncertainty, including in connection with tariffs or trade laws. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires, public health crises, political crises, such as the war in Ukraine, terrorist attacks, war and other political instability or other unexpected events, and such events could also disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, if any such disaster were to impact our flagship store or distribution center in Heimstetten or our planned distribution center under construction in Leipzig, Germany, our results of operations could be adversely affected. Customer purchases of discretionary items, including the merchandise that we offer, may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in customer confidence.

Adverse economic changes could reduce customer confidence, and thereby could negatively affect our results of operations. A reduction in customer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may adversely affect our brand partners’ financial performance, liquidity and access to capital, which may affect their production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations. In challenging and uncertain economic environments, we cannot predict when macroeconomic uncertainty may arise, whether or when such circumstances may improve or worsen or what impact such circumstances could have on our business.

Any adverse impact on our relationship with the limited number of brand partners from whom we generate a significant portion of our net sales could have a material adverse effect on our business and results of operations.

If one or more of these brand partners were to (i) limit the supply of merchandise made available to us, (ii) increase the supply of merchandise made available to our competitors, (iii) increase the supply of merchandise made available to their own proprietary retail stores and websites or significantly increase the number of their proprietary retail stores, or (iv) cease the distribution of their merchandise to us, our business, net sales, earnings and profitability could be adversely affected. Any decline in the quality or popularity of our top designer brands could also adversely affect our business.

The failure of one or more of these brand partners to supply their products to us on a timely basis, or at all, or at the prices we expect, may have a material adverse effect on our business, financial condition and results of operations. Further, our brand partners may:

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our requests, policies or objectives;

•	be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet certain production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products;

•	have financial difficulties;

•	encounter raw material or labor shortages;

•	encounter increases in raw material or labor costs which may affect their procurement costs, potentially resulting in an increase in their prices;

•	engage in activities or employ practices that may harm our reputation; or

•	work with, be acquired by, or come under the control of, our competitors.

Any of these factors could have an adverse impact on our relationships with such brand partners and the volume or timing of our purchases from such brand partners and could adversely affect our business, financial condition, results of operations and prospects.

If our brand partners or service providers do not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, this could adversely affect the quality of our collections, cause customer dissatisfaction and harm our reputation.

We do not own or operate any manufacturing facilities or design the merchandise we sell. The ability of our brand partners to design, manufacture and supply us with their products may be affected by competing orders placed by other retailers and the demands of those retailers. If we experience significant increases in demand, or need to replace a significant amount of merchandise, there can be no assurance that additional supply will be available when required on terms that are acceptable to us, or at all, or that any brand supplier will allocate sufficient capacity to us in order to meet our requirements.

In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. All products presented on our website have followed a rigorous selection process and quality is an integral part of this selection process. Upon reception of all goods within our warehouse, the quality of the product is controlled and quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, which could harm our sales and create inventory write-downs for unusable products. We have also outsourced portions of our distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries and territories, and we rely on third parties for credit card processing, hosting and networking for our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in moving these outsourced functions under our management and direct control or that of another third party, may have a material adverse effect on our business, financial condition and results of operations.

Our failure to successfully introduce new product categories could harm our business, financial condition, results of operations and prospects.

As part of our ongoing business strategy we expect to introduce new products in our traditional product categories of clothing, shoes, bags and accessories, while also expanding our product launches into adjacent categories in which we may have little to no operating experience. We launched Mytheresa Kids in 2019, Mytheresa Men in January 2020 and Mytheresa Life in May 2022 to expand our curated offering to these large and underserved categories. If we are unable to effectively market these categories to new and existing customers, the launch of these product lines may not be as successful as we anticipate. Our inability to successfully introduce new products in our traditional categories or in adjacent categories could limit our future growth and have a material adverse effect on our business, financial condition, results of operations and prospects.

Any disruptions at our flagship stores could negatively affect our business, results of operations, financial condition and prospects.

We generate a portion of our net sales (approximately 2% in fiscal 2022) from our Munich flagship store and, our men’s store, which is also located in Munich. As a result, we are more vulnerable to economic and other conditions affecting the metropolitan region surrounding Munich than our more geographically diversified competitors. Factors that may affect our results of operations include, among other things, the COVID-19 pandemic and resulting lock-downs or shelter-at-home orders, changes in demographics, population and employee bases, wage increases, future changes in economic conditions, severe weather conditions and winter storms. Any events or circumstances that negatively affect the region could adversely affect our net sales and profitability. Such conditions may result in reduced customer traffic and spending in our store, physical damage to our store, loss of inventory or closure of our store. Any of these factors may disrupt our business and adversely affect our business, financial condition and results of operations.

We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

We base our current and future expense levels on our operating forecasts and estimates of future net sales, gross margins and bottom-up estimates of functional cost increases. Net sales and results of operations are difficult to forecast because the purchasing behavior of our existing customers as well as our success in acquiring new customers may vary and is subject to global economic and health conditions. In addition, our historical growth rates, trends and other key performance metrics may not be meaningful predictors of future growth. Our business is affected by general economic and business conditions in the European Union and in the other international markets in which we operate. In addition, we experience shifts in overall sale seasons in our business, and our mix of product offerings is variable from day-to-day and quarter-to-quarter. This variability makes it difficult to predict sales and could result in significant fluctuations in our net sales, margins and profitability. Some of our expenses are fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. Any failure to accurately predict net sales could cause our results of operations to be lower than expected, which could adversely affect our financial condition and the value of our securities.

Our recent growth rates may not be sustainable or indicative of our future growth.

Our historical net sales and profitability may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our net sales and profitability could decline or grow more slowly than we expect.

We believe that our continued growth will depend upon, among other factors, our ability to:

•	identify new and emerging brands and maintain relationships with our established brand partners;

•	acquire new customers and retain existing customers;

•	develop new features to enhance the customer experience on our sites;

•	increase the frequency with which new and existing customers purchase products on our sites through merchandising, data analytics and technology;

•	invest in our online infrastructure to enhance and scale the systems our customers use to interact with our site;

•	access new complementary customer categories; and

•	expand internationally.

We cannot assure you we will be able to achieve any of the foregoing. Our customer base may not continue to grow or may decline as a result of increased competition and the maturation of our business. Failure to sustain our growth could have an adverse effect on our business, financial condition and results of operations and on the value of our securities.

Additionally, we expect our costs to continue to increase in future periods due to, among other items, inflation, regulatory requirements, competitive pressures, commodity price increases and increased labor costs, which could negatively affect our future results of operations and ability to sustain profitability. We expect to continue to expend substantial financial and other resources on acquiring and retaining customers, our technology infrastructure and the development of new features, sales and marketing, international expansion, including expansion into the United States, and expenses related to being a public company. These investments may not result in increased net sales or growth in our business. If we cannot successfully earn net sales at a rate that exceeds the costs associated with our business, we will not be able to sustain profitability or generate positive cash flow on a sustained basis and our net sales growth rate may decline. If we fail to continue to increase our net sales and grow our overall business, our business, financial condition, results of operations and prospects could be adversely affected.

We are also required to manage numerous relationships with various brand partners and other third parties. Further growth of our operations, fulfillment infrastructure, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and results of operations may be adversely affected.

Our quarterly results of operations may fluctuate, which could cause the value of our securities price to decline.

Our quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

•	fluctuations in net sales generated from the brands on our sites, including as a result of shifts in overall sale seasons, changes in regional mix and changes in brand delivery patterns and timing;

•	fluctuations in sales margin due to shifts in seasonal sales calendars or competitive behaviors;

•	fluctuations in product mix;

•	our ability to effectively manage our sites and new and existing brands;

•	fluctuations in the levels of inventory;

•	fluctuations in capacity as we expand our operations;

•	our success in engaging existing customers and attracting new customers;

•	the amount and timing of our operating expenses;

•	the timing and success of new products and brands we introduce;

•	the impact of competitive developments and our response to those developments;

•	our ability to manage our existing business and future growth;

•	disruptions or defects in our sites, such as privacy or data security breaches; and

•	economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly results of operations may cause those results to fall below the expectations of analysts or investors, which could cause the value of our securities to decline. Fluctuations in our results could also cause a number of other difficulties. For example, analysts or investors might change their models for valuing our securities, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish and other unanticipated issues may arise.

In addition, we believe that our quarterly results of operations may vary in the future and that period-to-period comparisons of our results of operations may not be meaningful. For example, our historical growth may have overshadowed the shifts in the overall effect of sale seasons on our historical results of operations. These shifts in the overall effect of sale seasons may become more pronounced over time, which could also cause our results of operations to fluctuate. You should not rely on the results of one quarter as an indication of future performance.

If we are unable to manage fluctuations in exchange rates effectively, our results of operations may be adversely affected.

We are exposed to market risk from fluctuations in foreign currencies. Material portions of our net sales and expenses have been generated by our operations outside the European Union, and we expect that these operations will account for a material portion of our net sales and expenses in the future. We use foreign service vendors whose costs are affected by the fluctuation of their local currency against the Euro or who price their services in currencies other than the Euro, including the British Pound, U.S. Dollar and Swiss Franc. We have also generated significant sales in foreign locations, principally the United Kingdom, the United States, China, South Korea, and the Middle East. Our brand partners may also be impacted by currency exchange rate fluctuations with respect to the purchase of fabric and other raw materials and could pass any such increased costs on to us. We may not be able to pass increased prices on to customers, which could adversely affect our business and financial condition.

Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators. Data from such sources may include information relating to fraudulent accounts and interactions with our sites (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or their accounts). We have only a limited ability to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it more difficult to detect such activity.

Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. If we under or over count performance due to the internal data analytics tools we use or issues with the operating data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the operating data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure operating data may affect our understanding of certain details of our business, which could affect our longer-term strategies.

If our operating metrics are not accurate representations of the reach or monetization of our offerings and network, if we discover material inaccuracies in our metrics or the operating data on which such metrics are based, or if we can no longer calculate any of our key operating metrics with a sufficient degree of accuracy and cannot find an adequate replacement for such metrics, our business, financial condition and results of operations could be adversely affected.

If we are unable to manage our inventory effectively, our results of operations could be adversely affected.

Our business requires us to manage a large volume of inventory effectively. We add a total of approximately 800 new apparel, footwear, accessories and fine jewelry to our sites in a typical week, and we depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory of SKUs. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. Demand may be affected by shifts in overall sale seasons, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in customer spending patterns, changes in customer tastes with respect to the products we offer and other factors, and our customers may not purchase products in the quantities that we expect.

Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since our business is worldwide. Given shifts in overall sale seasons, it may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our brand partners, and in the cases where we do have a right to return to vendor in exchange for a credit note, we remain subject to credit risk of our brand partners. If we fail to manage our inventory effectively or negotiate favorable credit and return to vendor terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory levels, our profit margins might be negatively affected, and such price reductions may harm our relationships with our brand partners. Any of the above, including as a result of the COVID-19 pandemic or the economic uncertainty resulting from the war in Ukraine, may materially and adversely affect our business, financial condition and results of operations.

Increased merchandise returns above current levels could harm our business.

We allow our customers to return products, subject to our return policy. If the rate of merchandise returns increases significantly or if merchandise return economics become less efficient, our business, financial condition and results of operations could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. From time to time, our products are damaged in transit, and any increase in the occurrence of such damages can increase return rates and harm our business.

Our ability to timely deliver merchandise to customers is currently dependent on a single distribution facility. If we suffer a loss of, or disruption in, our only distribution facility, our business and operations could be adversely affected.

Our ability to timely deliver merchandise to customers is dependent on a single distribution facility in Heimstetten and certain brand partners. Although we are building a new distribution facility and warehouse in Leipzig, we could be subject to disruptions in our fulfillment capacity as we begin to operate the Leipzig facility until we are able to optimize our procedures and processes and train the workforce. If we do not have sufficient fulfillment capacity, experience disruptions to order fulfillment or deliveries by our brand partners are not timely, our customers may experience delivery delays, which could harm our reputation and our relationship with our customers.

If we are unable to adequately staff our fulfillment center to meet demand or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, international expansion or other factors, our results of operations could be harmed. In addition, operating and optimizing our fulfillment network comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Any such issues may result in delays in shipping times or packing quality, and our reputation and results of operations may be harmed.

We have designed and built our own fulfillment infrastructure, which is tailored to meet the specific needs of our business. If we continue to add or change our fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix of products that we sell, our fulfillment network will become increasingly complex, could be subject to workforce disruption risks and increase the challenges to sustain cost-effective operations. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition and results of operations.

We expect that our current and projected capacity will support our near-term growth plans. Over the long term, we may be unable to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans and to recruit qualified managerial and operational personnel to support our expansion plans. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, and we would need to increase our capital expenditures more than anticipated. Many of the expenses and investments with respect to our fulfillment center are fixed, and any expansion of our fulfillment center infrastructure will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations in the future. We may incur such expenses or make such investments in advance of expected sales, and such expected sales may not occur. If we are unable to secure new facilities for the expansion of our fulfillment operations or to effectively control expansion-related expenses, our business, financial condition, results of operations and prospects could be adversely affected.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

Natural disasters, unforeseen public health crises, political crises or other catastrophic events, whether occurring in the European Union or internationally, could disrupt our operations in any of our offices and logistics centers or the operations of one or more of our brand partners or other third parties we do business with. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to customers from or to the impacted region, and could impact our ability or the ability of third parties to operate our sites and ship merchandise. In addition, these types of events could negatively impact customer spending in the impacted regions. To the extent any of these events occur, our business and results of operations could be adversely affected.

Any changes in our shipping arrangements or any interruptions in shipping could adversely affect our results of operations.

We primarily rely on three major vendors for our shipping, DHL, FedEx, and UPS. If we are not able to negotiate acceptable pricing and other terms with these entities, if they significantly increase their shipping charges or they experience performance problems, including as a result of the COVID-19 pandemic, inflation or worker shortages, or other difficulties, it could negatively impact our results of operations and our customer experience. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by the COVID-19 pandemic and related response measures, inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes and similar factors. For example, strikes at major international shipping ports may in the future impact our supply of inventory from our brand partners, and the trade disputes between the United States, the European Union, Russia, China and certain other regions could lead to increased tariffs on our goods and restrict the flow of the goods between the United States, the European Union, Russia and China. We are also subject to risks of damage or loss during delivery by our shipping vendors. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation. If our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process, our customers could become dissatisfied and cease shopping on our sites, which would have a material adverse effect on our business, financial condition, results of operations and prospects

Our business, including our costs and supply chain, is subject to risks associated with sourcing and warehousing.

All the merchandise we offer on our sites is sourced directly from our brand partners, and as a result we may be subject to price fluctuations or supply disruptions. Our results of operations would be negatively impacted by increases in the prices of our merchandise, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and product types, it is possible that we may not have strong purchasing power in these new areas, which could lead to higher prices than we have historically seen in our current categories. We may not be able to pass increased prices on to customers, which could adversely affect our results of operations. Moreover, in the event of a significant disruption in the supply of the fabrics or raw materials used in the manufacture of the merchandise we offer, our brand partners may not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.

In addition, the merchandise we receive from brand partners may not be of sufficient quality or free from damage, or such merchandise may be damaged during shipping, while stored in our fulfillment center or when returned by customers. We may incur additional expenses and our reputation could be harmed if customers or potential customers believe that our merchandise does not meet their expectations, is not properly labeled or is damaged.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit card, Mytheresa gift cards, debit card, PayPal, Alipay, and WeChat Pay, in addition to cash in our store, which subjects us to certain regulations and the risk of fraud, and we may in the future offer new payment options to customers that would be subject to additional regulations and risks. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our operating results. We primarily rely on Adyen as payment processor. If this third party payment processor were to experience an interruption, delay or service unavailability or if we transition to a new third party payment processor and the transition results in interruption, delay or service unavailability, we may not be able to process payments on a timely basis. Although we use third parties to process payments, our processes must comply with payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard (“PCI-DSS”) and rules governing electronic funds transfers, the EU Regulation on regulatory technical standards for strong customer authentication and common and secure open standards of communication and the EU Directive on payment services in the internal market. If we fail to comply with applicable rules and regulations of any provider of a payment method we accept, if the volume of fraud in our transactions triggers limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may be subject to fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. If services of our payment providers are interrupted, harmed or such payment providers are subject to fraud or cyber security attacks, this may result in the data protection of our customers being compromised and the access, public disclosure, loss or theft of their personal information, as well as an inability to process their payments. Further, we occasionally receive orders placed with fraudulent data. Under current credit and debit card practices, we may be liable for fraudulent transactions. As a result, we may suffer losses as a result of orders placed with fraudulent data even if the associated financial institution approved payment of the orders. We would also likely suffer a reputational impact with our customers. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

We may incur significant losses from fraud.

We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase, merchant fraud and customers who have closed bank accounts or have insufficient funds in bank accounts to satisfy payments. Although we have measures in place to detect and reduce the occurrence of fraudulent activity on our sites and in our store, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature.

Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our results of operations.

The United Kingdom’s exit from the European Union may have a negative effect on global economic conditions, financial markets and our business.

We are a multinational company with worldwide operations, including significant business operations in Europe. The U.K.’s exit from the European Union, as well as the possibility of initiatives by other European countries to withdraw from the European Union, has created significant uncertainty about the future relationships between the United Kingdom, the European Union and other member states within the European Union.

These developments, or the perception that other European countries could withdraw from the European Union, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future U.K. laws and regulations, including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws, could increase costs, depress economic activity, impair our ability to attract and retain qualified personnel. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.

Parties with whom we do business may be subject to insolvency risks or may otherwise become unable or unwilling to perform their obligations with us.

In addition to our brand partners, we are party to contracts, transactions and business relationships with third parties, including with respect to shipping, payment processing and data hosting, pursuant to which such third parties have performance, payment and other obligations. If any of these third parties were to become subject to bankruptcy, receivership or similar proceedings, our rights and benefits in relation to our contracts, transactions and business relationships with such third parties could be terminated, modified in a manner adverse to us, or otherwise impaired.

We may be unable to arrange for alternate or replacement contracts, transactions or business relationships on terms as favorable as our existing contracts, transactions or business relationships, if at all. Any inability on our part to do so could have a material adverse effect on our business and results of operations.

We may expand our business through acquisitions of other businesses, which may divert management’s attention, result in shareholder dilution, increase our leverage ratios and/or prove to be unsuccessful.

We may acquire additional businesses or technologies from time to time. Acquisitions may divert management’s time and focus from operating our business. Acquisitions also may require us to spend a substantial portion of our available cash, issue additional shares, incur debt or other liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill or other assets. In addition, integrating an acquired business or technology is risky. Completed and future acquisitions may result in unforeseen operational difficulties and expenditures associated with:

•	incorporating new businesses and technologies into our infrastructure;

•	consolidating operational and administrative functions;

•	coordinating outreach to our community;

•	maintaining morale and culture and retaining and integrating key employees;

•	maintaining or developing controls, procedures and policies (including effective internal control over financial reporting and disclosure controls and procedures); and

•	identifying assumed liabilities related to the activities of the acquired business before the acquisition, including liabilities for violations of laws and regulations, intellectual property issues, commercial disputes, taxes and other matters.

Moreover, we may not benefit from our acquisitions in the manner or time frame we expect, such as achieving synergies to reduce costs, expansion into new markets or product categories, etc. The issuance of issue additional shares in connection with an acquisition would also likely cause dilution to our shareholders. Finally, acquisitions could be viewed negatively by analysts, investors or our customers.

Due to our global business we are exposed to different local cultures, standards and policies.

Given that we operate globally, with customers in over 130 countries, we are exposed to many different local cultures, standards and policies. The business model we employ and the merchandise we currently offer may not have the same appeal to our various international customers, and purchasing behaviors may vary region to region. Due to the international nature of our business, our success in the international markets may depend on a variety of factors, including:

•	localization of our merchandise offerings, including translation into foreign languages and adaptation for local practices;

•	navigating shipping and returns in a more fragmented geography;

•	different customer demand dynamics, which may make our model and the merchandise we offer less successful elsewhere compared to the European Union;

•	competition from local incumbents that understand the local market and may operate more effectively;

•	regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, custom duties or other trade restrictions or any unexpected changes thereto;

•	laws and regulations regarding anti-bribery, anti-corruption, anti-trust and fair competition compliance or any changes to such laws or regulations;

•	changes in a specific country’s or region’s political or economic conditions; and

•	risks resulting from changes in currency exchange rates.

If we invest substantial time and resources to establish and expand our operations in various international markets and are unable to do so successfully and in a timely manner, our results of operations would suffer. In addition, if we are not able to attract new customers and retain existing customers in such markets, we might not be able to grow our business, which may have an adverse effect on our business, financial condition, results of operations and prospects.

We conduct business in China, and we and our brand partners may be subject to negative publicity in China and other risks, which could damage our reputation and have an adverse effect on our business and results of operations.

We sell goods and ship products into China. Conducting business in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our brand could be subject to adverse publicity if incidents related to our image or the products we sell occur or are perceived to have occurred, whether or not we are at fault. In particular, given the popularity of social media, including WeChat and Weibo in China, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in our company. Furthermore, our ability to successfully position our brand could be adversely affected by perceptions of the quality of our brand partners’ products and services. We may also be affected by adverse publicity related to our brand partners or our marketing partners, whether or not such publicity is related to their collaboration with us. In recent years, luxury fashion brands have experienced Chinese boycotts of their products as a result of politically or racially offensive products, ads and statements made by individuals associated with the brands. Incidents such as these may have an adverse effect on our business, financial condition and results of operations.

Further, recent regulatory efforts in China to limit or restrict luxury consumption and displays of wealth by high net worth individuals in China could have an adverse effect on our business and results of operations in China.

In addition, our ability to ensure a significant step-change sales growth in China depends on our ability to secure a partner to provide better access to high-end luxury consumers in China. If we are unable to secure a partner in China, we may experience an adverse effect on our business, financial condition and results of operations in China, which may result in an adverse market reaction from institutional investors and analysts.

Climate change and related regulatory responses as well as customer and investor awareness of ESG issues may adversely impact our business.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, adversely impact the cultivation of cotton, which is a key resource our brand partners use to make the products that we sell, disrupt our brand partners’ supply chain operations, increase the cost of our brand partners’ products and impact the types of products that customers purchase. As a result, the effects of climate change could have an adverse impact on our business and results of operations.

In many countries, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. These laws and regulations, which may be mandatory, have the potential to impact our operations indirectly as a result of required compliance by our brand partners and the manufacturers of their products. In addition, we are active in an industry that is not considered to be environmentally sustainable and we depend on shipping logistics, which lead to a high output of carbon dioxide. As a result, our customers might refuse to acquire merchandise from us and turn to more sustainable competitors or refrain from acquiring luxury products at all. Further, any delays in launching our inaugural ESG report in late 2022 or in achieving our ESG goals may result in a loss of customers and investors who prioritize companies that publicly disclose their sustainability efforts and results. If we take steps to voluntarily mitigate our impact on climate change and other ESG issues, we may experience increases in energy and transportation costs, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate or conduct business.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

Approximately 98% of our consolidated net sales for fiscal 2022 were generated from sales on our sites. The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

We outsource the vast majority of our cloud infrastructure to Amazon Web Services (“AWS”), which hosts our sites and products. In addition, we use Akamai Technologies, Inc. as our primary content delivery network vendor, which focuses on delivering point-cloud solutions (together with AWS, our “Hosting Providers”). Our customers must have the ability to access our sites at any time, without interruption or degradation of performance. Our Hosting Providers run their own platforms upon which our sites and products depend, and we are, therefore, vulnerable to service interruptions at each Hosting Provider. We have experienced, and in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints, particularly in light of the COVID-19 pandemic. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, if our security, or that of one of our Hosting Providers, is compromised, our sites or products are unavailable or our users are unable to access our products within a reasonable amount of time or at all, then our business, financial condition and results of operations could be adversely affected. We note that our ability to conduct security audits on our Hosting Providers is limited. In some instances, we may not be able to identify and/or remedy the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our sites performance, especially during peak usage times. To the extent that we do not effectively address capacity constraints, either through our Hosting Providers or alternative providers of cloud infrastructure, our business, financial condition and results of operations may be adversely affected. In addition, any changes in service levels from our Hosting Providers may adversely affect our ability to meet our customers’ requirements.

Our increased reliance on cloud-based services may subject us to increased risk of slowdown or interruption as a result of integration with such services or failures by such third parties, which are out of our control. Our net sales depend on the number of visitors who shop on our sites and the volume of orders we can handle. Unavailability of our sites or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect customer perception of our brand. In particular, we have in the past and may in the future experience slowdowns or interruptions on our sites during updates. Currently, our sites are typically unavailable for a short period of time while software updates are being installed. We may also experience other periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or shifts in overall sale seasons in our business, place additional demands on our third-party cloud-based services and technology infrastructure and could cause or increase the frequency or magnitude of slowdowns or interruptions. We may not be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand, scale and upgrade our technology, systems, infrastructure and third-party cloud-based services to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our sites, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations, industry standards and practices are evolving in the e-commerce industry.

Any slowdown or failure of our sites and the underlying third-party cloud-based services could harm our business, reputation and our ability to acquire, retain and serve our customers, which could adversely affect our results of operations and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. Furthermore, compensation for, or indemnification from, damages resulting from capacity constraints or other limitations of our contractual partners might be limited due to contractual exclusions, limitations of liability or warranty provisions.

If sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our sites, we may be unable to process or fulfill orders, we may lose or be unable to access data, we may be exposed to liability and our reputation would suffer.

We collect, transmit, and store personal information provided by our customers, such as names, email addresses, the details of transactions. Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to customer data. In an effort to protect sensitive information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography or other developments may result in our failure or inability to adequately protect sensitive information.

Like other online services, we are also vulnerable to computer viruses, unauthorized access, phishing or social engineering attacks, ransomware attacks, data corruption, encryption or deletion attacks, denial-of-service attacks and other real or perceived cyberattacks. Any of these incidents could lead to interruptions or shutdowns of our sites, loss or corruption of data, or unauthorized access to or disclosure of personal data or other sensitive information. Cyberattacks could also result in the theft of our intellectual property. We have been subject to attempted cyber, phishing or social engineering attacks in the past and may continue to be subject to such attacks in the future. As we gain greater visibility, we may face a higher risk of being targeted by cyberattacks.

Advances in computer capabilities, new technological discoveries or other developments may result in cyberattacks becoming more sophisticated and more difficult to detect. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees, our third-party service providers, or their personnel.

We and our third-party service providers regularly experience cyberattacks aimed at disrupting our and their services. If we or our third party service providers experience, or are believed to have experienced, security breaches that result in our sites’ performance or availability problems or the loss or corruption of, or unauthorized access to or disclosure of, personal data or confidential information, people may become unwilling to provide us the information necessary make purchases on our sites. Existing customers may also decrease their purchases or close their accounts altogether. We could also face potential liability and litigation, which may not be adequately covered by insurance. Any of these results could harm our growth prospects, our business and our reputation.

The loss or corruption (or other unauthorized access or disclosure) of personal data may constitute a personal data breach under the EU General Data Protection Regulation (“GDPR”). In the event of such a personal data breach, we could be required to notify applicable government authorities and/or potential victims and could face continued governmental investigations, fines and private claims for compensation from individuals whose personal data was involved.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by customers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. In fiscal 2022, mobile orders accounted for 50% of our net sales, of which 38% were app orders, and approximately 79% of page views were generated via mobile app, tablet and mobile phone. To optimize the mobile shopping experience, we are dependent on our customers downloading our specific mobile applications for their particular device or accessing our sites from an internet browser on their mobile device. As new mobile devices and operating systems are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and operating systems, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application stores, such as those of the Apple App Store or Google Play, if our applications receive unfavorable treatment compared to competing applications, such as the order of our products within application stores, or if we face increased costs to distribute or have customers use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and results of operations may be materially and adversely affected.

Further, we continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure.

A failure to comply with current laws, rules and regulations related to internet, ecommerce and trade sanctions or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and ecommerce, such as geo-blocking and other geographically based restrictions, internet advertising and price display, economic and trade sanctions, coordination with suppliers and financial transactions. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, the European Commission recently adopted new distribution rules (known as the new Vertical Block Exemption and Vertical Guidelines), which came into force on 1 June 2022, which explicitly address the growth of e-commerce and the evolution of the online platform economy, which may adversely affect our relationships with brand partners. In addition, the U.S., the U.K., the European Union and other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Belarus, Cuba, Iran, North Korea, the Russian Federation, Syria, and the Crimea region of Ukraine and the occupied portions of the Donetsk and Luhansk regions of Ukraine as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, including especially numerous entities in Belarus, the Russian Federal and the People's Republic of China, and entities owned by, or acting on behalf of, any of those sanctioned individuals or entities. In addition, the U.S. trade regulations prohibit the importation of products manufactured in whole or in part by entities in the Xinjiang Uyghur Autonomous Region ("XUAR") of China.

Anti-corruption laws, including FCPA (U.S. Foreign Corrupt Practices Act of 1977 ) and the U.K. Bribery Act, generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, private persons to obtain or retain business or an improper business advantage.

Although we have policies and procedures in place designed to promote compliance with such laws and regulations, which we review and update as we expand our operations, our employees, partners, or agents could take actions in contravention of our policies and procedures or violate applicable laws or regulations, for example, by unknowingly shipping merchandise to customers who are themselves or are family members of specifically targeted individuals subject to economic sanctions. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, a prohibition on our ability to supply certain Chinese-made or sourced products to customers in the U.S., litigation, and damage to our reputation and the value of our brand.

Compliance with current and future laws and regulations and our contractual obligations relating to privacy, data protection and customer protection increases our operating costs. Failure to comply with such laws or regulations could adversely affect our business, financial condition and results of operations.

We collect and maintain significant amounts of personal data and other data relating to our customers and employees. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We store, handle, and process personal data on our own information systems, as well as through arrangements with third-parties and service providers. As a result, a variety of European and international laws and regulations, and certain industry standards, govern or apply to our collection, use, retention, sharing and security of customer data. We are subject to certain laws, regulations, contractual obligations and industry standards (including, for example, the PCI-DSS, the GDPR and the Federal Data Protection Act) relating to privacy, data protection and localization, information security and customer protection. These requirements increase our operating costs and may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. Existing and future laws and regulations, or the enforcement of such laws and regulations, including with regard to data localization requirements and restrictions on data sharing and cross-border data transfers, could impede the growth of e-commerce or online marketplaces and negatively impact our business and operations. Any failure, or perceived failure, by us to comply with our privacy policies or with any Dutch, German, European, or international laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to privacy, data protection and localization, information security or customer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations and/or cease or modify our use of certain data sets. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our senior management, increase our costs of doing business, result in a loss of customers and suppliers or an inability to process credit card payments and may result in the imposition of monetary penalties.

In Europe, where we have significant business operations, the data privacy and information security regime has been through a significant change and continues to evolve. The collection and processing of personal data is subject to increasing regulatory scrutiny in the European Union and the United Kingdom. The GDPR and the UK data protection regime (“UK GDPR”) have stringent operational requirements for companies, including retailers, regarding information practices, such as expanded disclosures to consumers about how we collect and process their personal data, increased controls on profiling consumers and increased rights for consumers to access, control and delete their personal data. Recent case law has also increased requirements in relation to international transfers of personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties for non-compliance with each regime. Since January 1, 2021 (when the transitional period following the United Kingdom’s withdrawal from the European Union expired), we have been required to comply with GDPR and the UK GDPR. Each regime has the ability to fine us up to the greater of €20 million (£17.5 million) or 4% of global turnover for non-compliance.

In recent years, U.S. and EU lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws and regulations in this area are also under reform. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the existing ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the European Union and United Kingdom, informed consent is required for the placement of a cookie on a user’s device, unless such cookie is strictly necessary to provide explicitly requested services, and for many forms of direct electronic marketing. The GDPR and UK GDPR impose conditions on obtaining valid consent, such as, according to some authorities and courts, a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the ePrivacy Regulation is still under development, recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies and we are beginning to see regulatory enforcement actions. Changes to how we use cookies and related technology could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ online shopping and other relevant online behaviors, as well as the effectiveness of our marketing and our business generally. The advertising technology ecosystem may not be able to adapt to the legal changes around the use of tracking technologies, which may have a negative effect on businesses, including ours, that collect and use online user information for consumer acquisition and marketing. Any decline of cookies or other online tracking technologies as a means to identify and target potential purchasers may increase the cost of operating our business and lead to a decline in revenues. In addition, uncertainties about the legality of cookies and other tracking technologies may lead to regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the use of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the draft ePrivacy Regulation also advocates the development of browsers that block cookies by default. These developments and other privacy-oriented software changes by operating systems or other third-parties, such as Google’s and Apple’s app tracking transparency features, have impaired our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, and could adversely affect our business, in light of our use of cookies and similar technologies to target our marketing and personalize the customer experience.

In the United States, which is also a significant market for our goods and services, federal and state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California has enacted the California Consumer Privacy Act (“CCPA”) which went into effect on January 1, 2020. The law imposes new requirements on companies doing business in California and meeting other size or scale criteria for collecting or using information collected from or about California residents, affords California residents the ability to opt out of certain disclosures of personal information, and grants rights to access or request deletion of personal information. . The CCPA implementing regulations are being updated and supplemented by the office of the California Attorney General and the California Privacy Protection Agency, which was established in 2021 based on the 2020 ballot initiative to enact the California Privacy Rights Act (“CPRA”). CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data for cross-context behavioral advertising. CPRA was signed into law on December 16, 2020 with most provisions not coming into effect until January 2023. The CCPA, as amended by the CPRA, and similar laws passed by other U.S. states, including Nevada, Virginia, Colorado, Utah and Connecticut could have an adverse effect on our business, results of operations, and financial condition.

The effects of the CCPA and similar state laws are potentially significant and will require us to modify our data collection or processing practices and policies, incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement or litigation. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that could make compliance with such laws challenging.

The People’s Republic of China (the “PRC”) have enacted numerous laws, regulations and guidelines concerning data security (collectively “Data Security Law”) to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests, and safeguard state sovereignty, state security and development interests. The Data Security Law applies to a broad range of activities that involve “data” (not only personal or sensitive data). Under the Data Security Law, entities and individuals carrying out data activities must abide by various data security obligations. For example, the Data Security Law proposes to classify and protect data based on the importance of such data to the state’s economic development, as well as the degree of harm it would cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also requires important data to be stored locally in the PRC. Such important data may only be transferred outside of the PRC subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities.

Additionally, on August 20, 2021, the PRC enacted a Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL clarifies the scope and application of the definitions of personal information and sensitive personal information (which includes medical and health information), the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for critical information infrastructure operators and personal information processors who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL includes a list of rules which must be complied with prior to the transfer of personal information outside of the PRC, such as compliance with a security assessment, certification by an agency designated by the relevant authorities, or entering into standard form model contracts approved by the relevant authorities with the overseas recipient. Failure to comply with the PIPL can result in fines of up to renminbi (“RMB”) fifty million or 5% of the prior year’s total annual revenue.

In addition, the government agencies of the PRC promulgated several regulations or released a number of draft regulations for public comment which are designed to provide further implementation guidance in accordance with the aforementioned laws. For example, on October 29, 2021, the Cyberspace Administration of China (“CAC”), the central internet regulator, issued draft Measures for the Security Assessment of Outbound Data (the “Draft Measures”) soliciting public comments by November 28, 2021. The Draft Measures remain under legislative review and may be subject to further revisions before being officially enacted. Once the Draft Measures are finalized and implemented, data processors in the PRC will be required to conduct a self-risk assessment to evaluate the risks of cross-border data transfer. In addition, we will be subject to the security assessment and approval by CAC with respect to cross-border data transfer, as we are deemed a “massive volume data processor” pursuant to the Draft Measures due to our processing of personal information of more than one million people in the PRC.

The evolving data security landscape and potential for heightened government enforcement actions could lead to compliance risks and increased costs in our operations in the PRC. Failure to comply with such requirements may adversely affect our business and operations in the PRC region.

In addition to the privacy, data protection and data security laws discussed above, many other countries and jurisdictions continue to pass laws related to data protection, such as data privacy and data breach notification laws, resulting in a diverse set of requirements across states, countries and regions. The complexity of navigating these varying data protection laws is particularly acute for our business due to our global reach. In addition, the legal landscape relating to the transfer of personal data continues to evolve and remains uncertain in many jurisdictions. Many data protection regimes apply based on where the consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data (such as in Russia), which could require us to incur additional costs and restrict our business operations.

Failures or perceived failures by us to comply with rapidly evolving privacy or security laws such as those in the PRC, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other personal or consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure to invest in and adapt to technological developments and industry trends could harm our business.

We have identified the need to expand, scale and improve our information technology systems and personnel to support recent and expected future growth. In this regard, we are investing in and establishing a modular e-commerce platform to enhance our online customer experience and to allow us react faster and independently across our front- and back-ends. To minimize the risk of disruption during this upgrade, we instituted a modular approach that allows us to migrate one capability at a time. We also continuously invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities, and in particular the transition to a new platform, subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to leverage our e-commerce channels, fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary applications.

We use open source software in the applications we have developed to operate our business and will continue to use open source software in the future. We may face claims from third parties demanding the release or license of the open source software or derivative works that we developed from such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. In addition, our use of open source software may present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our sites and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business and results of operations.

Our software is highly complex and may contain undetected errors.

The software underlying our sites is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. In the future, we expect to rely heavily on a software engineering practice known as “continuous deployment,” meaning that we will typically release software code multiple times per day. This practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our sites. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of customers, disruption to our operations, decline of net sales or liability for damages, any of which could adversely affect our business, financial conditions, result of operations and prospects.

Any failure to enforce our intellectual property rights could adversely affect our business or results of operations.

We rely on trademark, copyright, trade secrets, confidentiality agreements and other practices to protect our proprietary information, technologies and processes. Our principal trademark assets include the registered trademark “MYTHERESA,” in addition to our logo. Our trademarks are valuable assets that support our brand and customers’ perception of our services and merchandise. We also hold the rights to the “mytheresa.com” internet domain name and various other related domain names, which are subject to internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. For example, we are required to register our trademark in China and have been subject to trademark infringement claims in China. Although we believe that these and similar claims are without merit, they may result in additional costs. As a result of the international nature of our business, we may be required to register our trademarks in the countries in which we operate or conduct business.

We currently have no registered copyrights, applications for copyright registrations, patents issued or applications pending in any jurisdiction. Any registered copyrights or patents that may be issued in the future may not provide us with any competitive advantages or may be challenged by third parties, and future registered copyrights or patent applications may never be granted. Even if issued, there can be no assurance that registered copyrights or patents will adequately protect our intellectual property or survive a legal challenge, as the legal standards relating to the validity, enforceability and scope of protection of registered copyright, patent and other intellectual property rights are uncertain. Our limited registered copyright and patent protection may restrict our ability to protect our technologies and processes from competition.

We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.

We may be accused of infringing intellectual property or other proprietary rights of third parties.

We are also at risk of claims by others that we have infringed their copyrights, trademarks or patents, or improperly used or disclosed their trade secrets, or otherwise infringed or violated their proprietary rights, such as the right of publicity. The costs of supporting any litigation or disputes related to these claims can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim. If any such claim is valid, we may be compelled to cease our use of such intellectual property or other proprietary rights and pay damages, which could adversely affect our business. Even if such claims were not valid, defending them could be expensive and distracting, adversely affecting our results of operations. In addition, certain merchandise we purchase from brand partners has in the past been, and may in the future be, alleged to have infringed a third-party’s intellectual property rights. Although the respective brand partner typically address all claims relating to such infringement, but our business or results of operations could be adversely affected as a result of such claims.

As an online luxury retailer, our success depends on the accuracy of our authentication process, particularly with respect to returned merchandise, and any failure by us to identify counterfeit goods could adversely affect our reputation, customer acceptance and relationships with brand partners.

Our success as an online luxury retailer depends on our ability to accurately and cost-effectively determine whether an item offered for sale or submitted for a return is an authentic product. While we have invested heavily in our authentication processes and we reject any merchandise we believe to be counterfeit, we cannot be certain that we will identify every counterfeit item delivered or returned to us. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit products. The sale or return of any counterfeit goods may damage our reputation as a trusted online luxury retailer, which may adversely affect our reputation, customer acceptance and relationships with brand partners.

The inability to acquire, use or maintain our trademarks and domain names for our sites could substantially harm our business, financial condition and results of operations.

We currently are the registrant of marks for our brand in numerous jurisdictions and are the registrant of the internet domain name for our sites, as well as various related domain names. However, we have not registered our marks or domain names in all major international jurisdictions. Domain names generally are regulated by internet regulatory bodies. As our business grows we may incur material costs in connection with the registration, maintenance, and protection of our marks. If we do not have or cannot obtain on reasonable terms the ability to use our marks in a particular country, or to use or register our domain name in a particular country, we could be forced either to incur significant additional expenses to market our offerings within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could adversely affect our business, financial condition and results of operations.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand. Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our customer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we might not be able to register, use or maintain the domain names that use the name Mytheresa in all of the countries and territories in which we currently or intend to conduct business.

The loss of senior management or attrition among our buyers or key employees could adversely affect our business.

Our success in the global luxury fashion industry, including our ability to anticipate and effectively respond to changing fashion trends, is dependent on our ability to attract and retain qualified personnel, including, but not limited to, our executive team, particularly our chief executive officer, chief commercial officer and chief financial officer, specialized information technology personnel, our buyers and members of our merchandising customer experience, marketing and creative and content production teams as well as our customer care, processing and personal shopper teams. Competition for qualified personnel is strong, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our results of operations. If we are unable to retain, attract and motivate talented employees with the appropriate skills, particularly specialists in information technology, at cost-effective compensation levels, or if changes to our business adversely affect morale or retention, our ability to benefit from long-standing relationships with qualified brand partners or to provide relationship-based customer service could suffer.

In addition, the loss of one or more of our qualified personnel or the inability to promptly identify a suitable successor to a key role or the loss of any of our technicians could have an adverse effect on our business. For example, our chief executive officer and chief financial officer have unique and valuable experiences leading our company. Our managing director contracts provide for only a six-month notice period, which may be an insufficient amount of time to identify and recruit a qualified replacement. In addition, certain roles within our fashion buying team are freelance contractors under individual consulting agreements with a limited term. If any of these employees or contractors were to depart or otherwise reduce their focus on our company, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team or other key employees.

If we fail to effectively manage our employees and hiring needs in connection with our growth, our business, financial condition and results of operations could be harmed.

We have grown rapidly, with our net sales increasing from €612.1 million in fiscal 2021 to €698.4 million in fiscal 2022. To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. Since our inception, we have rapidly increased our employee headcount to support the growth of our business. As of June 31, 2022, we had a total of 1,238 employees, representing 1,196.7 FTEs, an increase from 978.9 FTEs as of June 30, 2021, and we have expanded across all areas of our business. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel, particularly in Munich, where our principal offices and fulfillment center and the majority of our employees are located. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute if we choose to expand into new merchandise categories and internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires or retain key employees, our efficiency, our ability to meet forecasts and our employee morale, productivity and retention could suffer, which may adversely affect our business, financial condition, results of operations and prospects.

Increases in labor costs, including wages, or other developments in labor and employment law, including any unionizing efforts by employees, could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. A significant portion of our workforce is in Germany. From time to time, legislative proposals are made to increase the minimum wage in the Federal Republic of Germany and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. The minimum wage is set nationwide every two years for the following two years. Since its last increase effective as from January 1, 2022 the minimum wage is currently €9.82 per hour. The Minimum Wage Commission has recommended an increase in four steps every 6 months from the current level to €12 by October 1, 2022. The Minimum Wage Commission’s recommendation is subject to Government approval. Several German political parties are calling for a significant increase, which may be decided after the 2022 federal elections. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations. In particular, the job market in Munich, Germany, where our principal offices and fulfillment center as well as the majority of our employees are located, is very competitive.

We also face the risk that the European Union or the German legislature could approve legislation or regulations and respond to rulings of higher courts that significantly affect our businesses and our relationship with our employees. None of our employees are currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. If we enter into a collective bargaining agreement with our employees, the terms could adversely affect our costs, efficiency and ability to generate acceptable returns on the affected operations.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past and may in the future become involved in private actions, collective actions, investigations and various other legal proceedings by customers, employees, brand partners, third-party suppliers, competitors, government agencies or others. Examples of such claims include product defect and qualify claims, deceptive trade practices claims, such as the posting of strike-through prices for merchandise, employment-related claims and other claims related to our business practices. The results of any such litigation, investigations and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, damage our reputation, require significant amounts of management time and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and results of operations.

Our reliance on brand partners located in jurisdictions presenting an increased risk of bribery and corruption, exposes us to legal, reputational, and supply chain risk through the potential for violations of federal and international anti-corruption law.

We are subject to certain provisions of the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”). The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. We conduct business in, or may expand our business to, certain countries where there is a high risk of corruption and extortion and in some cases, where corruption and extortion are considered to be widespread and where our companies may have to obtain approvals, licenses, permits, or other regulatory approvals from public officials. Therefore, we are exposed to the risk that our employees, consultants, agents, or other third parties working on our behalf, could make, offer, promise or authorize payments or other benefits in violation of anti-corruption laws and regulations, especially in response to demands or attempts at extortion. If we or our brand partners were determined to have violated the FCPA, the U.K. Bribery Act of 2010, or any of the anti-corruption and anti-bribery laws in the countries and territories where we and our brand partners do business, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting certain business, and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, the costs we may incur in defending against any anti-corruption investigations stemming from our or our brand partners’ actions could be significant. Moreover, any actual or alleged corruption in our supply chain could carry significant reputational harms, including negative publicity, loss of goodwill, and decline in share price.

Any actual or perceived violation or breach of these anti-corruption laws and regulations, including any potential governmental or internal investigations of perceived or actual misconduct, could affect our overall reputation and, depending on the case, expose us to administrative or judicial proceedings, which could result in criminal and civil judgments, including fines and monetary penalties, a possible prohibition on maintaining business relationships with brand partners or customers in certain countries, and other negative consequences which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to customs and international trade laws that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage.

Our business is conducted worldwide, with goods imported from and exported to a substantial number of countries. A significant portion of the products we sell are shipped internationally. We are subject to numerous regulations, including customs and international trade laws that govern the importation and sale of luxury goods. Therefore, we are exposed to the risk that we are in non-compliance with some of these regulations and laws (the non-compliance of which could result in administrative proceedings initiated by competent authorities against us). Further, these regulations and laws may change unpredictably, and have done so recently in view of the global pandemic, economic pressures and potential trade wars.

Additionally, the ongoing crisis related to Russia’s war in Ukraine has resulted in the application of enhanced sanctions against Russia by a number of jurisdictions, including the United States, United Kingdom, and European Union, and vice versa. These measures, and any additional measures that may be imposed should Russia’s war against Ukraine continue, may have a material impact on our ability to operate in the ordinary course of business with customers in Russia. Although our sales in Russia are relatively immaterial and we do not have a significant number of personnel in the country, certain commercial relationships remain at risk of disruption as a result of these measures.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Our business depends on our ability to source and distribute products in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports create significant risks for our business, particularly if work slowdowns, lockouts, strikes or other disruptions occur. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

The imposition or increase of tariffs, the imposition of international trade regulations, and the current uncertainty regarding international economic relations could have an adverse effect on our business and results of operations.

The acquisition, delivery, import and export of our products are subject to various countries' export control laws and regulations, financial sanctions, import regulations, customs duties and tariffs, and trade protection measures, which we refer to as ”international trade regulations”. Those international trade regulations have a significant impact on the costs to us and to our customers of our products. Changes to those international trade regulations may have a further material impact on the cost of our products, and. as such, they may affect the competitiveness of our products in various markets. Other changes to the international trade regulations could affect our ability to acquire products from specific sources or suppliers and/or our ability to deliver our products to customers in specific countries.

The failure to comply with those international trade regulations that are, or may be, applicable to our products may expose our company to adverse consequences, including: (i) the imposition of fines and penalties; (ii) the imposition of government orders restricting our ability to export our products to, or import our products into, specified countries; (iii) delay or impair our ability to ship and deliver our products to our customers; and/or (iv) damage to our reputation as a compliant company and a reliable supplier of our products.

Many of our products are manufactured in the People's Republic of China. Commencing in 2018, as part of a series of trade-related disputes between the governments of the United States and the People's Republic of China, the United States Government imposed punitive customs duties on Chinese merchandise imported into the United States, under section 301 of the U.S. Trade Act of 1974. Those "section 301" duties on Chinese origin goods range from 7.5 percent to 25 percent, and apply directly to products that we procure from Chinese suppliers for importation into the United States. The section 301 duties are currently under review by the United States Government, and the consequences of that review are uncertain. If the section 301 duties are maintained in effect, they will likely continue to have a negative impact on the competitiveness of our products in the United States, and on our overall financial results.

Section 307 of the United States Tariff Act prohibits the importation into the United States of products manufactured abroad in whole or in part with forced labor. On June 21, 2022, the Uyghur Forced Labor Prevention Act (the "UFLPA") went into effect in the United States. The UFLPA establishes a presumption that any product that is produced or manufactured in the XUAR, or that is produced or manufactured by an entity that is working with the XUAR regional government forced labor programs, is the product of forced labor and is therefore ineligible for importation into the United States. Textiles and apparel, particularly cotton apparel, are a particular focus of the UFLPA enforcement effort, and the regulations can be, in certain situations, unclear, leaving a great deal of discretion in the hands of customs inspectors. If any of the products that we supply to our customers in the United States are suspected of being subject to the forced labor restrictions of the UFLPA, we may experience delays in importing products into the United States or seizure of our goods, which would likely lead to customer dissatisfaction as orders are delayed or cancelled. Moreover, any shipment of products to the United States which are ultimately determined to be subject to the UFLPA may expose us to fines and penalties under the United States Customs & Border Protection regulations.

The UFLPA is a United States law. Other countries, however, may in the future enact similar laws banning the importation of products from the XUAR or otherwise determined to be produced in whole or in part with forced labor. To the extent that any entity in the supply chain for our products (of any tier, including raw materials suppliers) is determined to be using forced labor, that determination could have a significant impact on our ability to supply our products to customers in other markets.

In response to the Russian war in Ukraine, various countries, including the United States, Canada, the United Kingdom, the European Union member states, and other countries have imposed a series of enhanced export control restrictions and financial sanctions on transactions with or in the Russian Federation and Belarus. In particular, the United States, the United Kingdom and the European Union have imposed export control restrictions or prohibitions on the export of luxury goods, including especially fashion apparel, to: (i) any person in the Russian Federation and Belarus; and (ii) certain specified Russian and Belarussian individuals (i.e., so-called "oligarchs" and "malign actors") wherever located. Those luxury goods export control restrictions, especially those adopted by the European Union, have the effect of prohibiting the export of many of our products from the European Union to customers in Russia and Belarus.

In 2019, the United States Government threatened to impose section 301 duties, at a rate of 25 percent, on certain products, including apparel, handbags and cosmetics, imported from the United Kingdom, France, Italy and Spain, as well as various other countries, in response to those countries' initiatives to implement a digital services tax. The proceedings to impose those section 301 duties were, however, terminated, as a result of agreement among the various countries to negotiate a multinational convention on the taxation of digital services under the auspices of the Organization for Economic Cooperation and Development ("OECD"). If no such multilateral convention is ultimately concluded, the section 301 actions could be reinstituted by the United States Government. The imposition of any such section 301 duties on products imported into the United States from various European countries could have a significant impact on the cost and competitiveness of our products in the United States market.

The imposition of additional duties by the United States, and retaliatory actions taken by other countries, may result in a global trade war. Those tariff measures are one manifestation of global economic tensions, which could result in the imposition of various forms of taxation, tariff measures and customs duties on our products, which could then have a significant impact on our business, financial condition and results of operations. Other governmental action related to tariffs or international trade agreements may adversely impact demand for our products, our costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. The luxury industry has been impacted by ongoing uncertainty surrounding tariffs and import duties, and international trade relations generally. While we actively review existing and proposed measures to seek to assess the impact of them on our business, changes in tariff rates, import duties and other new or augmented trade restrictions could have a number of negative impacts on our business, including higher consumer prices and reduced demand for our products and higher input costs. The imposition or increase of tariffs might cause us to consider increasing prices to our end customers. However, this could reduce the competitiveness of our merchandise and customers might refrain from purchasing products from us, and/or might switch to competitors, which could adversely affect net sales. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this report, tariffs have not had a significant impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have a material adverse effect on our business, financial condition and results of operations.

Any failure by us or our brand partners to comply with product safety, labor or other laws, or to provide safe conditions for our or their workers may damage our reputation and brand and harm our business.

The merchandise we sell to our customers is subject to regulation by the Federal Customer Product Safety Commission, the Federal Trade Commission, the European Commission and similar national and international regulatory authorities. Products marketed in the European Union are subject to several European Union legislative acts regulating products such as the EU Regulation on requirements for accreditation and market surveillance relating to the marketing of products ((EC) No 765/2008), the EU Directive on general product safety (2001/95/EC) and the EU Directive concerning liability for defective products (85/374/EEC). As a result, such merchandise could be subject to market surveillance and accreditation measures by European and national authorities, as well as recalls and other remedial actions. Product safety, labeling and licensing concerns, including customer disclosure and warning regarding chemical exposure, may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have a material adverse effect on our results of operations.

We purchase our merchandise from numerous international and European brand partners. Failure of our brand partners to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs. In addition, the failure of any such brand partners or their manufacturers to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with customers or result in legal claims against us, any of which could have an adverse impact on our business, financial condition, results of operations and prospects.

We are required to collect sales and use taxes in most U.S. states or be subject to other tax liabilities (including penalties and interest) that may increase the costs our customers would have to pay and adversely affect our results of operations.

On June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales and use tax (collectively “sales tax”) collection obligations on out-of-state retailers even if those retailers lack any physical presence within the states imposing sales taxes. Under Wayfair, a person’s economic and virtual contacts with a state may be sufficient to create the “substantial nexus” that is required with a taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of U.S. states, both before and after the Supreme Court’s ruling, have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state retailers. Every U.S. state with a sales tax now imposes sales tax collection obligations on companies engaging in a certain number and/or dollar value of sales to customers in the state, even when such companies lack a physical presence. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment of these laws, and it is possible that U.S. states may seek to tax out-of-state retailers, including for prior tax years. A successful assertion by one or more U.S. states requiring us to collect sales taxes where we presently do not do so could result in tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by U.S. state governments of sales tax collection obligations on out-of-state retailers in U.S. jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively, could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and results of operations. Although we believe that we currently collect sales taxes in all U.S. states that have adopted laws imposing sales tax collection obligations on out-of-state retailers since Wayfair was decided, a new imposition or a successful assertion by one or more U.S. states requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest.

We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our results of operations.

As a global company, we are subject to taxation in certain other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future annual and quarterly effective tax rates could be affected by numerous factors, including changes in applicable tax laws, the amount and composition of pre-tax income in countries with differing tax rates or valuation of our deferred tax assets and liabilities. Changes in applicable tax laws in the jurisdictions in which we (or our subsidiaries) are organized or operate, as well as certain proposals agreed to by 137 countries, including Germany (and the Netherlands), operating through the OECD and Group of 20 Inclusive Framework on Base Erosion and Profit Shifting, including, without limitation, the Pillar I proposal to allocate certain amounts of taxable income to market jurisdictions for large profitable groups and Pillar II proposal to introduce mechanisms to ensure all profits are subject to a global minimum tax. The European Commission ("EC") issued a proposed directive in December 2021, that requires EU Member States to implement Pillar II rules if the proposed directive is adopted by the EU Member States. It is also possible that a unified approach will not be agreed upon while a significant number of countries enact new unilateral tax measures without mechanisms to avoid double taxation. Any of these potential developments could have a material adverse effect on our financial condition and results of operations. In addition, there are, and will likely continue to be, an increasing number of tax laws and regulations pertaining to the internet and online commerce that could have a material impact on our financial condition and results of operations.

Our actual effective tax rate may vary from our expectation and that variance may be material. A number of factors may increase our future effective tax rates, including:

•	the jurisdictions in which profits are determined to be earned and taxed;

•	the resolution of issues arising from any future tax audits with various tax authorities;

•	changes in the valuation of our deferred tax assets and liabilities;

•	increases in expenses not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions;

•	changes in the taxation of share-based compensation;

•	changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and

•	changes to the transfer pricing policies related to our structure.

From time to time we initiate amendments to previously filed tax returns. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these amendments and audits conducted by tax authorities to determine the adequacy of our provision for income taxes, which requires estimates and judgments. Although we believe our tax estimates are reasonable, we cannot assure you that the tax authorities will agree with such estimates. We may have to engage in litigation to achieve the results reflected in the estimates, which may be time-consuming and expensive. We cannot assure you that we will be successful or that any final determination will not be materially different from the treatment reflected in our historical income tax liabilities and accruals, which could materially and adversely affect our financial condition and results of operations.

Taxing authorities could reallocate our taxable income among any current or future affiliates, which could increase our overall tax liability.

If we succeed in growing our business, we may conduct increased operations through subsidiaries in various tax jurisdictions other than Germany pursuant to transfer pricing arrangements between us and such various subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation is maintained to support the transfer prices. While we believe that we currently operate in compliance with applicable domestic and international transfer pricing laws (to the extent relevant) and intend to continue to do so, we cannot exclude the possibility that one or more foreign tax authorities may not agree with, and thus may challenge, any transfer pricing practices or procedures we implement now or in the future, and that applicable transfer pricing laws may change adversely to our business.

If any tax authorities were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in higher tax liabilities, penalties or double taxation in two countries. In addition, our documentation may be considered to be insufficient by the relevant tax authorities which may also result in penalties and additional tax payments. If tax authorities were to allocate income to a tax jurisdiction with a higher aggregated tax burden, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our business, financial condition, results of operations and cash flows.

Our tax burden could increase due to changes in tax laws, tax rates, tax practice, tax treaties, or tax regulations, their application or interpretation, or as a result of future tax audits.

The tax treatment of us and our subsidiaries depends in some instances on determinations of fact and interpretations of complex provisions of applicable tax law for which no clear precedent or authority may be available. Relevant tax rules are consistently under review by persons involved in the legislative process and taxing authorities, which may result in revised interpretations of established concepts, statutory changes, new reporting obligations, revisions to regulations and other modifications and interpretations. The present tax treatment of us and our subsidiaries may be modified by administrative, legislative or judicial interpretation at any time, and any such action may apply on a retroactive or retrospective basis. Changes to applicable tax laws and interpretations thereof could result in a higher taxable income and a higher tax burden for the Company and its operating subsidiaries and could affect or cause us to change the structure of our business and operations or change the character or treatment of portions of our income, among other results.

The original treatment of a tax-relevant matter in a tax return, tax assessment or otherwise could later be found incorrect and as a result, we may be subject to additional taxes, interest, penalty payments and/or social security payments. Such reassessment may be due to an interpretation or view of laws and/or facts by tax authorities in a manner that deviates from our view and may emerge as a result of tax audits or other review actions by the relevant financial or tax authorities. For example, certain predecessors in interest were incorporated in Luxembourg, and the Luxembourg tax authorities may disagree with tax positions taken by those entities, including with regards to the transactions pursuant to which MYT Netherlands obtained ownership of MGG. Our subsidiaries and we are subject to tax audits by the respective tax authorities on a regular basis. As a result of future tax audits or other reviews by the tax authorities, additional taxes could be imposed on us and our subsidiaries exceeding the provisions reflected in our financial statements. This could lead to an increase in our tax obligations, either as a result of the relevant tax payment being assessed directly against us or as a result of us becoming liable for the relevant tax as a secondary obligor due to the primary obligor’s failure to pay. We could in the future have considerable tax loss carryforwards, or other tax carryforwards, including as pertaining to interest or expense deductions. The utilization of these tax carryforwards may be restricted under applicable tax laws, for instance, if they cannot be carried forward indefinitely or if they forfeit upon occurrence of certain events (e.g., a direct or indirect transfer of shares or a change of control). In addition, any such restriction may require a write-down of the deferred tax assets in our consolidated financial statements to the extent we have any future tax loss carryforwards. This could negatively affect our financial position and results of operations. Furthermore, applicable tax laws may limit or restrict the ability to take current tax deductions for certain expenses.

Due to changes in tax laws, tax rates, tax practice, tax treaties, or tax regulations, we could be required to collect additional sales taxes or be subject to other tax liabilities. As a result this may increase the costs our customers would have to pay for our offering or us reducing our margin we generate with our offerings, which would adversely affect our results of operations.

We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing shareholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth and respond to business challenges, including the need to develop our services, expand our inventory, enhance our operating infrastructure, expand the markets in which we operate and potentially acquire complementary businesses and technologies. Accordingly, we may seek to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution. In addition, any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could be adversely affected.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the value of our securities.

Before completing our IPO, we had been a private company since our inception, and as such, we have not had the internal control and financial reporting requirements that are required of a publicly traded company. As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and, once we are no longer an “emerging growth company,” our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm in the future, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities may likely decline, and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

We continue to invest in more robust technology and in more resources in order to manage our reporting requirements. Implementing the appropriate changes to our internal controls may distract our senior management and employees, result in substantial costs to implement new processes or modify our existing processes and require significant time to complete. Any difficulties or delays in implementing the system could impact our ability to timely report our financial results. In addition, we currently rely on a manual process in some areas which increases our exposure to human error or intervention in reporting our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported consolidated financial information, and the value of our securities could decline.

In addition, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy could prevent us from accurately reporting our financial results.

Operating as a publicly traded company in the United States subjects us to additional rules and regulations, requires us to incur substantial costs and requires substantial management attention. In addition, our management team has limited experience managing a public company.

As a publicly traded company in the United States, we incur substantial legal, accounting, director and officer insurance and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the SEC. The NYSE listing requirements applicable to foreign private issuers and the Dutch regulations applicable to private companies with limited liability under the laws of the Netherlands and the Dutch Corporate Governance Code, as well as other applicable securities rules and regulations, also apply to us. As part of these requirements, we need to maintain effective disclosure and financial controls and continue to make changes to our corporate governance practices. Compliance with these requirements has increased our legal and financial compliance costs and will continue to make some activities more time consuming.

Most of our management and other personnel have little experience managing a public company and preparing public filings. In addition, our management and other personnel have needed to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we have incurred and expect to continue to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We have hired and expect to continue to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance, and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Supervisory Board, particularly to serve on our Audit Committee and Nominating, Governance and Compensation Committee, and qualified senior management.

By disclosing information in this report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

Our credit facilities contain restrictive covenants that may limit our operating flexibility.

Our credit facilities contain restrictive covenants that limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility, which may limit our operating flexibility. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any debt under our facilities. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or meet the financial covenants on our credit facilities would adversely affect our business.

Changes in IFRS could have an adverse effect on our previously reported results of operations.

The standards comprising IFRS are subject to revision and interpretation by the IASB and by various bodies formed to promulgate and to interpret appropriate accounting principles including the International Financial Reporting Interpretations Committee and the Standard Interpretations Committee. A change in these standards or interpretations could have a significant effect on our previously reported results of operations and could affect the reporting of transactions completed before the announcement of a change.

Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. IFRS and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, impairment of long-lived assets, leases and related economic transactions, intangibles, self-insurance, income taxes, property and equipment, litigation and equity-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could require us to make changes to our accounting systems to implement these changes that could increase our operating costs and could significantly change our reported or expected financial performance.

The value of goodwill, brand names or other intangible assets reported in our consolidated financial statements may need to be partially or fully impaired as a result of revaluations.

As of June 30, 2022, our carrying amount of goodwill, brand names and other intangible assets recorded on our consolidated balance sheet was €155.0 million. Under IFRS, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, such as brand names, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to recognize impairment losses in our income statement if the carrying value is in excess of the fair value. Certain of our intangible assets include acquired customers that we amortize over several years. If we are required to book losses with respect to such intangibles, we may need to shorten the amortization period, which could have a material adverse effect on our business, financial condition and results of operations.

Dutch law provides that the courts at the corporate seat of the issuer have jurisdiction for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or members of our Management or Supervisory Boards, senior management or employees.

Dutch law provides that the courts at the corporate seat of the issuer are the exclusive forum for, inter alia, any legal challenge by a shareholder of a resolution of the general meeting of shareholders.

This may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with MYT Netherlands or members of our Management or Supervisory Boards, senior management or other employees, which may discourage lawsuits against MYT Netherlands and members of our Management or Supervisory Boards, senior management and other employees. The exclusive forum does not apply to claims under the Securities Act or the Exchange Act.

The rights of shareholders in a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) differ in material respects from the rights of shareholders of corporations incorporated in the United States.

MYT Netherlands is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with its registered office in the Netherlands. Its corporate affairs are governed by the laws governing private companies with limited liability formed in the Netherlands set forth in the Dutch Civil Code, the Dutch Corporate Governance Code, its Articles of Association, the Rules of Procedure of its Supervisory Board and the Rules of Procedure of its Management Board. The rights of our shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions.

In addition, rights of shareholders and the responsibilities of members of our Management Board and Supervisory Board may differ from the rights of shareholders and the duties of directors of U.S. corporations. In the performance of their duties, our Management Board and Supervisory Board are required by Dutch law to consider our interests and the interests of our shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of our securities.

For more information, we have provided summaries of relevant Dutch law governing private companies with limited liability and of our Articles of Association under “Management” and “Description of Share Capital and Articles of Association.”

Dutch and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid), MYT Netherlands is subject to Dutch insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings as of June 2017. Further, our principal operating subsidiaries have their registered offices in Germany and are subject to German insolvency laws and EU regulations in the event any insolvency proceedings are initiated against such subsidiaries. Should courts in another European country determine that the insolvency laws of that country apply to us or our principal operating subsidiaries in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in the Netherlands, Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Conflicts of interest may arise inside our Management Board and because of our shareholder structure at the time of the IPO and because some members of our Supervisory Boards are employed by our Sponsors.

Due to the size of their shareholding, Ares Management Corp. (“Ares”) and Canada Pension Plan Investment Board (“CPPIB” and, together with Ares, the “Sponsors”), through MYT Holding, are able to adopt any resolution in the general meeting of shareholders regardless of how other shareholders vote, including, but not limited to, resolutions on the election of Supervisory Board members, on capital measures and on the allocation of profits and, hence, our dividend policy. In this context, the interests of Ares and affiliates of CPPIB, for example with respect to the allocation of profits and the distribution of dividends, may differ from the interests of some or all of our other shareholders.

Entities affiliated with Ares and affiliates of CPPIB may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. In addition, certain members of our Supervisory Board are affiliated with Ares, CPPIB and MYT Holding. As a result of these relationships, when conflicts arise between the interests of Ares and CPPIB and their affiliates, on the one hand, and the interests of the Company and our other shareholders, on the other hand, these members of our Supervisory Board may have an interest in the matter different from the interests of the Company and our other shareholders.

Dutch law provides that a member of the management board of a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), such as the Company, may not participate in the adoption of resolutions (including deliberations in respect of these) if he or she has a direct or indirect personal interest conflicting with the interests of the company. Such a conflict of interest only exists if in the situation at hand the member of our Management Board is deemed to be unable to serve the interests of the Company and the business connected with it with the required level of integrity and objectivity. Pursuant to the Management Board Rules, each member of our Management Board shall immediately report any (potential) personal conflict of interest concerning a member of our Management Board to the chairperson of the Supervisory Board and to the other members of our Management Board and shall provide all information relevant to the conflict.

If no resolution can be adopted by our Management Board as a consequence of such a personal conflict of interest, the resolution concerned will be adopted by our Supervisory Board. All transactions in which there are conflicts of interests with members of our Management Board will be agreed on terms that are customary in the sector concerned and disclosed in the Company’s annual report. The existence of an actual or potential conflict of interest does not affect the authority of a member of our Management and Supervisory Boards to represent the Company.

We may not pay dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the value of our securities.

We may not pay any cash dividends on our ordinary shares in the future. Any decision to declare and pay dividends in the future will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment on our securities is solely dependent upon the appreciation of the value of our securities on the open market, which may not occur. In addition, withholding taxes, if applicable, could reduce the amount of the dividend that you will receive.

MYT Netherlands is a holding company with no external revenue generating activities of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise, except as may be provided through intercompany agreements from time to time. Furthermore, the ability of our operating subsidiaries to make any funds available to MYT Netherlands Parent B., whether in the form of loans, dividends or otherwise is restricted by the terms of their revolving credit facilities while these are in place. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

Investors may have difficulty enforcing civil liabilities against us or the members of our Management or Supervisory Board.

We are incorporated in the Netherlands and conduct substantially all of our operations in the European Union through our subsidiaries. All members of our Management Board and four members of our Supervisory Board are non-residents of the United States. The majority of our assets and a significant portion of the assets of the members of our Management Board and Supervisory Board are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on company representatives or the company in the United States, or to enforce judgments obtained in U.S. courts against company representatives or the company based on civil liability provisions of the securities laws of the United States.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court of competent jurisdiction. However, if a person has obtained a final judgment without appeal in such a matter rendered by a court in the United States that is enforceable in the United States and files his claim with the competent Dutch court, the Dutch court will recognize and give effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, (ii) proper legal procedures have been observed, (iii) the judgment does not contravene Dutch public policy and, (iv) the judgment is not irreconcilable with a judgment of a Dutch court or an earlier judgment of a foreign court that is capable of being recognized in the Netherlands.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us, members of our Management Board and Supervisory Board, or our senior management. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Management and Supervisory Board or our senior management in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, respectively.

MYT Netherlands may be treated as a passive foreign investment company, which could result in adverse tax consequences for investors in our securities that are subject to U.S. federal income tax.

Based on the anticipated market price of MYT Netherlands’ securities and the composition of MYT Netherlands’ income, assets (and such assets’ adjusted bases) and operations, MYT Netherlands does not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that MYT Netherlands will not be classified as a PFIC for the current taxable year or for any future taxable year. MYT Netherlands would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (2) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. holder (defined below) if MYT Netherlands is treated as a PFIC for any taxable year during which such U.S. holder holds equity securities. If a U.S. holder actually or constructively acquires equity securities resulting in the U.S. holder actually or constructively owning 10% or more of the combined voting power of MYT Netherlands voting stock or of the total value of our stock, different U.S. federal income tax consequences may apply.

The IRS may not agree that MYT Netherlands is a foreign corporation for U.S. federal tax purposes.

For U.S. federal tax purposes, a corporation is generally considered to be a foreign corporation if it is organized or incorporated outside of the United States. Because MYT Netherlands is incorporated under the laws of the Netherlands, it would be classified as a foreign corporation under these rules. Section 7874 of the Code provides an exception to this general rule under which a foreign incorporated entity may, in certain circumstances, be classified as a U.S. corporation for U.S. federal tax purposes.

As part of a prior internal reorganization, and notwithstanding the fact that MYT Netherlands’ operating assets were already owned through a foreign corporation, MYT Netherlands may be considered as a technical matter to have acquired substantially all of the assets indirectly held by of one or more U.S. corporations. Under Section 7874, MYT Netherlands could be treated as a U.S. corporation for U.S. federal tax purposes if the former shareholders of the U.S. corporations are treated as receiving a requisite ownership percentage of the MYT Netherlands shares “by reason of” holding shares of the U.S. corporations.

We do not believe that Section 7874 caused MYT Netherlands or any of its affiliates to be treated as a U.S. corporation for U.S. tax purposes as a result of the prior internal reorganization because, among other things, the requisite ownership test should not be satisfied. However, the law and Treasury Regulations promulgated under Section 7874 are complex and unclear in many regards, and there is limited guidance regarding the application of Section 7874. Moreover, the IRS could assert that subsequent transactions that resulted in ownership changes should be considered part of the prior internal reorganization and that Section 7874 applies to the combined transactions.

Accordingly, there can be no assurance that the IRS will not challenge the status of MYT Netherlands or the status of any of its foreign affiliates as a foreign corporation under Section 7874 or that such challenge would not be sustained by a court. If the IRS were to successfully challenge such status under Section 7874, MYT Netherlands and its affiliates could be subject to substantial additional U.S. federal tax liability. In addition, MYT Netherlands and certain of its foreign affiliates are expected to be treated as tax residents of countries other than the United States for foreign tax purposes. Consequently, if MYT Netherlands or any such affiliate is treated as a U.S. corporation for U.S. federal tax purposes under Section 7874, MYT Netherlands or such affiliate could be liable for both U.S. and non-U.S. taxes.

One or more taxing authorities could challenge the tax residency of MYT Netherlands, and if such challenge were to be successful, we could be subject to increased and/or different taxes than we expect.

MYT Netherlands became a tax resident in Germany for German tax purposes as of September 7, 2020. By reason of MYT Netherlands’ incorporation under Dutch law, it is also deemed tax resident in the Netherlands for purposes of the Dutch Dividend Withholding Tax Act 1965 and the Dutch Corporation Tax Act 1969. As long as it continues to have its place of effective management in Germany, and not in the Netherlands, under the Convention of 2012 between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income (the "Convention"), MYT Netherlands should be considered to be tax resident exclusively in Germany. The application of the Convention will change once the Protocol to amend the Convention dated 24 March 2021 will enter into effect on 1 January 2023. For MYT Netherlands, the Protocol to amend the Convention dated 24 March 2021 will apply in the Netherlands for the fiscal year starting on 1 July 2023, i.e., the first fiscal year following 1 January 2023. For MYT Netherlands, the Protocol to amend the Convention dated 24 March 2021, will apply in the Netherlands for the fiscal year starting on 1 July 2023, i.e., the first fiscal year following 1 January 2023. Once the Protocol to amend the Convention dated 24 March 2021, is effective, the Dutch tax authorities could try to deny the granting of benefits under the Convention by taking the position that one of the principal purposes for MYT Netherlands to move its place of effective management to Germany was to obtain the benefits of the Convention. MYT Netherlands believes that it has strong arguments that the benefits of the Convention cannot be denied under the principal purpose test of the Protocol to Amend the Convention given the location of relevant activities at the current time. This determination, however, depends on the relevant facts and circumstances, so there can be no assurance that a court will uphold MYT Netherlands’ position, if it is challenged. Furthermore, whether MYT Netherlands has its place of effective management in Germany and is as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may result in MYT Netherlands becoming a tax resident of a jurisdiction other than Germany, potentially also triggering an exit tax liability in Germany, or in the denial of benefits under the Convention. These changes could have a material adverse impact on MYT Netherlands’ financial results and/or the future marketability of MYT Netherlands’ ADSs. For further discussion, see "4.2.3.Taxation — German Taxation — Tax Residence of MYT Netherlands.

If MYT Netherlands pays dividends, it may need to withhold tax on such dividends payable to holders of its equity securities in both Germany and the Netherlands.

As an entity incorporated under Dutch law, but with its place of effective management in Germany (and not in the Netherlands), MYT Netherlands’ dividends are generally subject to German dividend withholding tax and not Dutch withholding tax. However, Dutch dividend withholding tax, in addition to German withholding tax, will be required to be withheld from dividends if and when paid to Dutch resident holders of MYT Netherlands’ ADSs (and non-Dutch resident holders of MYT Netherlands’ ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). In addition, the Protocol dated March 24, 2021 to amend the Convention will enter into effect on 1 January 2023 and will for the Netherlands apply to MYT Netherlands for the fiscal year starting on 1 July 2023. Starting with 1 July 2023, due to the application of the Protocol, the Dutch tax authorities could take the position that the exemption from Dutch dividend withholding tax for non-Dutch resident holders of equity securities is not applicable, by taking the position that one of the principal purposes for MYT Netherlands to move its place of effective management to Germany was to obtain the benefits of the Convention. MYT Netherlands believes that it has strong arguments that the benefits of the Convention cannot be denied under the principal purpose test of the Protocol to amend the Convention. This determination, however, depends on the relevant facts and circumstances, so there can be no assurance that a court will uphold MYT Netherlands’ position, if it is challenged. MYT Netherlands will be required to identify its shareholders and/or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of MYT Netherlands’ shareholders and/or ADS holders cannot be assessed upon a payment of dividend, withholding of both German and Dutch dividend tax from such dividend may occur. Non-Dutch resident holders of MYT Netherlands’ ADSs may apply for a refund of Dutch dividend tax, if withheld on the distribution.

Holders of our securities may be subject to limitations on transfer of their securities.

Our registrar and transfer agents may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, our registrar and transfer agents may refuse to deliver, transfer or register transfers of our securities generally when our books or the books of such registrar and transfer agent are closed, or at any time if we or such registrar and transfer agent deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of our articles of association, or for any other reason.

4.2.3. Taxation

The following summary contains a description of certain German, Dutch and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of the Federal Republic of Germany and regulations thereunder, the tax laws of the Netherlands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

German Taxation

The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. With the exception of the subsection “German Taxation of Holders of ADSs—Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that hold ADSs.

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this prospectus. These laws are subject to change, possibly with retroactive effect. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

The tax information presented in this section is not a substitute for tax advice. Holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership, disposition, donation or inheritance of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. The same applies with respect to the rules governing the refund of any German dividend withholding tax (Kapitalertragsteuer) withheld. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.

Tax Residence of MYT Netherlands

MYT Netherlands operates its business from Germany. The place of effective management of MYT Netherlands is in Germany as the Management Board of the Company consists entirely of German residents who work at the German offices of the company, all meetings of the Management Board are held in Germany, a majority of the other members of senior management are German residents, and MYT Netherlands has its registered address (Geschäftsadresse) and principal place of business in Germany. Since the effective place of management of MYT Netherlands is in Germany, MYT Netherlands is tax resident in Germany and subject to German income taxes applicable to commercial corporate entities. Nevertheless, the effective place of management test depends upon facts and circumstances.

Taxation of MYT Netherlands

As MYT Netherlands has its place of management in Germany, German tax law is applicable to determine the taxable income of MYT Netherlands for German tax purposes and for determining German withholding tax and tax compliance obligations. As a German tax resident, MYT Netherlands’ taxable income, whether distributed or retained, is generally subject to German corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total corporate income tax rate of 15.825%; and German trade tax at an individual municipal rate which varies from 7% to about 21% as of June 2022.

Dividends (Gewinnanteile) and other distributions received by MYT Netherlands from domestic or foreign corporations are exempt from corporate income tax, inter alia, if MYT Netherlands held at the beginning of the calendar year at least 10% of the registered share capital (Grundkapital or Stammkapital) of the distributing corporation which did not deduct the distributions from its own tax base; however, 5% of such revenue is treated as a non-deductible business expense and, as such, is subject to corporate income tax plus the solidarity surcharge. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of other corporations which MYT Netherlands holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), if any, are attributable to MYT Netherlands only on a pro rata basis at its entitlement to the profits of the relevant partnership. Irrespective of the size of the shareholding, profits earned by MYT Netherlands from the sale of shares in another domestic or foreign corporation are exempt from corporate income tax; however, 5% of such profits are treated as non-deductible business expenses, and as such, are subject to corporate income tax plus the solidarity surcharge. Losses incurred from the sale of such shares are not deductible for German tax purposes.

MYT Netherlands is subject to trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) from its permanent establishments in local municipalities within Germany (inländische gewerbesteuerliche Betriebsstätten). Trade tax is generally based on the taxable income as determined for corporate income tax purposes taking into account, however, certain add-backs and deductions.

The trade tax rate depends on the local municipalities in which MYT Netherlands maintains its permanent establishments and varies from 7% to about 21% as of June 2022 (the current trade tax rate for Aschheim, the current place of management of MYT Netherlands, is 10.85%).

Dividends received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, dividends received from domestic and foreign corporations are effectively 95% exempt from trade tax only if MYT Netherlands held at least 15% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period.

Expenditures for external financing are subject to the “interest barrier” (Zinsschranke) rules. When MYT Netherlands calculates its taxable income, the interest barrier rules generally prevent MYT Netherlands from deducting certain net interest expense, i.e., the excess of interest expense over interest income for a given fiscal year, exceeding 30% of its taxable EBITDA (taxable earnings adjusted for interest expense, interest income and certain depreciation/amortization and other reductions) if its net interest expense is, or exceeds, €3 million (Freigrenze) and no other exceptions apply. Special rules apply in the event of external financing undertaken by shareholders or related parties. Interest expense that is not deductible in a given year may be carried forward to subsequent fiscal years of MYT Netherlands (interest carryforward) and will increase the interest expense in those subsequent years. EBITDA amounts that could not be utilized may, under certain conditions, be carried forward into future fiscal years. If such EBITDA carryforward is not used within five fiscal years it will be forfeited. An EBITDA carryforward that arose in an earlier year must be used before a carryforward that arose in a later year is used. By the decision dated October 14, 2015, the German Federal Fiscal Court (Bundesfinanzhof) submitted to the German Federal Constitutional Court (Bundesverfassungsgericht) the question as to whether or not the interest barrier rule is unconstitutional. The final decision on whether the interest barrier rule violates the constitution now lies with the German Federal Constitutional Court. While a decision has not been issued as of the date of this filing, it may take a few more years until this Court will decide. For the time being, the interest barrier remains applicable, and tax assessments may be kept open. For the purpose of trade tax, however, the deductibility of interest expenses is further restricted to the extent that the sum of certain trade taxable add back items exceeds €200,000. In such cases, 25% of the interest expenses, to the extent they were deducted for corporate income tax purposes, are added back for purposes of the trade tax base; consequently, in these cases the deductibility is limited to 75% of the interest expenses.

Expenditures for intercompany financing may be further disallowed in the previous, current, and future tax periods. On June 25, 2021 the German legislator passed a new bill on the implementation of the EU anti-tax avoidance directive (Directive EU 2016/1164, the "German ATAD Act") that, among other things, includes limitations on the tax deductibility of expenses that are caused by hybrid mismatches.

The new limitations on deductibility of expenses caused by hybrid mismatches (set out in Section 4k of the German Income Tax Act (Einkommensteuergesetz)) should only apply between related parties (as defined in Section 1 para. 2 Foreign Tax Act (Außensteuergesetz)) and with regard to structured arrangements as defined in the new bill. The new rule denies the deductibility

•	of expenses for the use of or in connection with the transfer of capital assets, if there is either a mismatch of the financing instrument or a mismatch of the attributed income which results in no / lower taxation at the recipient level compared to the hypothetical taxation in Germany;

•	of expenses in other deduction/non-inclusion situations if there is a mismatch in the qualification of the paying entity, unless the same income is provably included in the recipient’s foreign tax base;

•	of expenses in other deduction/non-inclusion situations if there is a mismatch in the qualification of the receiving entity (so-called reverse hybrid entity);

•	in double deduction cases, unless the related income is provably included in the same taxpayer’s tax bases both in Germany and abroad; and

•	in cases where the mismatches occur at a different level but are then imported into Germany, unless it can be demonstrated that the taxation mismatch has been eliminated.

The new limitations on deductibility of expenses caused by a hybrid mismatch in general take effect with respect to all expenses of a German taxpayer incurred after December 31, 2019. They do not apply to expenses that are legally caused before January 1, 2020 and are based on a continuing obligation (Dauerschuldverhältnis), provided that the expenses incurred after December 31, 2019 could only have been avoided under significant disadvantages, i.e., if the costs for avoiding these expenses after December 31, 2019 would exceed the tax benefit caused by the hybrid mismatch. There are many uncertainties how to apply this exemption. Further, it is currently in discussion whether the retroactive effect of the rules is in compliance with German constitutional law.

The application of the new rules introduced by the German ATAD Act, retroactively and going forward, could result in higher taxable income of MYT Netherlands and a higher tax burden for corporate income tax and trade tax purposes of MYT Netherlands in the previous, current, and future tax periods.

Tax-loss carryforwards can be used to fully offset taxable income for corporate income tax and trade tax purposes up to an amount of €1 million. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset by tax-loss carryforwards. The remaining 40% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carryback to the previous year with regard to corporate income tax up to an amount of €1 million. Due to the COVID-19 pandemic, the German legislator for the tax years from 2020 until including 2023 extended this threshold to €10 million. Unused tax-loss carryforwards may be generally carried forward indefinitely and used in subsequent assessment periods to offset future taxable income in accordance with this rule.

If more than 50% of the subscribed capital or voting rights of MYT Netherlands are directly or indirectly transferred to an acquirer (including parties related to the acquirer) within five years or comparable circumstances (including a capital increase of the subscribed capital to the extent that it causes a change of the interest ratio in the capital of the corporation) occur, all tax loss carryforwards and interest carryforwards are forfeited. A group of acquirers with aligned interests is also considered to be an acquirer for these purposes. In addition, any current annual losses incurred prior to the acquisition will not be deductible. This does not apply to share transfers if (i) the purchaser directly or indirectly holds a participation of 100% in the transferring entity, (ii) the seller indirectly or directly holds a participation of 100% in the receiving entity, or (iii) the same natural or legal person or commercial partnership directly or indirectly holds a participation of 100% in the transferring and the receiving entity. Furthermore, tax loss carryforwards, unused current losses and interest carryforwards taxable in Germany will not expire to the extent that they are covered by built in gains taxable in Germany at the time of such acquisition. Effective January 1, 2016 a new rule was introduced into the German Corporate Income Tax Act pursuant to which any share transfer that would otherwise be subject to the rules above does not cause the forfeiture of tax loss carryforwards and interest carryforwards resulting from current business operations (Geschäftsbetrieb) of MYT Netherlands, if appropriate application is made and if the current business operations of MYT Netherlands remained the same (i) from the time of its establishment; or (ii) during the last three business years prior to the share transfer and such business operations are maintained after the transfer (“Going Concern Tax Loss Carryforward”). The determination of whether the business operations have been maintained is assessed on the basis of qualitative factors, such as the produced goods and services, target markets, client and supplier bases, etc. However, the tax loss carryforwards and interest carryforwards will be forfeited in any circumstance if, after the share transfer, the business operations of MYT Netherlands become dormant, are amended, MYT Netherlands becomes a partner in an operating partnership, MYT Netherlands becomes a fiscal unity parent, or assets are transferred from MYT Netherlands and recognized at a value lower than the fair market value. This requirement is monitored until the retained tax loss carryforwards and interest carryforwards have been fully utilized.

Currently, a proceeding is pending at the German Federal Constitutional Court whether forfeiture upon ownership changes of more than 50% is constitutional or not. Inter alia, in light of such pending case, the impact of loss forfeiture rules on unutilized losses and interest carryforwards (possibly also EBITDA carryforwards) currently remains unclear.

German Taxation of Holders of ADSs

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018 (reference number IV C 1-S 2204/12/10003), in respect of the taxation of American Depositary receipts (“ADRs”) on domestic shares (the “ADR Tax Circular”), for German tax purposes, the ADSs represent a beneficial ownership interest in the underlying shares of MYT Netherlands and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for German tax purposes, and not to the legal owner of the ADSs (i.e., the financial institution on behalf of which the ADSs are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of MYT Netherlands with respect to capital gains (see below in section “—German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs.

Taxation of Holders Not Tax Resident in Germany

The following discussion describes the material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of the ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008) (the “Treaty”), who is fully eligible for benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

•	the beneficial owner of the ADSs (and the dividends paid with respect thereto);

•	a U.S. holder;

•	not also a resident of Germany for German tax purposes; and

•	not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

General Rules for the Taxation of Holders Not Tax Resident in Germany

The full amount of a dividend distributed by MYT Netherlands to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax at an aggregate rate of 26.375% if and to the extent such dividend is not sourced out of a tax recognized contribution account (steuerliches Einlagekonto). German withholding tax is withheld and remitted to the German tax authorities by the disbursing agent (i.e., the German credit institution, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise)) that holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the Treaty, the German withholding tax may not exceed 15% of the gross amount of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge (Solidaritätszuschlag), over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of the ADSs realized by a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of MYT Netherlands’ share capital irrespective of whether through the ADSs or shares of MYT Netherlands. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account.

Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph and therefore should not be taxed on capital gains from the disposition of the ADSs.

German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a German credit institution, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016 (as amended), reference number IV C 1-S2252/08/10004 :017, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the share capital of a German company. While circulars issued by the German Federal Ministry of Finance are only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the abovementioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries.”

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (including solidarity surcharge) on dividends that exceeds the applicable Treaty rate. However, such refund is only possible, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends or capital gains and (ii) the shareholder does not directly own 10% or more in the shares of MYT Netherlands and is subject to income taxes in its state of residence, without being tax-exempt. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1-S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

Further, such refund is subject to the German anti-avoidance treaty shopping rule, which was revised as of June 2, 2021 by the Act for the Modernisation of the Relief of Withholding Taxes and of the Certificate for Capital Withholding Taxes (Gesetz zur Modernisierung der Entlastung von Abzugssteuern und der Bescheinigung der Kapitalertragsteuer). Generally, the U.S. treaty beneficiary (in case it is a non-German resident company, association of persons, or an asset pool) shall not be entitled to a treaty benefit, here the tax refund, (i) to the extent its shareholders would not be entitled to such claim, if they had directly received the (dividend) income, and (ii) to the extent the source of income, here the shares in the dividend paying entity, has no substantial connection with an economic activity of the foreign company, the association of persons or asset pool. For purposes of this rule, the generation of the respective income, its transfer to the beneficiaries, as well as any activity, that is carried out with a business operation that is not appropriately set up for the business purpose, is not deemed to be an economic activity. As back-exemption to the test under (i) and (ii), the refund will be granted to the extent the non-German resident company, association of persons or an asset pool can prove that the main purpose of its interposition was not to obtain a tax benefit, or if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange. Whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these Germany anti-avoidance treaty shopping rules are subject to ongoing discussions and especially for the new rules described above, to date there are no published decisions of the German Federal Finance Court.

The aforementioned refund or reduction of German withholding tax under the Treaty requires the investor to make tax filings with the competent German tax office using a withholding tax certificate issued under German law by the agent, who has withheld and remitted the withholding tax (the Paying Agent). If the depositary operates an interface with DTC, it should have under regular circumstances sufficient information about the identity of the ADS holder so that a tax reclaim process can be filed with the competent German tax office and a withholding tax certificate can be issued to the ADS holder. In the absence of such withholding tax certificate, an ADS holder will not be entitled to receive a tax refund from the German tax authorities and may not credit the German withholding tax against its tax liability.

Claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, 53225 Bonn, Germany). The form is available at the same address, on the German Federal Central Tax Office’s website (www.bzst.de). The refund claim becomes time-barred after four years following the calendar year in which the dividend is received unless the commencement starts later, the period is interrupted or suspended. As described above, an investor must submit to the German tax authorities the original withholding tax certificate (or a certified copy thereof) issued by the Paying Agent and documenting the tax withheld. Furthermore, an official certification of tax residency must be submitted.

Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren), a paying or disbursing agent that is registered as a participant in the electronic data exchange procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) may file an electronic collective refund claim on behalf of all of the ADS holders for whom it holds the company’s ADSs in custody. However, the simplified refund procedure only allows for a refund up to the regular tax rate provided in the Treaty. It is not possible to use the simplified refund procedure to claim a further refund, for example based on special privileges under a Treaty.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of dividend taxation with regard to the general principles applicable to MYT Netherlands’ holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of management (Geschäftsleitung) or registered office (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs as Private Assets (Privatvermögen)

If the ADSs are held as private assets by a German tax resident, dividends (to the extent such dividends are not sourced out of a tax recognized contribution account) and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). In other words, once deducted, the shareholder’s income tax liability on the dividends will be settled (mit abgeltender Wirkung).

Shareholders may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden in which case actually incurred expenses are not deductible. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver’s allowance of €801 for an individual or €1,602 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors.

Losses resulting from the disposal of ADSs can only be offset by capital gains from the sale of any ADSs and other shares. Furthermore, in case of a derecognition or transfer of worthless ADSs (or other capital assets), the utilization of such loss is further restricted and can only be offset up to the amount of €20,000 per calendar year. If, however, a holder directly or indirectly held at least 1% of the share capital of MYT Netherlands at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the holder’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office. Where church tax is not levied by way of withholding, it is determined by means of income tax assessment.

ADSs as Business Assets (Betriebsvermögen)

In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends (to the extent such dividends are not sourced out of a tax recognized contribution account) are subject to the aggregate withholding tax rate of 26.375%. The withholding tax is credited against the respective holder’s income tax liability, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant tax assessment period. Such requirements also apply to ADSs, which lead to domestic income in Germany and which are held by a non-German depositary bank. A shareholder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs in MYT Netherlands for at least one uninterrupted year upon receipt of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1-S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

To the extent the amount withheld exceeds the income tax liability, the withholding tax will be refunded, provided that certain requirements are met (including the aforementioned requirements).

Special rules apply to credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

With regard to holders in the legal form of a corporation, dividends and capital gains are in general 95% tax exempt from corporate income tax (including solidarity surcharge), inter alia, if the shareholder held at least 10% of the registered share capital of MYT Netherlands at the beginning of the calendar year. The remaining 5% is treated as non-deductible business expense and, as such, is subject to corporate income tax (including solidarity surcharge). The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of MYT Netherlands held through a partnership, including co-entrepreneurships, are attributable to the respective shareholders only on a pro rata basis at the ratio of their entitlement to the profits of the relevant partnership. Moreover, actual business expenses incurred to generate the dividends may be deducted.

However, the amount of any dividends after deducting business expenses related to the dividends is subject to the trade tax, unless the corporation held at least 15% of MYT Netherlands’ registered share capital at the beginning of the relevant tax assessment period. In the latter case, the aforementioned exemption of 95% of the dividend income also applies for trade tax purposes. Losses from the sale of ADSs are generally not tax deductible for corporate income tax and trade tax purposes.

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains as well as losses from the sale of ADSs are principally deductible for income tax purposes.

If a shareholder is a partnership, the personal income tax or corporate income tax, as the case may be, and the solidarity surcharge are levied at the level of each partner rather than at the level of the partnership. The taxation of each partner depends upon whether the partner is a corporation or an individual.

In addition, if the shares are held as business assets of a domestic permanent establishment of an actual or presumed commercial partnership, the full amount of dividend income is generally also subject to trade tax at the level of the partnership. In the case of partners who are individuals, the trade tax that the partnership pays on the relevant partner’s portion of the partnership’s income is generally credited as a lump sum—fully or in part against the individual’s personal income tax liability, depending on the tax rate imposed by the local municipality and certain individual tax-relevant circumstances of such shareholder. If the partnership held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period, the dividends (after deduction of business expenses economically related thereto) should generally not be subject to trade tax. In this case, trade tax should, however, be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the shares in the Company are attributable on a look-through basis, since this portion of the dividends should be deemed to be non-deductible business expenses. The remaining portion of the dividend income attributable to partners other than such specific corporate partners (which includes individual partners and should, according to a literal reading of the law, also include corporate partners to whom, on a look-through basis, only portfolio participations are attributable) should not be subject to trade tax.

Abolishment of Solidarity Surcharge

According to a new bill of the German legislator, the solidarity surcharge will be partially abolished as of the assessment period 2021 for certain taxpayers. It is, however, currently not envisaged to abolish the solidarity surcharge with respect to withholding taxes on dividends or interest.

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

The transfer of ADSs to another person by inheritance or gift should be generally subject to German inheritance and gift tax only if:

(1)	the decedent or donor or heir, beneficiary or other transferee maintained his or her domicile or a usual residence in Germany or had its place of management or registered office in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside of Germany without maintaining a domicile in Germany or is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of domicile or usual residence with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a domicile nor have their usual residence in Germany);

(2)	at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or

(3)	the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of MYT Netherlands and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

The Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts as of December 21, 2000 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern in der Fassung vom 21. Dezember 2000) (the “United States-Germany Inheritance and Gifts Tax Treaty”), provides that the German inheritance tax or gift tax can, with certain restrictions, only be levied in the cases of (1) and (2) above. Special provisions apply to certain German citizens living outside of Germany and former German citizens.

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of ADSs. Provided that certain requirements are met, an entrepreneur may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. Net wealth tax (Vermögensteuer) is currently not imposed in Germany. Certain member states of the European Union (including Germany) are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of ADSs.

Netherlands Tax Considerations

General

The following is a summary of material Netherlands tax consequences of the acquisition, ownership and disposal of our ADSs. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution.

Holders should consult with their tax advisors with regard to the tax consequences of investing in the ADSs in their particular circumstances. The discussion below is included for general information purposes only. In general, for Dutch tax purposes, beneficial owners of ADSs should be treated as the beneficial owners of the capital of MYT Netherlands represented by such ADSs.

Please note that this summary does not describe the tax considerations for:

(1)	holders of ADSs, if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(2)	a holder of an ADS that is not an individual for which its shareholdings qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). A taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital generally qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(3)	holders of ADSs who are individuals for whom the ADSs or any benefit derived from the ADSs are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and

(4)	pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands and Netherlands law means the part of the Kingdom of the Netherlands located in Europe and its law respectively, as in effect on the date hereof and as interpreted in published case law until this date as available in printed form, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

Dividend withholding tax

MYT Netherlands is required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by it (which withholding tax will not be borne by MYT Netherlands, but will be withheld by MYT Netherlands from the gross dividends paid). However, as long as it continues to have its place of effective management in Germany, and not in the Netherlands, under the Convention between Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, MYT Netherlands should be considered to be exclusively tax resident in Germany and should not be required to withhold Dutch dividend withholding tax. The exemption from Dutch dividend withholding tax under the Convention does not apply to dividends distributed to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporate income tax purposes or to holders of ADSs that neither resident nor deemed to be resident of the Netherlands if the ADSs are attributable to a Netherlands permanent establishment of such non-resident holder. The application of the Convention will change once the Protocol to amend the Convention dated March 24, 2021 enters into effect and becomes applicable. The Protocol to amend the Convention dated 24 March 2021 will enter into effect on 1 January 2023. For MYT Netherlands, the Protocol to amend the Convention dated 24 March 2021 will for the Netherlands apply for the fiscal year starting on 1 July 2023, i.e., the first fiscal year following 1 January 2023. Following this change, the Dutch tax authorities could take the position that the exemption from Dutch dividend withholding tax for non-Dutch resident ADS holders under the Convention should be denied pursuant to the principal purpose test of the Protocol to amend the Convention. MYT Netherlands believes that it has strong arguments that the benefits of the Convention cannot be denied under the principal purpose test of the Protocol to amend the Convention. This determination, however, depends on the relevant facts and circumstances, so there can be no assurance that a court will upheld MYT Netherlands' position, if it is challenged.

Dividends distributed by MYT Netherlands to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individuals” and “Netherlands Resident Entities” as the case may be) or to holders of ADSs that are neither resident nor deemed to be resident of the Netherlands if the ADSs are attributable to a Netherlands permanent establishment of such non-resident holder are subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by MYT Netherlands or one of its subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for purposes of Netherlands dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

•	an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•	partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that MYT Netherlands has net profits (zuivere winst), unless the holders of ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

Netherlands Resident Individuals and Netherlands Resident Entities can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same applies to holders of ADSs that are neither resident nor deemed to be resident of the Netherlands if the ADSs are attributable to a Netherlands permanent establishment of such non-resident holder.

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965. This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place.

Taxes on income and capital gains

Netherlands Resident Individuals

If a holder of ADSs is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs is taxable at the progressive income tax rates (with a maximum of 49.5%, rate for 2021 and 2022), if:

(a)	the ADSs are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Netherlands Income Tax Act 2001; or

(b)	the holder of the ADSs is considered to perform activities with respect to the ADSs shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ADSs that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs, the ADSs are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income that is calculated based on a variable return between 1.898% and 5.69% in 2021 and 1.818% and 5.53% in 2022 (depending upon the amount of such holder’s net investment assets for the year) of his or her net investment assets for the year at an income tax rate of 31% (rate for 2021 and 2022). The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ADSs are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the ADSs held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 25% in 2021 and 25.8% in 2022 (a corporate income tax rate of 15% applies with respect to taxable profits up to €245,000 in 2021 and €395,000 in 2022).

Non-residents of the Netherlands

Holders of ADSs other than Netherlands Resident Individuals or Netherlands Resident Entities will not be subject to Netherlands taxes on any benefits derived or deemed to be derived from ADSs shares, provided that:

(i)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ADSs are attributable; and

(ii)	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ADSs shares that go beyond ordinary asset management and does not derive benefits from the ADSs that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes

Residents of the Netherlands

Gift and inheritance taxes will arise in the Netherlands with respect to a transfer of the ADSs by way of a gift by, or on the death of, a holder of ADSs who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.

Non-residents of the Netherlands

No Netherlands gift or inheritance taxes will arise on the transfer of the ADSs by way of gift by, or on the death of, a holder of ADSs who is neither resident nor deemed to be resident in the Netherlands, unless:

(i)	in the case of a gift of ADSs by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

(ii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other taxes and duties

No Netherlands value added tax (omzetbelasting) and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ADSs on any payment in consideration for the acquisition, ownership or disposal of the ADSs.

U.S. Taxation

Subject to the limitations and qualifications stated herein, this section describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of ADSs. This summary is not a comprehensive description of all U.S. tax considerations that may be relevant to a particular person’s decision to acquire ADSs. This summary applies only to U.S. holders that acquired ADSs for cash and hold the ADSs as capital assets within the meaning of Section 1221 of the Code. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including non-U.S., state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income, the alternative minimum tax, or the base erosion and anti-abuse tax under Section 59A of the Code. This summary does not describe all the tax consequences that may be relevant to any particular investor or to any special class of holder, including:

•	a broker or dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization or governmental organization,

•	a tax-qualified retirement plan or other tax-deferred account,

•	a bank, insurance company or other financial institution,

•	a real estate investment trust or regulated investment company,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds ADSs as part of a straddle, hedging, conversion, or other “integrated” transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes,

•	a U.S. holder (as defined below) whose functional currency is not the U.S. Dollar,

•	a U.S. expatriate or former citizen or long-term resident of the United States,

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States,

•	a person who acquired ADSs pursuant to the exercise of any employee stock option or otherwise as compensation,

•	a corporation that accumulates earnings to avoid U.S. federal income tax,

•	an S corporation, partnership or other entity or arrangement treated as a partnership or other “pass-through” entity for U.S. federal income tax purposes (and investors therein),

•	a person deemed to sell ADSs under the constructive sale provisions of the Code, and

•	a person subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement.

This discussion is based on the tax laws of the United States as in effect on the date of this report, including the Code, and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this offering, the Treaty, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this summary are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. In addition, this discussion is based in part upon the representations of the depositary in the deposit agreement and the assumption that each obligation in the deposit agreement and any related agreement are being performed in accordance with its terms. See “Item 12.D - American Depositary Shares” and the form of deposit agreement incorporated by reference as Exhibit 2.1 to this report.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Partnerships holding the ADSs and partners in such a partnership should consult their tax advisors with regard to the U.S. federal income tax treatment of an investment in the ADSs.

As used herein, the term “U.S. holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In general, and taking into account the foregoing assumptions, for U.S. federal income tax purposes, a holder of ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to U.S. federal income tax.

The United States Treasury has expressed concerns that intermediaries in the chain or ownership between the holder of an ADS and the issuer of the underlying ordinary shares may be taking actions that are inconsistent with the beneficial ownership of the underlying ordinary shares. Accordingly, the creditability of foreign tax credits by U.S. Holders of ADSs or the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions taken by intermediaries in the chain or ownership between the holder of an ADS and the Company.

You should consult your tax advisor regarding the U.S. federal, state and local tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Tax Status of MYT Netherlands for U.S. Federal Tax Purposes

For U.S. federal tax purposes, a corporation is generally considered to be a foreign corporation if it is organized or incorporated outside of the United States. Because MYT Netherlands is incorporated under the laws of the Netherlands, it would be classified as a foreign corporation under these rules. Section 7874 of the Code provides an exception to this general rule under which a foreign incorporated entity may, in certain circumstances, be classified as a U.S. corporation for U.S. federal tax purposes.

Under Section 7874, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal tax purposes if (i) the foreign corporation directly or indirectly acquires substantially all of the properties held directly or indirectly by a U.S. corporation (the “Substantially All Test”), (ii) the former shareholders of the U.S. corporation from which the assets are acquired hold at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. corporation from which the assets are acquired (the “Ownership Test”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of organization or incorporation relative to such expanded affiliated group’s worldwide activities. If all of the aforementioned requirements are not satisfied, but would be satisfied if 80% was substituted for 60% in the Ownership Test, the foreign corporation is respected as a foreign corporation for U.S. federal tax purposes but limitations under Section 7874 can apply (the “Additional Limitations”).

In July 2019, MYT Netherlands was a party to an internal “foreign-to-foreign” Section 368(a)(1)(F) reorganization (the “F Reorganization”), and notwithstanding the fact that its operating assets were both non-U.S. and already owned through a foreign corporation prior to the F Reorganization, the IRS could assert that the Substantially All Test was satisfied. Even if such an assertion were to be successful, however, we do not believe that such F Reorganization caused MYT Netherlands (or any of its affiliates) to be treated as a U.S. corporation for U.S. tax purposes under Section 7874 (or that the Additional Limitations thereunder are applicable) because, among other things, the Ownership Test should not be satisfied. However, the law and Treasury Regulations promulgated under Section 7874 are complex and unclear in many regards, and there is limited guidance regarding the application of Section 7874. Moreover, the IRS could assert that subsequent transactions that resulted in ownership changes should be considered part of the F Reorganization and that Section 7874 applies to the combined transactions. Accordingly, there can be no assurance that the IRS will not challenge its status as a foreign corporation or that such challenge would not be sustained by a court. If the IRS were to successfully challenge such status under Section 7874, MYT Netherlands and its affiliates could be subject to substantial additional U.S. federal income tax liability, and the U.S. federal tax consequences to the holders of the ADSs would be materially different than set forth herein. The remainder of this discussion assumes that MYT Netherlands will be respected as a foreign corporation for U.S. federal tax purposes under Section 7874.

Dividends and Other Distributions on ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” under the U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of ADSs, will be treated as a dividend that is subject to U.S. federal income taxation. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holders’ basis in the ADSs and any additional amounts thereafter will be treated as capital gain from the sale or exchange of the ADSs (see “—Sale or Other Taxable Disposition of ADSs” below). MYT Netherlands may not maintain calculations of its earnings and profits under U.S. federal income tax principles and, in such case, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The depositary will be in constructive receipt of the dividend when the dividend is made unqualifiedly subject to the demand of the depositary. Dividends generally will not be eligible for the “dividends received deduction” allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

Dividends received by noncorporate U.S. holders (including individuals) generally will be “qualified dividend income,” which is taxed at the lower rates applicable to long term capital gains, provided that (1) (i) ADSs are readily tradeable on an established securities market in the United States, or (ii) MYT Netherlands is eligible for the benefits of the Treaty, (2) MYT Netherlands is not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. holder satisfies certain holding period requirements, and (4) the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. MYT Netherlands has listed its ADSs on the NYSE and anticipates that such ADSs will be readily tradeable on such established securities market. MYT Netherlands also anticipates that it will be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC discussion below, MYT Netherlands generally expects that dividends it would pay will constitute qualified dividend income, provided that the U.S. holder satisfies the other requirements for such treatment set forth above. U.S. holders should consult their tax advisors regarding the availability of the preferential rate for qualified dividend income on dividends paid with respect to the ADSs.

The amount of any distribution paid in Euros (or other foreign currency) will be equal to the U.S. Dollar value of the Euros (or other foreign currency) received, translated at the spot rate of exchange on the date such distribution is includible in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. Dollars at that time. The amount of any distribution of property other than cash will be the U.S. Dollar fair market value of such property on the date of distribution.

Certain distributions on the ADSs may be subject to German and/or Dutch withholding tax, as discussed in “—German Taxation,” and "—Material Netherlands Tax Considerations— Dividends Withholding Tax" above and the risk factor “If MYT Netherlands pays dividends, it may need to withhold tax on such dividends payable to holders of its ADSs in both Germany and the Netherlands.” above. For U.S. federal income tax purposes, U.S. holders will be treated as having received the amount of any German or Dutch taxes withheld with respect to any such distribution and, as a result, the amount of dividend income a U.S. holder is required to include in gross income for U.S. federal income tax purposes with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by such U.S. holder with respect to the payment. Subject to certain limitations (some of which vary depending upon the U.S. holder’s circumstances), any such German tax withheld and paid over to Germany will generally be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German and/or Dutch law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your U.S. federal income tax liability. See “—German Taxation—German Taxation of Holders of ADSs—Withholding Tax Refund for U.S. Treaty Beneficiaries,” above, for the procedures for obtaining a tax refund in Germany. The rules governing the treatment of foreign taxes and foreign tax credits for U.S. federal income tax purposes are complex, and U.S. holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if MYT Netherlands is 50% or more owned, by vote or value, by United States persons, then solely for foreign tax credit purposes, a portion of its dividends allocable to its United States source earnings and profits may be treated as derived from sources within the United States. This rule does not apply to United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States. MYT Netherlands expects to be 50% or more owned, by vote or value, by United States persons for the current taxable year, and therefore a portion of any dividends MYT Netherlands pays may be treated as derived from sources within the United States for purposes of these rules subject to the exception. A U.S. holder may not be able to offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of any dividend that is from sources within the United States, unless the U.S. holder has income from sources outside the United States in the same foreign tax credit category from other sources. MYT Netherlands does not intend to provide to any U.S. holders any information that may be necessary to determine the portion of the dividends (if any) that would be treated as from sources within the United States for any particular year for purposes of these rules. The rules governing the treatment of foreign taxes and foreign tax credits for U.S. federal income tax purposes are complex, and U.S. holders should consult their own tax advisors about the impact of these rules in their particular situations.

Sale or Other Taxable Disposition of ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar amount that you realize and your tax basis in your ADSs. A U.S. holder’s tax basis in the ADSs generally will equal the U.S. Dollar cost of such ADSs. Any such gain or loss generally will be treated as long term capital gain or loss if the U.S. holder’s holding period in the ADSs exceeds one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Any such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

MYT Netherlands will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (1) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce “passive income” or are held for the production of passive income. Subject to various exceptions, passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether MYT Netherlands is a PFIC, it will be treated as owning its proportionate share of the assets, and earning its proportionate share of the income, of any other corporation in which it owns, directly or indirectly, 25 percent or more (by value) of the stock.

Under the PFIC rules, if MYT Netherlands were considered a PFIC at any time that a U.S. holder holds ADSs, MYT Netherlands would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds ADSs unless (1) MYT Netherlands ceases to be a PFIC and (2) the U.S. holder has made a mark-to-market election under the PFIC rules, the U.S. holder has made a QEF Election (as discussed below) for the first taxable year of the U.S. holder’s holding period during which MYT Netherlands is a PFIC, or the U.S. holder has made a QEF Election for a later taxable year and has also made a “purging” election to recognize gain (which will be taxed under the rules applicable to “excess distributions” described below) as if the ADSs were sold for their fair market value on the day the QEF Election is effective.

Based on the expected market price of MYT Netherlands’ ADSs and the composition of MYT Netherlands’ income, assets and operations, MYT Netherlands does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the determination of PFIC status is based on an annual determination that must be made at the close of each taxable year, involves extensive factual investigation, including ascertaining the applicable value of all of MYT Netherlands’ assets on a quarterly basis and the character of each item of income that it earns, and is subject to uncertainty in several respects. Therefore, there can be no assurance that MYT Netherlands will not be classified as a PFIC for the current taxable year or for any future taxable year or that the IRS will not take a contrary position.

If MYT Netherlands were considered a PFIC at any time that a U.S. holder holds ADSs (assuming such U.S. holder has not made a timely mark-to-market election, as described below), any gain recognized by the U.S. holder on a sale or other disposition (including certain pledges) of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. holder, would be allocated ratably over the U.S. holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. For purposes of these rules, “excess distributions” for a taxable year are the amount by which any distributions received by a U.S. holder on ADSs in that taxable year exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three-years or the U.S. holder’s holding period, whichever is shorter.

A U.S. holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, provided that the ADSs are “marketable.” The ADSs are marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury regulations. MYT Netherlands believes that the ADSs are generally “regularly traded” on a “qualified exchange” for this purpose and therefore, in any year in which the ADSs are regularly traded, the mark-to-market election may be available to a holder of ADSs if MYT Netherlands becomes a PFIC. If a U.S. holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when MYT Netherlands is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, a U.S. holder that owns stock in a PFIC for U.S. federal income tax purposes will not be subject to the foregoing rules if the U.S. holder makes a “qualified electing fund” election (a “QEF Election”) for the first taxable year of the U.S. holder’s holding period during which we are a PFIC. If a U.S. holder makes such a QEF Election with respect to a PFIC, the U.S. holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC (regardless of whether such amounts are distributed to the U.S. holder), and will not be required to include such amounts in income when actually distributed by the PFIC. If MYT Netherlands determines that it is a PFIC for any taxable year, it may not provide U.S. holders with the information necessary to make and maintain a valid QEF Election. Prospective U.S. holders should assume that a QEF Election will not be available.

In addition, if MYT Netherlands were a PFIC or, with respect to a particular U.S. holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above in “—Dividends and Other Distributions on ADSs” with respect to dividends paid to certain non-corporate U.S. holders would not apply.

If MYT Netherlands is considered a PFIC, a U.S. holder will also be subject to annual information reporting requirements. U.S. holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs.

The U.S. federal income tax rules relating to PFICs are complex. U.S. holders should consult their tax advisors with respect to the acquisition, ownership, and disposition of our ADSs and the consequences to them of an investment in a PFIC.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and such U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Information With Respect to Foreign Financial Assets

Certain U.S. holders treated as individuals may be required to report information relating to an interest in ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain U.S. financial institutions). Penalties can apply if U.S. holders fail to satisfy such reporting requirements. U.S. holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of ADSs.

5. Corporate Governance

5.1. General

MYT Netherlands Parent B.V. (MYT Netherlands) is a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and its registered address and principal place of business at Einsteinring 9, 85609 Aschheim, Germany. MYT Netherlands is subject to Dutch corporate law, subject to the Dutch Corporate Governance Code (Jaarboek ext verslaggeving 41043), its articles of association (statuten) and the rules of procedure (reglementen) for the Management Board (bestuur) and Supervisory Board (raad van commissarissen). Since September 7, 2020, MYT Netherlands has its place of effective management in Germany. MYT Netherlands has a two-tiered board structure consisting of a Management Board and a Supervisory Board. The Management Board and the Supervisory Board are entirely separate corporate bodies, and, as a rule, no individual will simultaneously be a member of both boards. The below summary describes our corporate governance.

5.2 Management Board

The Management Board is responsible for the day-to-day management of the business in accordance with applicable laws, the articles of association of MYT Netherlands and the Management Board’s rules of procedure. Pursuant to article 13 clause 1 of the articles of association, the Management Board consists of one or more members to be determined by the Supervisory Board. In fulfilling their duties, the members of the Management Board must act in the interest of MYT Netherlands and its related business. Under the articles of association of MYT Netherlands, members of the Management Board are appointed by the general meeting (algemene vergadering) upon a binding nomination by the Supervisory Board for a four-year term, with the possibility of re-appointment for another term of four years. The general meeting and the Supervisory Board are each authorized to suspend or dismiss a member of the Management Board from office at any time. A resolution of the general meeting to suspend or dismiss a member of the Management Board can be adopted by a majority of the votes cast, without a quorum being required. The Supervisory Board has established rules regarding the decision-making process, working methods and specific tasks of the members of the Management Board in accordance with article 16 clause 2 of the articles of association of MYT Netherlands. These rules of procedure for the Management Board are available on the MYT website. The general meeting appoints the members of the Management Board. At least once annually, the Management Board evaluates its own functioning as a whole and that of the individual Management Board members. As the Company has not been listed for a full year since the IPO during the reporting year, this evaluation will be reported on in the next Dutch annual report.

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms as of the date of this Annual Report:

Name	Age	Term Ends	Position
Michael Kliger	55	2024	Chief Executive Officer
Dr. Martin Beer	54	2024	Chief Financial Officer
Sebastian Dietzmann	48	2025	Chief Operating Officer
Gareth Locke	47	2025	Chief Growth Officer
Isabel May	47	2025	Chief Customer Experience Officer

The following is a brief summary of the business experience of the members of our Management Board:

Michael Kliger.    Mr. Kliger has served as Chief Executive Officer and as a member of our Management Board since September 2020. He has served as President and Chief Executive Officer of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and MGG since March 2015. He previously served as VP International at eBay Enterprise from March 2013 to February 2015. Previously, Mr. Kliger served as Executive Director at Accenture from September 2010 to December 2012. Prior to that, Mr. Kliger served as Managing Director at First Capital Partners GmbH from September 2007 to September 2010. Prior to that, Mr. Kliger served as Vertriebsgeschäftsführer at real,- SB-Warenhaus GmbH from January 2005 to April 2007. Prior to that, Mr. Kliger worked at McKinsey & Company from February 1992 to December 2004 serving last as Principal. Mr. Kliger serves as a member of the Board of Directors of Valora AG since March 2017 and serves as member of the Nomination and Compensation Committee. He holds an MBA from Kellogg School of Management and a Diploma degree from the Berlin University of Technology.

Dr. Martin Beer.   Martin Beer has served as Chief Financial Officer and as a member of our Management Board since September 2020. Before joining Mytheresa in 2019, Martin Beer spent 14 years in CFO and COO roles in fast growth digital focused and B2C and B2B e-commerce companies, namely RUBIX, SYNLAB, Weltbild and DBH. Prior to this, he worked at McKinsey & Company for five years, where he was part of the European Consumer Goods Leadership Team. He holds a Masters degree in Finance and Entrepreneurial Leadership and a PHD from the European Business School.

Sebastian Dietzmann.   Mr. Dietzmann Sebastian Dietzmann has served as Chief Operating Officer since November 2020 and as a member of our Management Board since February 2021. He has served as Chief Operating Officer and Managing Director of each of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and Mytheresa Service GmbH since July 2015. He previously served as Senior Director & Head of eCommerce Services International at eBay Enterprise from August 2011 to June 2015. Prior to that, he served as Senior Director Business Management at GSI Commerce from January 2010 to July 2011. Prior that, he served as Vice President of Product Management and Distribution at product + concept GmbH from March 2005 to March 2008. He holds a Diplom-Kaufmann degree from the Berlin Berlin School of Economics and Law.

Gareth Locke.   Mr. Locke has served as Chief Growth Officer since November 2020 and as member of our Management Board since February 2021. Mr. Locke has served as Chief Growth Officer of mytheresa.com GmbH since July 2016. He previously served as Head of Marketing for Zooplus AG from January 2012 until May 2016. During this same period, Mr. Locke also served as Managing Director of Zooplus France SARL. Prior to that, he was Associate Partner at Aquarius Consulting GmbH from April 2010 until December 2011. Prior to that, he served as Manager Corporate Development at PAYBACK GmbH from May 2005 to March 2010, as Project Manager at Ayming GmbH from January 2003 to May 2005 and as a Consultant at Accenture in London from September 1999 to November 2002. Mr Locke serves as an advisor to the Board of KICKZ.com GmbH since June 2021. Mr. Locke holds an MBA from the Burgundy School of Business and an MA in Economics and Finance from Leeds University Business School.

Isabel May.   Ms. May has served as Chief Customer Experience Officer since November 2020 and was appointed a member of our Management Board since February 2021. She joined Mytheresa in September 2015 as Director Customer Experience and Communications and has served as Chief Customer Experience Officer since January 2018 and became Managing Director of mytheresa.com GmbH as of September 2019. Prior to that, Ms. May served as Vice President of Strategy and Corporate Communications at D. Swarovski KG in Wattens, Austria from January 2013 to August 2015. Prior to that, Ms. May served as Managing Director and Partner of IBS Consultants GmbH from September 2009 to January 2013. Prior to that, Ms. May served as Partner of Brand Lab Consulting from July 2007 to August 2009. Prior to that, Ms. May had various positions in Marketing at ESCADA AG as well as Jet Set AG, Switzerland. Ms. May holds a Diplom-Kaufmann Degree from the Ludwig-Maxmilians-University.

5.3 Supervisory Board

The Supervisory Board supervises the Management Board, the Company’s general course of affairs, and its affiliated business. The Supervisory Board is accountable for these matters to the general meeting. The Supervisory Board also provides advice to the Management Board. According to the articles of association, the Supervisory Board has a binding nomination right with respect to the appointment of members of the Management Board by the general meeting. Furthermore, prior approval of the Supervisory Board is required for certain significant matters that will be resolved upon by the Management Board. These are further set out in the rules of procedure for the Management Board which are available on the MYT website.

In the fulfilment of their duty, the members of the Supervisory Board shall act in the interest of MYT Netherlands and its related business. The articles of association provide that the Supervisory Board consists three or more members; the exact number is determined by the Supervisory Board. The Supervisory Board currently consists of eight members. Members of the Supervisory Board are appointed by the general meeting for a four-year term, with the possibility of re-appointment of another four-year term. So long as MYT Holding directly or indirectly owns 25% or more of the issued and outstanding share capital of MYT Netherlands, members of the Supervisory Board will be appointed for a maximum period of four years, provided that, unless a member of the Supervisory Board resigns, dies or is removed earlier or upon his or her appointment a term shorter than four years has been determined, his or her appointment period shall expire at the closing of the annual general meeting that will be held in the fourth calendar year after the year of his or her appointment. Members of the Supervisory Board may be reappointed once more for another four-year period and then subsequently be reappointed again for a period of two years, which reappointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons are given in the Dutch annual report.

From and after the date MYT Holding directly or indirectly owns less than 25% of the issued and outstanding share capital of MYT Netherlands, MYT Netherlands will be required to file a declaration confirming such event with the Dutch Trade Register of the Chamber of Commerce and to publish a public announcement confirming such filing. Effective at the time of filing of such declaration, the terms of the members of the Supervisory Board then in office will automatically be reduced to expire at the closing of the next annual general meeting, and thereafter the term of all members of the Supervisory Board will expire each year at the closing of the annual general meeting. The general meeting appoints the members of the Supervisory Board. A resolution of the general meeting to appoint a member of the Supervisory Board requires a simple majority. Members of our Supervisory Board may be dismissed at any time during their term of office by a resolution of the general meeting with a simple majority of the votes cast. In addition, any member of our Supervisory Board may resign at any time by giving written notice of his or her resignation to the Company. The resignation or dismissal does not require cause.

To ensure that the Supervisory Board can carry out these functions properly, the Management Board shall timely provide the Supervisory Board with the information necessary for the performance of the Supervisory Board’s duties. The Management Board is required to keep the Supervisory Board informed and to consult with the Supervisory Board on all important matters.

The Supervisory Board has determined that certain matters will require its prior written consent as set forth in the rules of procedure of the Management which are available on the MYT website.

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms as of (which expire on the date of the relevant year’s general meeting of shareholders) and their principal occupations outside of our Company:

Name	Age	Term Expires	Principal Occupation
Nora Aufreiter*	63	2025	Director, The Bank of Nova Scotia and The Kroger Company

Dennis Thatcher Gies	43	2024	Managing Director at Roark Capital, previously a Partner and Head of the Consumer Private Equity practice at Ares Management

David B. Kaplan	54	2024	Co-Founder, Director, Partner of Ares Management Corporation Co-Chairman at Ares Management Private Equity Group

Marjorie Lao*	48	2024	Director, Modern Times Group AB, Logitech SA and Sitecore Holding II A/S

Cesare Ruggiero	45	2024	Managing Director, CPPIB, member of the Board of Informatica Inc. and of Ports of America

Susan Gail Saideman	60	2024	Director, Church & Dwight Co., Inc. and Prepac Manufacturing Ltd. and FIRST Washington

Michaela Tod*	52	2024	Director, member of the Supervisory Board of AUGA group and member of the Advisory Board of Pro Gamers Group

Sascha Zahnd*	47	2024	Chairman, Valora Holding AG

*       Independent Directors for purposes of the Dutch Corporate Governance Code

The following is a brief summary of the prior business experience of the members of our Supervisory Board:

Nora Aufreiter. Ms. Aufreiter was appointed as member and chairperson of our Supervisory Board effective 1 July 2021. She currently serves on the Audit Committee and the Nominating, Governance and Compensation Committee. She is a former director and senior partner of McKinsey & Company, a global management consulting firm. Throughout her 27 year career at McKinsey, Ms. Aufreiter held multiple leadership roles including Managing Director of McKinsey’s Toronto office, leader of the North American Retail practice, the Digital and Omni Channel service line and was a member of the firm’s global personnel committees. She has worked extensively in the U.S., Canada and internationally serving her clients in consumer facing industries including major retailers, financial institutions and other consumer-facing companies. Before joining McKinsey, Ms. Aufreiter spent three years in financial services working in corporate finance and investment banking. She is a member of the Board of Directors of The Bank of Nova Scotia where she is chair of the governance committee and is a member of the compensation committee. She is also a member of the Board of Directors of The Kroger Company where she is chair of the public responsibilities committee and a member of the financial policy committee. In addition, Ms. Aufreiter is on the board of a privately held company, Cadillac Fairview Property Trust, a subsidiary of Ontario Teachers Pension Plan. Ms. Aufreiter also serves on the boards of Unity Health Toronto, The Canadian Opera Company and is a member of the Dean’s Advisory Board for the Ivey Business School in Ontario, Canada. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. In June, 2018, Ms. Aufreiter was awarded an Honorary Doctor of Laws at The University of Western Ontario.

Dennis Thatcher Gies.   Mr. Gies was appointed to our Supervisory Board in September 2020 and currently serves as Chairperson of the Nominating, Governance and Compensation Committee. Mr. Gies is a Managing Director at Roark Capital. Previously, Mr. Gies was a Partner and Head of the Consumer Private Equity practice at Ares Management, where he was responsible for sourcing and executing investments in private companies in the consumer goods, consumer services, e-commerce, retail, restaurant, leisure and lodging sectors. Prior to joining Ares in 2006, he worked at UBS Investment Bank, where he participated in the execution of a variety of transactions including leveraged buyouts, mergers and acquisitions, dividend recapitalizations and debt and equity financings. Mr. Gies holds a B.S., magna cum laude, from Virginia Tech in Electrical Engineering and an M.S. from the University of California, Los Angeles, in Electrical Engineering.

David B. Kaplan.   Mr. Kaplan was appointed to our Supervisory Board in January 2021 and was Chairperson until June 30, 2021. He currently serves as member of the Nominating, Governance and Compensation Committee. Mr. Kaplan is a Co-Founder, Director and Partner of Ares Management Corporation and Co-Chairman of the Ares Management Private Equity Group. He is a member of the Ares Management Executive Management Committee and on the Ares Private Equity Group's Corporate Opportunities, Asia Private Equity and Special Opportunities Investment Committees. Additionally, Mr. Kaplan is the Co-Chairman and Chief Executive Officer of Ares Acquisition Corporation (“AAC”). Mr. Kaplan joined Ares Management in 2003 from Shelter Capital Partners, LLC, where he was a Senior Principal from June 2000 to April 2003. From 1991 through 2000, Mr. Kaplan was a Senior Partner of Apollo Management, L.P. and its affiliates, during which time he completed multiple private equity investments from origination through exit. Prior to Apollo Management, L.P., Mr. Kaplan was a member of the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves on the supervisory board of directors of MYT Netherlands Parent B.V., the parent entity of Mytheresa GmbH. Mr. Kaplan also serves as a member of the boards of directors of Guitar Center Holdings, Inc. and Number Holdings, Inc. and as the Chairman of the board of directors of the parent entity of Cooper’s Hawk Winery & Restaurants. Mr. Kaplan's previous public company board experience includes Floor and Decor Holdings, Inc., Maidenform Brands, Inc., where he served as the company’s Chairman, GNC Holdings, Inc., Dominick's Supermarkets, Inc., Stream Global Services, Inc., Orchard Supply Hardware Stores Corporation, Smart & Final, Inc. and Allied Waste Industries Inc. Mr. Kaplan also currently serves as the Vice Chairman of the Board of Directors of Cedars-Sinai Medical Center, a non-profit hospital, and on the President's Advisory Group of the University of Michigan. Mr. Kaplan graduated with High Distinction, Beta Gamma Sigma, from the University of Michigan with a Bachelor of Business Administration degree, concentrating in Finance.

Marjorie Lao.   Marjorie Lao (1974) was appointed to our Supervisory Board in November 2020, and currently serves as Vice-Chairperson of the Board and Chairperson of the Audit Committee. Ms. Lao is the former Executive Vice President and Chief Financial Officer of the LEGO Group, a position she held from February 2017 to March 2020, after serving as Senior Vice President - Finance and Senior Vice President - Corporate Finance from January 2014 to January 2017. Prior to joining the LEGO Group, Ms. Lao was the Vice President – Projects at Seadrill Limited during 2013. She served as the Senior Vice President - Finance and Chief Financial Officer at Tandberg ASA from 2006 to 2010, and as Vice President – Business Development and M&A in 2006. When Tandberg was acquired by Cisco Systems, Inc., Ms. Lao joined Cisco as Senior Director – Finance and Senior Director – Strategy and Business Analytics from 2010 to 2012. Previously, she held Finance and Strategy managerial positions at McKinsey & Company and Procter & Gamble Company in Asia. Ms. Lao currently serves on the Board of Directors of Logitech SA, Modern Times Group MTG AB, and Sitecore Holding II A/S, and is a member of the Harvard Business School European and Global Advisory Board. Born in the Philippines, Ms. Lao holds a BSc degree in Business Administration and Accountancy from the University of the Philippines, and an MBA from Harvard Business School. She was certified as a public accountant in the Philippines in 1996.

Cesare J. Ruggiero.   Mr. Ruggiero has served as a member of our Supervisory Board since September 2020 and currently serves on the Nominating, Governance and Compensation Committee. Mr. Ruggiero is a managing director with CPP Investments in the Portfolio Value Creation group. He works with portfolio companies across private equity, infrastructure and sustainable energies investments to achieve full value potential. He serves on the Real Assets Investment Committee. Prior to joining CPP Investments in 2014, Cesare worked at The Boston Consulting Group (BCG) where he advised companies in business strategy and operational improvement. Prior to BCG, Cesare worked at Capgemini (formerly Cap Gemini Ernst & Young) as the head of the U.S. M&A practice area and co-led the global M&A practice. Mr. Ruggiero is a member of the Board and the Nomination and Governance Committee of Informatica Inc. since July 2022. He serves on the board of Ports of America and is member of the Compensation Committee and Operations Committee since December 2021. Cesare holds an Hons. BA with high distinction in International Relations from the University of Toronto.

Susan Gail Saideman.   Ms. Saideman was appointed to our Supervisory Board in November 2020 and currently serves on the Audit Committee. Ms. Saideman is the Chief Executive Officer and founder of Portage Bay Limited, LLC, which provides consulting and advisory services. Ms. Saideman founded Portage Bay Limited, LLC in September 2019 after serving as the General Manager for Amazon, Inc. (e-commerce) in Seattle from November 2013 to November 2016 and January 2019 to August 2019, and in London from November 2016 to December 2018. Prior to joining Amazon, Ms. Saideman held a series of General Management roles at Mars, Mikasa, Newell Rubbermaid and Campbell Soup. In these roles, she worked across channels that included retail stores, wholesale and ecommerce as well as geographies that included the United States, Canada, Europe, China, India, and the Middle East. Ms. Saideman started her career in finance at Chase Manhattan and as a strategy consultant at Bain & Company before joining PepsiCo where she was promoted through increasingly responsible positions at Pepsi-Cola North America and KFC. Currently, Ms. Saideman is a board member of Church & Dwight since June 2019. She is the chairperson of the board of PrePac Manufacturing since October 2019, serves on the advisory board of Endeavor.org and serves on the board of FIRST Washington since September 2019. Previously, she was on the board of DevaCurl. She served on the board of Harvey Mudd College until recently. Ms. Saideman holds an MBA from Harvard business School and a BA from Dartmouth College.

Michaela Tod.   Ms. Tod was appointed to our Supervisory Board in January 2021 and currently serves on the Nominating, Governance and Compensation Committee. Ms. Tod previously served as the co-Chief Executive Officer of ProSiebenSat1 TVD GmbH from April 2019 to July 2020, prior to which she served as the President (Greater) China of Dyson Technology Ltd. from July 2015 to February 2019, where she was responsible for the operational leadership of the Greater China business. Ms. Tod has also served as the Chair of the Supervisory Board of Directors of Virtual Minds AG from April 2019 to April 2020, a member of the Supervisory Board of NUCOM Group SE from April 2019 to March 2020 and a member of the Supervisory Board of Join GmbH from September 2019 to June 2020. Ms. Tod is a member of the Supervisory Board of AUGA group since April 2021 and a member of the Advisory Board of Pro Gamers Group since November 2021. Ms. Tod holds an MA in Business and Economics from Wirtschaftsuniversität Wien.

Sascha Zahnd.   Mr. Zahnd was appointed to our Supervisory Board in December 2020 and currently serves on the Audit Committee. Mr. Zahnd is the Chairman of the Board of Valora Holding AG, a leading small-scale retailer in the convenience and food service sector, and a member of its Audit Committee. Mr. Zahnd served as Vice President EMEA of Tesla International from December 2019 to May 2020. In May 2016, Mr. Zahnd joined the senior management team of U.S. Tesla, Inc. in Palo Alto, California, as Vice President Global Supply Chain. Prior to his departure from Tesla in December 2020, he was actively involved in helping to develop future global topics such as mobility, energy, artificial intelligence and Industry 4.0. Previously, Sascha Zahnd worked for six years at ETA SA/Swatch Group, where as a member of the Executive Board he was responsible for the global supply chain and the component production plants. In this role, he completely repositioned the entire purchasing and logistics organization and significantly increased production flexibility. Between 2001 and 2010, Mr. Zahnd worked for IKEA, initially in Switzerland and then in Sweden, Mexico, the United States and China. He started his career at the retail company as Regional Logistics Manager and went on to hold various roles including Sales Manager and Deputy to the General Manager of IKEA Retail in New York and finally Head Supply Division Asia Pacific in Shanghai.

The Supervisory Board has two committees: the Audit Committee and the Nominating, Governance and Compensation Committee. These committees assist the Supervisory Board in its decision-making and report their findings to the Supervisory Board. Their tasks are laid down in the rules for procedure of the Supervisory Board, which is available on MYT Netherland’s website.

Name of Committee	Current Members
Audit Committee	Marjorie Lao (Chairperson) Nora Aufreiter Susan Gail Saideman Sascha Zahnd
Nominating, Governance and Compensation Committee	Dennis Gies (Chairperson) David B. Kaplan Cesare J. Ruggiero Michaela Tod Nora Aufreiter

Audit Committee

The Audit Committee is comprised of four persons, one of whom is the chair. The Audit Committee undertakes preparatory work for the Supervisory Board’s decision making regarding the supervision of the integrity and quality of financial reporting and the effectiveness of the internal risk management and control systems of MYT Netherlands. As set forth in the Audit Committee charter included in the rules of procedure of the Supervisory Board, the Audit Committee’s duties and responsibilities to carry out its purpose, include, among others:

•	monitoring effectiveness of the internal risk management and control systems of MYT Netherlands;

•	monitoring the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as the audit of the financial statements, in particular regarding the selection and independence of the auditor and the additional services to be provided by the auditor;

•	monitoring of the Management Board with regard to: (i) the application of information and communication technology by MYT Netherlands, including risks relating to cyber security and data privacy; and (ii) the tax policy of the Company.

•	recommendations and proposals to ensure the integrity and quality of the financial reporting process;

•	evaluating the qualification, independence and performance of the independent external auditor;

•	reviewing and discussing with the external auditor and the Management Board the annual audit plan, including critical accounting policies and practices to be used;

•	reviewing and discussing with the external auditor and the Management Board the adequacy and effectiveness of the internal accounting controls and critical accounting policies;

•	preparation of the review and discussion with the external auditor and the Management Board the results of the annual audit and the review of the quarterly unaudited financial statements;

•	reviewing and discussing with the external auditor and the Management Board any quarterly or annual earnings announcements;

•	reviewing and approving, as appropriate, any related party transactions and reviewing and monitoring, investigating and addressing potential conflict of interest or other ethical or compliance situations involving any members of the Management Board or any employee of MYT Netherlands or any of its subsidiaries on an ongoing basis for compliance with the Code of Conduct;

•	overseeing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters;

•	reviewing and evaluating the performance of the Audit Committee and its members; and

•	preparation of the Supervisory Board’s resolution on the consolidated and unconsolidated financial statements. The Audit Committee will meet as often as required for a proper functioning of the Audit Committee, but in any event at least four times a year and additionally whenever one or more members have requested a meeting. The Audit Committee will in any event meet before the publication of the annual results.

Nominating, Governance and Compensation Committee

Our Nominating, Governance and Compensation Committee is comprised of five persons, one of whom is the chair. As set forth in the charter of the Nominating, Governance and Compensation Committee included in the rules of procedure of the Supervisory Board, the committee’s duties and responsibilities to carry out its purpose include, among others:

•	preparation of appointment proposals for suitable Management Board and Supervisory Board candidates to be presented to the general meeting of shareholders;

•	developing, recommending to the Supervisory Board and monitoring compliance with corporate governance policies;

•	if delegated to it, overseeing the evaluation of the Supervisory Board and reporting on its performance and effectiveness;

•	reviewing and evaluating the performance of the Nominating, Governance and Compensation Committee and its members

•	considering all aspects of compensation and employment terms for the Management Board, making recommendations to and preparing decisions of the Supervisory Board, discussing the terms of new service agreements for the members of the Management Board and amendments to existing agreements, including compensation guidelines, incentive programs, strategy and framework;

•	commissioning, when appropriate, an independent review of the compensation guidelines and the compensation packages paid to the members of the Management Board, to ensure that the guidelines reflect the best practices and that the packages remain competitive and in line with market practice;

•	presenting an evaluation of the Management Board’s performance and making a recommendation to the Supervisory Board regarding the employment terms and compensation of the Management Board;

•	assisting the Supervisory Board in the oversight of regulatory compliance with respect to compensation matters, including monitoring our system for compliance with the relevant provisions of the Dutch Corporate Governance Code and the listing rules of any relevant security exchange upon which ADSs are listed concerning the disclosure of information about compensation for the Management Board and other senior executives;

•	reviewing and recommending any severance or similar termination payments proposed to be made to any current or former member of the Management Board; and

•	making recommendations to the Supervisory Board with respect to the incentive compensation plans and equity-based compensation plans of MYT Netherlands and discussing and determining amendments to existing plans or the establishment of new management and employee compensation plans.

5.3.1. Changes to our supervisory board in fiscal 2022

Nora Aufreiter was appointed as member of the Supervisory Board and she was subsequently appointed as its Chairperson and and member of the Nominating, Governance and Compensation Committee effective July 1, 2021. She was appointed member of the Audit Committee in July 2021. Also in July 2022, Marjorie Lao was appointed as Vice Chairperson of the Supervisory Board. On 19 January 2022, Dennis Gies and Cesare Ruggiero stepped down as members of the Audit Committee.

5.3.2. Activities of and evaluation by the Supervisory Board

The Supervisory Board provides oversight, evaluates progress and performance, maintains a sound and transparent system of checks and balances and advises the Management Board, when appropriate. The focus is on long-term value creation to the best interest of all stakeholders of the company.

In fiscal year 2022, the Supervisory Board held eight meetings all with a (virtual) attendance of 100%. At the meetings standard items like financial and operational performance, governance and compliance and risks associated with operations, IR updates and reports from the committees were discussed. The budget for the upcoming year fiscal year 2023 was approved. In July 2021, Marjorie Lao was appointed as vice-chairperson of the Supervisory Board. The Supervisory Board discussed the company strategy, the ESG framework of the company, it received updates on the logistics infrastructure and on cyber security. The Supervisory Board discussed the Company strategy in February 2022 during an all-day meeting and the Strategy Plan and the strategy initiatives were approved by the Supervisory Board in May 2022. Also in May 2022, the Supervisory Board approved the short-term incentive plan (“STI”) for fiscal year 2023, the long-term incentive plan “LTI”) for fiscal year 2023 and the Management Board compensation for fiscal year 2023. After each meeting, the Supervisory Board met without management present.

The Audit Committee held nine meetings and discussed regular items such as the interim review of the financial results, accounting, tax, risk, legal and compliance, data protection and privacy, internal controls (SOX), treasury and insurance. In addition, there were in depth discussions about risk management including the risk management policy, internal controls over financial reporting, internal audit, cyber security and data protection. The Audit Committee approved services to be provided by the external auditor KPMG. The external auditor was present at five meetings. The Audit Committee met twice with the external auditor without management present. The Audit Committee discussed the Dutch statutory accounts for financial year 2021 in the presence of KPMG, the appointment of the external auditor and the quarterly financial statements and the earnings announcements. An internal audit function was established the second half of fiscal year 2022 by the Management Board and a head of internal audit was appointed. In line with the recommendation of the Audit Committee, the Supervisory Board approved the appointment. The head of internal audit reports to the CFO and also has direct access to the Audit Committee, the Chairperson of the Audit Committee and the external auditor. The head of internal audit attends the meetings of the Audit Committee on a quarterly basis. . In July 2021, Nora Aufreiter was appointed as member of the Audit Committee. Messrs. Gies and Ruggiero stepped down as members of the Audit Committee in January 2022.

The Nominating, Governance and Compensation Committee met in September, November, February and May 2022 and discussed diversity and inclusion, payout on the STI fiscal year 2021, succession planning and leadership bench, the MYT Insider Trading Policy, the appointment of a president for MYT APAC, the employee opinion survey results and the annual board evaluation. The Nominating, Governance and Compensation Committee discussed the STI and LTI for FY23.

The Supervisory Board considers the evaluation of the boards, its committees and its members to be an important aspect of corporate governance. The Supervisory Board undertakes an annual evaluation of its own effectiveness and performance, of its Committees and individual members and of the Management Board and its individual members. In May 2022, the evaluation process was conducted internally and supported by the company secretary. Using questionnaires completed by all directors, the key areas which were explored included: board composition and functioning, access to and relationship with management, board expertise and dynamics, talent and succession planning, the Supervisory Board’s key areas of supervision in relation to strategy development, setting and monitoring the Company’s culture and values, financial performance, market developments, ESG topics, diversity and inclusion and risk and governance. The review also covered the performance of the Committees and their effectiveness in achieving objectives and fulfilling their terms of reference. The results of the board evaluation were discussed in the Nominating, Governance and Compensation Committee and subsequently presented to the Supervisory Board and the Management Board by the Chairperson. In addition, the Chairperson conducted individual performance reviews with each member of the Management Board and of the Supervisory Board. In addition, the performance of the Chairperson was evaluated. The outcome of the evaluation confirmed that the Management Board, the Supervisory Board and the Committees continue to operate effectively, and that all of our directors continue to demonstrate commitment to their role.

According to Articles of Association, the Supervisory Board meets as often as its chairperson or at least two members of the Supervisory Board or the Management Board deem necessary. Our Articles of Association provide that a quorum of the Supervisory Board members is present if at least half of its members entitled to vote are present or represented during such meeting.

Resolutions of our Supervisory Board are passed by a simple majority of the votes cast unless otherwise required by law, our Articles of Association or the rules of procedure of our Supervisory Board. In the event of a tie vote, the proposal is rejected.

5.4 Diversity Policy

The Company recognizes that a mix of skills, experience and education is important for the functioning of the Company and its business. The Company recognises the importance of diversity within the composition of the Management Board and the Supervisory Board. The Company believes that a diverse composition contributes to balanced decision-making and a proper functioning of the Management Board and the Supervisory Board. In view of this the Company has established a diversity policy pursuant to best practice provision 2.1.5 of the Dutch Corporate Governance Code. The Policy applies to the Management Board and the Supervisory Board. The diversity policy can be found on the Company website.

The current composition of the Management Board and the Supervisory Board is considered to constitute a good balance between sector knowledge, experience, education, financial expertise and nationalities. The target set in the diversity policy is to achieve a gender representation within each of the Management Board and Supervisory Board such that by 2023 each of the Management Board and the Supervisory Board will at least have one third female members with relevant expertise and knowledge of digital, high-growth or international businesses. The composition of the Supervisory Board meets current gender diversity requirements.

5.5 General Meeting and Voting Rights

Each ordinary share is entitled to one vote.

Pursuant to article 36 of the articles of association, general meetings may be held in the district of Munich, Germany or in certain other municipalities within the Federal Republic of Germany. There is in principle no quorum required for a general meeting. In principle, the adoption of any resolution by the general meeting requires the affirmative vote of a simple majority of the votes permitted to be cast by persons present and voting at a general meeting at which a quorum is present or, in each case, a unanimous resolution in writing. At least once a year, a general meeting is held. Pursuant to Dutch law and our articles of association, the convening notice for a general meeting must be made public at least eight days prior to the meeting by announcement on the MYT website. The agenda and explanatory notes for the general meeting are published in advance on the website and are available at the depositary agent and at the offices of MYT from the day of the notice. No resolutions may be adopted on items other than those that have been included in the agenda. Resolutions may be adopted if not all meeting formalities have been met, subject to the requirements set out in Dutch law, including that all persons with meeting rights consent to such method of decision-making.

The annual general meeting discusses the annual report, adopts the annual accounts and votes on the discharge of the members of the Management Board and the Supervisory Board from liability as separate agenda items in the annual general meeting. The annual general meeting was held virtually on December 2, 2021. This year’s annual general meeting will be held on 27 October 2022.

5.6 Share Capital

Under Dutch law and the MYT Netherlands articles of association, the general meeting is authorized to issue shares. The general meeting may delegate its powers in this respect to another corporate body of MYT Netherlands and may revoke such delegation. On September 17, 2020, the general meeting resolved to delegate the authority to issue shares to the Management Board for a period of five years. The authority to issue shares is unlimited. A share issue is effective as of the moment of the execution of a notarial deed of issuance of shares before a Dutch notary.

5.7 Corporate Governance Compliance

The Company acknowledges the importance of good corporate governance and seeks to consistently enhance and improve corporate governance performance, emphasizing transparency and a sustainable culture of long-term value creation. MYT Netherlands has implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchange in New York. The Management Board and the Supervisory Board support the principles and provisions of corporate governance contained the Dutch Corporate Governance Code 2016 (the Dutch Code), with due regard for the recommendations of the Monitoring Committee in its annual reports and subject to certain exceptions as explained below. The Dutch Code contains principles and best practice provisions that regulate relations between the Management Board, the Supervisory Board and the general meeting. Dutch companies whose shares are listed on a government-recognized stock exchange, such as the NYSE, are required under Dutch law to disclose in their statutory annual reports, filed in the Netherlands whether or not they apply the provisions of the Dutch Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate from such provisions (for example, because of a conflicting NYSE requirement). The Company does not comply with all best practices of the Dutch Code in order to follow market governance practices pursuant to the NYSE and US securities laws for companies listed in the United States.

The following recommendations of the Dutch Code are not fully applied for reasons explained below:

Best practice provision 1.1.3 Report on the role of the supervisory board in long term value creation

For purposes of consistency with our US annual report, the Dutch statutory annual report does not include a separate report of the Supervisory Board. The reporting by the Supervisory Board is included in the Dutch annual report.

Best practice provision 1.2.1 Risk assessment and risk appetite, best practice provision 1.2.3 Monitoring of effectiveness of internal risk management and control systems, best practice provision 1.4.3 Statement by the management board on risk management and internal control

As MYT Netherlands qualifies as an emerging growth company as defined in Section 2(a)(19) of the US Securities Act, it is permitted to choose to follow disclosure requirements that are scaled for newly public companies under Sarbanes-Oxley Act Section 404(b).

Best practice provision 2.1.7 and 2.1.8 of the Dutch Code: Independence of Supervisory Board members

Four out of the eight Supervisory Board members at the end of the financial year, being Ms Saideman (member of the Board of our majority shareholder MYT Holding LLC), Mr. Ruggiero (CPPIB), Mr. Kaplan (Ares) and Mr. Gies are not considered independent in accordance with the Dutch Corporate Governance Code as they are representatives of CPPIB and Ares being respective shareholders of MYT Holding. Although Ms. Saideman is an independent director of MYT Holding LLC and is not affiliated with any shareholder of MYT Holding, she is not considered independent in accordance with the Dutch Corporate Governance Code due to such board membership. Mr. Gies is not considered independent in accordance with the Dutch Corporate Governance Code because he briefly served as a member of the Management Board within the last five years. Ms. Saideman and Messrs. Ruggiero, Kaplan and Gies are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having these directors on the Supervisory Board would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Supervisory Board.

Best practice provision 2.3.11 Report of the supervisory board

For purposes of consistency with the Company’s US annual report, the Dutch statutory annual report does not include a separate report of the Supervisory Board. However, this Dutch statutory Directors and Supervisory Board report contains all information required to be included in the report of the Supervisory Board.

Best practice provision 2.3.4 of the Dutch Code: Composition of the Committees

The Nominating, Governance and Compensation Committee consists of four supervisory directors, three of whom are not considered to be independent under the Dutch Code. Mr. Gies, a former member of the Management Board, is the chairperson of the Nominating, Governance and Compensation Committee. Mr. Ruggiero, an affiliate of CPPIB (one of the shareholders of MYT Holding), is a member of the Nominating, Governance and Compensation Committee. Mr. Kaplan, an affiliate of Ares (one of the shareholders of MYT Holding), is a member of the Nominating, Governance and Compensation Committee. Messrs. Gies, Ruggiero and Kaplan are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having both directors on the Nominating, Governance and Compensation Committee would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Nominating, Governance and Compensation Committee.

The Audit Committee consists of four supervisory directors, one of whom is not considered to be independent under the Dutch Code. Ms. Saideman, a member of the Board of MYT Holding, is a member of the Audit Committee. Ms. Saideman is considered to be independent under the SEC and NYSE rules for service on the Audit Committee. The Supervisory Board deemed Ms Saideman as most suitable for her role in the Audit Committee given her professional experience supervising auditing and financial reporting matters.

Best practice provision 3.3.2: Remuneration of the Supervisory Board members

As the Company is listed on the NYSE, the Company also follows certain common U.S. governance practices, among others the customary practice of global companies listed on NYSE to remunerate Supervisory Board members partly with share grants. The members of the Supervisory Board will be granted restricted share awards, in the form of ADSs that will vest in their entirety after a full year of serving on the Supervisory Board by the respective members of the Supervisory Board. The restricted share awards are intended to align the interests of the members of the Supervisory Board with those of the public shareholders.

Best practice provision 4.3.3: Cancelling the binding nature of a nomination or dismissal

This best practice provision provides that the general meeting of a company not having a statutory two-tier status (structuurregime) may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the management board or of the supervisory board and/or a resolution to dismiss a member of the management board or of the supervisory board by a majority of the votes cast. It may be provided that this majority should represent a given proportion of the issued capital, which proportion may not exceed one-third. However, pursuant to the articles of association, a qualified majority of at least two-third of the votes cast, representing more than one half of the Company’s share capital, is required to cancel the binding nature of a nomination for the appointment of a member of the Management Board to better align the Company’s governance with the governance practices of companies listed in the U.S. where senior management is appointed by the board of directors, or in this case the Supervisory Board.

Material transactions

To the best of the Supervisory Board’s knowledge, there are no:

• material transactions between legal or natural persons who hold at least 10% of the shares in MYT Netherlands as meant by provision 2.7.5 of the Dutch Corporate Governance Code;

• material transactions of the Company with a related party that are outside the framework of normal operations or not in line with normal market conditions (Article 2:167 Dutch Civil Code); and

• restrictive agreements with shareholders. To the best of MYT Netherland’s knowledge, its shareholders are not a party to an agreement that could lead to restrictions on trading in MYT Netherlands shares or on voting rights.

5.8 Code of Business Conduct and Ethics and culture

MYT Netherlands has adopted a Code of Business Conduct & Ethics (“Code of Conduct”), which covers a broad range of matters, including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. It includes the Company's commitment to diversity and inclusion and is available on the Company website. The Company also has a diversity & inclusion committee and is in the process of setting up intercultural training.

5.9 Risk management and control systems

See chapter 4.2 Risk management, risk appetite and control systems of this report for an overview of the main characteristics of the Company's risk management and control systems relating to the process of financial reporting by the Company and the Company's group companies whose financial information is included in the Consolidated Financial Statements. It is our view that given the nature of our business and the practice in our industry and considering our shareholder structure, it is justified that only four Supervisory Board members are independent. We may need to deviate from the DCGC's independence definition for supervisory board members either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE. We may need to further deviate from the DCGC's independence definition for supervisory board members when looking for the most suitable candidates. For example, a future supervisory board candidate may have particular knowledge of, or experience in our industry, but may not meet the definition of independence in the DCGC. As such background is very important to the efficacy of our supervisory board, our supervisory board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision 2.1.8 of the DCGC.

6. Compensation Report

6.1. Compensation policy

Pursuant to Section 2:135(1) DCC, our General Meeting has adopted a compensation policy for our management board members (the "Compensation Policy"). The Compensation Policy is designed to:

•	attract, retain and motivate management board members with the leadership qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business;

•	drive strong business performance, promote accountability, give management board members the incentive to achieve short and long-term performance targets with the objective of substantially increasing the Company's equity value;

•	assure that the interests of the management board members are closely aligned to those of the Company, its business and its stakeholders; and

•	ensure the overall market competitiveness of the compensation packages which may be granted to the management board members, while providing the supervisory board sufficient flexibility to tailor the Company's compensation practices on a case-by-case basis, depending on the market conditions from time to time.

We believe that this approach and philosophy will benefit the realization our long-term objectives while keeping with our risk profile.

The supervisory board is currently not contemplating to propose any change to the Compensation Policy or the implementation thereof in the upcoming fiscal years.

MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan

In connection with the IPO we adopted the 2020 Plan, under which we granted equity-based awards in order to attract, motivate and retain employees and other service providers, align the interests of such persons with our shareholders, and promote ownership of our equity or pay incentive compensation, including incentive compensation measured by reference to the value of our equity. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan and selected employees. All equity instruments that were granted under the IPO related award package and the annual plan are accounted for as equity-settled plans in accordance with IFRS 2.

Service Agreements with Management Board Members.   We established service agreements with all current members of our Management Board. We believe that the service agreements between us and the members of our Management Board provide for payments and benefits that are in line with customary market practice.

Each of the service agreements has an indefinite term, subject to earlier termination by either party with six months’ advance notice in writing to the other party at the end of any calendar month during which period the Management Board member may be placed on garden leave until the time of actual termination of service. The compensation provided to the Management Board member pursuant to these agreements has three primary elements: (i) base compensation, (ii) variable compensation, in the form of an annual bonus (“STI”) that may be earned based on the achievement of certain objectives mutually agreed between us and the Management Board member, and (iii) long term incentive compensation, in the form of equity or equity-based awards in respect of our ADSs (“LTI”), that may be granted to the Management Board member as determined in the discretion of the Supervisory Board and subject to the terms of our remuneration policy, as in effect from time to time. In addition, the Management Board member is entitled to participate in employee benefit programs, including health insurance, disability benefits and annual vacation entitlement pursuant to the service agreement. The service agreement provides for a non-competition covenant that applies during the twenty-four month period following a termination of the Management Board member’s service in consideration for the continued payment of the Management Board member’s half of monthly base compensation during such period. In addition, the service agreement includes a perpetual confidentiality covenant and invention assignment covenant.

Base Compensation.   Pursuant to our remuneration policy, the Supervisory Board will determine each Management Board member’s annual base compensation for his or her full term of appointment as a Management Board member, provided, that the Supervisory Board will, on an annual basis, review each Management Board member’s base compensation for adjustment in the Supervisory Board’s sole discretion. The Supervisory Board is under no obligation to increase any Management Board member’s annual base compensation year over year.

STI.   The annual STI is a cash incentive award provided to Management Board members that is intended to reward performance based on the achievement of annual short-term objectives that are consistent with our long-term strategic objectives and economic value creation for our shareholders and other stakeholders. Pursuant to our remuneration policy, each year, the members of the Management Board will be eligible to earn an STI award based on the achievement of specific targets established annually by the Supervisory Board no later than 60 days after the beginning of the financial year to which the STI award relates. The STI award for a given financial year will be paid in the following financial year, after our adopted annual accounts for the relevant financial year have been filed with the competent authorities. Individual and collective targets qualify as commercially sensitive information and, as such, we do not disclose these targets except as may be required under applicable law or the rules and regulations of the relevant listing exchange. The Supervisory Board has the authority to adjust any STI award payout if changed circumstances have arisen during the performance period, such as a change in economic and business conditions, a significant acquisition or disposition or a change in business strategy.

Effective for the financial year following the completion of this Annual Report, we established that the annual STI award has two performance goals: (i) a gross profit goal, and (ii) an adjusted EBITDA goal, each of which is weighted in such amounts as determined by the Supervisory Board. The Supervisory Board may also adopt new or different performance goals at the beginning of the financial year. The gross profit and the adjusted EBITDA goals are set by the Supervisory Board at the beginning of such financial year based on the approved budget for such financial year.

LTI.   The LTI is an award of equity or equity-based compensation that is intended to encourage long-term economic and shareholder value creation, align the interests of the Management Board with those of the shareholders and ensure retention of the members of the Management Board. The LTI consist of an award of to acquire ordinary shares or ADSs, which takes the form of restricted share units, that are subject to the terms and conditions of the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan, as in effect from time to time (the “2020 Plan”), and an award agreement to be entered into between the Company and the Management Board member. The number, terms and frequency of LTI awards granted to members of the Management Board is determined by the Supervisory Board after taking into account market levels and company-specific circumstances.

Effective for the financial year 2022, the LTI consist of a combination of performance-vesting equity awards and time-vesting equity awards, in each case, which represents the right to receive ADSs following satisfaction of the applicable vesting criteria, for members of the Management Board and the senior management group.

Annual LTI grants of performance-vesting equity awards and time-vesting equity awards is made to each member of the Management Board in such amount, including the weighting of such amount, and subject to such other terms and conditions as determined by the Supervisory Board in accordance with the terms of our remuneration policy, as in effect from time to time. The initial grant of the LTI awards is made to members of the Management Board upon.

The performance-vesting equity awards are in the form of restricted share units (which are referred to as “LTI Performance Shares”). Subject to achievement of the applicable performance goals and the recipient’s continued employment, the LTIP Performance Shares award is paid out in the form of ADSs at the end of the applicable performance period.

The time-vesting equity awards are in the form of restricted share units that will generally vest annually over a three year period from the date of grant, subject to continued employment through each vesting date.

We anticipate that other employees who do not participate in the LTI award program may receive grants of time-vesting equity awards from time to time in the form of restricted share units that generally vest annually over three years.

6.2. Compensation of Management Board Members

The amount of compensation, including benefits in kind, accrued or paid to our management board members with respect to their service on the management board in the year ended June 30, 2022 was in total combined €43,716 thousand (previous year: €67,586 thousand) . See note 26 in the Notes in the Consolidated Financial Statements for further details.

Our management board held the following shares and/or options (both vested and unvested) as of June 30, 2022:

a)	Description of share-based compensation arrangements

In connection with the IPO, share-based compensation programs were granted in January 2021 among others to the management board members and supervisory board members. Those members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. All equity instruments that were granted under the IPO related award package and the annual plan are accounted for as equity-settled plans in accordance with IFRS 2.

i)	IPO Related One-Time Award Package

Alignment Grant

Under this share-based payment program, the options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one share at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 5,033,988 options with a weighted average exercise price of USD 8.30 were granted to management board members.

In connection with a Rule 10b5-1 plan, established in December 2021, certain members of our Management Board sold 71,086 of ADSs of the Company’s ADSs on the open market during the fiscal year ended June 30, 2022 at a weighted average price per ADS of $18.59.

Restoration Grant

Under this share-based payment program, each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,597,751 phantom shares were granted to the management board members.

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

ii)	Annual Plan

Long-Term Incentive Plan

Under this share-based payment program, 92,055 restricted share units (“RSUs”) were granted to our management board. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 32,219 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 59,836 RSUs; “non-market performance RSUs” will be subject to a time and performance based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

Supervisory Board Members

The amount of compensation, including benefits in kind, accrued or paid to our supervisory board members with respect to the year ended June 30, 2022 was in total combined €1,162 thousand.

iii)	Annual Plan

Supervisory Board Members Plan

Under this share-based payment program a certain number of restricted share awards was granted to supervisory board members. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on December 31, 2021. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

As of July 1, 2021, two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

As of February 9, 2022 four Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

The following table summarizes the main features of the annual plan:

Annual Plan
Type of arrangement	Supervisory Board Members plan			Long-Term Incentive Plan
Type of Award	Restricted Shares			Time-vesting RSUs	Non-market performance RSUs
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2021	July 1, 2021
Number granted	15,384	7,393	22,880	32,219	59,836
Vesting conditions	The restricted shares are scheduled to vest in full on December 31, 2021.	The restricted shares are scheduled to vest in full on June 30, 2022.	The restricted shares are scheduled to vest in full on February 9, 2023.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.

See note 27 in the Notes in the Consolidated Financial Statements for further details

7. Related Party Disclosures

For related party transactions that occurred in fiscal 2022, see Note 26 - Related Party Disclosures in the Notes to the Company Financial Statements (section 9). Best practice provision 2.7.5 of the DCGC, has been observed with regard to such transactions. No transactions of significance in which members of our management board or our supervisory board had a conflict of interest, occurred in fiscal 2022.

7.1. Agreements with management board or supervisory board members

For a description of our agreements with our management board and supervisory board members, please see section 5.2. Management Board and 5.3. Supervisory Board.

7.2. Indemnification agreements

We have entered into indemnification agreements with members of our management board and our supervisory board. Our articles of association require us to indemnify our management board members and supervisory board members to the fullest extent permitted by law.

8. Protective Measures

Dutch law allows Dutch companies to have certain protective measures in place, in order to safeguard the interests of a company, its business and its stakeholders. The Articles include certain provisions that may discourage a potential bidder and may be perceived as protective measures.

•	Management board members and supervisory board members can be appointed only pursuant to a binding nomination prepared by the supervisory board. This means that the nominee shall be appointed to the management board or supervisory board, as the case may be, unless the General Meeting strips the binding nature of the nomination, which requires a resolution by a two thirds majority representing at least half of the issued share capital.

•	Certain material resolutions can only be adopted by the General Meeting at the proposal of the management board subject to the approval of the supervisory board. These resolutions include the resolutions to issue shares, to exclude preemption rights, to decrease the issued share capital, to amend the Articles, to enter into a merger or demerger or to liquidate the company.

SIGNATURES

Munich, September 16, 2022

The Management Board,

M. Kliger	M. Beer

CEO	CFO

[appointed on September 21, 2020]	[appointed on September 21, 2020]

S. Dietzmann	I. May

COO	CCEO

[appointed on January 8, 2021]	[appointed on January 8, 2021]

G. Locke

CGO

[appointed on January 8, 2021]

Supervisory Board,

D.T. Gies	M.D. Kaplan	C. Ruggiero

[appointed on September 17, 2020]	[appointed on January 7, 2021]	[appointed on September 17, 2020]

M. Lao	S. G. Saidemann	M. Tod

[appointed on November 19, 2020]	[appointed on November 19, 2020]	[appointed on January 7, 2021]

S. Zahnd	N. Aufreiter

[appointed on December 12, 2020]	[appointed on June 30, 2021]

Financial Statements Fiscal Year 2022

9. Consolidated Financial Statements as of June 30, 2022

MYT Netherlands Parent B.V.

A.1 Consolidated Statements of Profit and loss and Comprehensive Income

		Year Ended June 30,
(in € thousands, except share and per share data)	Note	2020	2021	2022
Net sales	A.5.8	449,487	612,096	689,750
Cost of sales, exclusive of depreciation and amortization		(239,546)	(325,053)	(334,758)
Gross profit		209,941	287,043	354,992
Shipping and payment cost		(52,857)	(71,466)	(97,697)
Marketing expenses		(62,507)	(81,558)	(96,093)
Selling, general and administrative expenses	A.5.9	(66,427)	(157,151)	(148,172)
Depreciation and amortization	A.5.14, A.5.15, A. 5.16	(7,885)	(8,232)	(9,088)
Other income (loss), net	A.5.10	645	(799)	892
Operating income		20,910	(32,162)	4,834
Finance income		56	22,416	0
Finance costs		(11,175)	(7,325)	(998)
Finance income (costs), net	A.5.11	(11,119)	15,091	(998)
Income before income taxes		9,791	(17,070)	3,836
Income tax expense	A.5.12	(3,441)	(15,534)	(11,734)
Net income (loss)		6,350	(32,604)	(7,898)
Foreign currency translation		4,730	-	(74)
Other comprehensive income		4,730	-	(74)
Comprehensive income (loss)		11,080	(32,604)	(7,972)

Basic and diluted earnings per share	A.5.13	€ 0.09	€ (0.42)	€ (0.09)
Weighted average ordinary shares outstanding (basic and diluted) - in millions		70.2	77.4	86.3

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

A.2 Consolidated Statements of Financial Position

(after profit appropriation)

(in € thousands)	Note	June 30, 2021	June 30, 2022
Assets
Non-current assets
Non-current financial assets		175	294
Intangible assets and goodwill	A.5.14	155,611	155,223
Property and equipment	A.5.15	8,810	17,691
Right-of-use assets	A.5.16	14,009	21,677
Deferred tax assets	A.5.25	-	6,090
Total non-current assets		178,606	200,975
Current assets
Inventories	A.5.17	247,054	230,144
Trade and other receivables	A.5.18	5,030	8,276
Other assets	A.5.19	14,492	61,874
Cash and cash equivalents		76,760	113,507
Total current assets		343,335	413,801
Total assets		521,941	614,776

Shareholders’ equity and liabilities
Subscribed capital	A.5.20	1	1
Capital reserve	A.5.20	444,951	498,872
Accumulated Deficit		(60,837)	(68,734)
Accumulated other comprehensive income		1,602	1,528
Total shareholders’ equity		385,718	431,667

Non-current liabilities
Provisions	A.5.23	717	758
Lease liabilities	A.5.16, A.5.28	8,786	16,817
Deferred income tax liabilities	A.5.25	2,308	3,661
Total non-current liabilities		11,811	21,237
Current liabilities
Tax liabilities	A.5.22	14,293	25,892
Lease liabilities	A.5.16, A.5.28	5,361	5,189
Contract liabilities	A.5.8	10,975	10,746
Trade and other payables		43,558	45,156
Other liabilities	A.5.24	50,225	74,889
Total current liabilities		124,412	161,872
Total liabilities		136,223	183,109
Total shareholders’ equity and liabilities		521,941	614,776

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

A.3 Consolidated Statements of Changes in Equity

(in € thousands)	Note	Subscribed capital	Capital reserve	Accumulated deficit	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2019		72	148,960	(34,584)	(3,128)	111,320
Net income		-	-	6,350	-	6,350
Other comprehensive income		-	-	-	4,730	4,730
Comprehensive income		-	-	6,350	4,730	11,080
Distribution	A.5.4	-	(191,207)	-	-	(191,207)
Contribution	A.5.4	-	96,938	-	-	96,938
Legal Reorganization	A.5.4	(71)	36,252	-	-	36,180
Share-based compensation		-	65	-	-	65
Balance as of June 30, 2020		1	91,008	(28,234)	1,602	64,377

Balance as of July 1, 2020		1	91,008	(28,234)	1,602	64,377
Net loss		-	-	(32,604)	-	(32,604)
Other comprehensive income		-	-	-	-	-
Comprehensive loss		-	-	(32,604)	-	(32,604)
Capital increase - initial public offering	A.5.20	-	283,224	-	-	283,224
IPO related transaction costs	A.5.20	-	(4,550)	-	-	(4,550)
Share-based compensation	A.5.27	-	75,270	-	-	75,270
Balance as of June 30, 2021		1	444,951	(60,837)	1,602	385,718

Balance as of July 1, 2021		1	444,951	(60,837)	1,602	385,718
Net loss		-	-	(7,898)	-	(7,898)
Other comprehensive income		-	-	-	(74)	(74)
Comprehensive loss		-	-	(7,898)	(74)	(7,972)
IPO related transaction costs	A.5.20	-	1,249	-	-	1,249
Share options exercised	A.5.27	-	369	-	-	369
Share-based compensation	A.5.27	-	52,303	-	-	52,303
Balance as of June 30, 2022		1	498,872	(68,734)	1,528	431,667

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

A.4 Consolidated Statements of Cash Flows

		Year ended June 30,
(in € thousands)	Note	2020	2021	2022
Net income (loss)		6,350	(32,604)	(7,898)
Adjustments for
Depreciation and amortization	A.5.14, A.5.15, A.5.16	7,885	8,232	9,088
Finance (income) costs, net	A.5.11	11,119	(15,091)	998
Share-based compensation	A.5.27	65	75,270	52,303
Income tax expense	A.5.12	3,441	15,534	11,734
Change in operating assets and liabilities
(Decrease) increase in provisions	A.5.23	(200)	135	41
(Increase) decrease in inventories	A.5.17	(33,097)	(77,922)	16,910
(Increase) decrease in trade and other receivables		833	(215)	(3,246)
Decrease (increase) in other assets	A.5.19	(10,510)	4,281	(47,382)
(Decrease) increase in other liabilities	A.5.24	17,894	(1,809)	24,665
Increase (decrease) in contract liabilities		2,210	4,217	(229)
Increase (decrease) in trade and other payables		6,745	7,400	1,598
Decrease (increase) in non-current financial assets		-	-	(119)
Income taxes paid		(2,176)	(3,915)	(3,623)
Net cash provided by (used in) operating activities		10,559	(16,486)	54,840
Expenditure for property and equipment and intangible assets		(2,420)	(2,934)	(11,923)
Proceeds from sale of property and equipment		-	40	-
Net cash (used in) investing activities		(2,420)	(2,894)	(11,923)
Interest paid	A.5.29	(2,973)	(4,257)	(998)
Proceeds from bank liabilities	A.5.21	90,750	64,990	-
Repayment of liabilities from banks	A.5.21	(84,399)	(74,990)	-
Repayment of Shareholder loan	A.5.29	-	(171,827)	-
Proceeds from capital increase - initial public offering	A.5.20	-	283,224	-
IPO preparation and transaction costs	A.5.20	-	(4,550)	-
Proceeds from exercise of option awards	A.5.27	-	-	369
Lease payments	A.5.16	(4,256)	(5,800)	(5,466)
Net cash (used in) provided by financing activities		(878)	86,790	(6,095)
Net increase (decrease) in cash and cash equivalents		7,261	67,411	36,822
Cash and cash equivalents at the beginning of the period		2,120	9,367	76,760
Effects of exchange rate changes on cash and cash equivalents		(14)	(18)	(74)
Cash and cash equivalents at end of the period		9,367	76,760	113,507

The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.

A.5 Notes to the Consolidated Financial Statements

(Amounts in € thousands, except share and per share data)

A.5.1 General

a)	Reporting entity and relationship with parent company (companies)

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a private company with limited liability, incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address and headquarters of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

As of June 30, 2022, 78.4% of the shares of the Company were held by MYT Holding LLC, Dallas, USA. The remaining shares are publicly held. The shares of the Company have been listed on the New York Stock Exchange under the symbol “MYTE” since January 21, 2021.

These consolidated financial statements comprise the Company and its subsidiaries (collectively the ‘Group’ and individually ‘Group companies’). For the previous reporting period, these financial statements cover the period July 1, 2020 up to and including June 30, 2022.

The Company is a holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

b)	Financial reporting period

These financial statements cover the financial year which ended at the balance sheet date of June 30, 2022.

c)	Going concern

The financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.

d)	Application of Section 402, Book 2 of the Dutch Civil Code

The financial information of the Company is included in the consolidated financial statements. For this reason, in accordance with Section 402, Book 2 of the Dutch Civil Code, the separate profit and loss account of the Company exclusively states the share of the result of participating interests after tax and the other income and expenses after tax.

For an appropriate interpretation of these statutory financial statements, the consolidated financial statements of the Company should be read in conjunction with the separate financial statements, as included elsewhere in this report.

A.5.2  Basis of presentation

a)	Statement of compliance

The consolidated financial statements of the Company are part of the statutory financial statements of the Company. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“EU IFRS”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”), and with Section 2:362(9) of the Dutch Civil Code.

The consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on September 12, 2022.

b)	Basis of measurement

The accounting principles set out below, unless stated otherwise, have been applied consistently for all periods presented in the consolidated financial statements.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts presented are rounded to the nearest thousand except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

c)	Functional and presentation currency

The consolidated financial statements are presented in EUR (“EUR”) which is the Group’s functional currency.

A.5.3 Related Party Financing Arrangements

Following the acquisition by Neiman Marcus in 2014, Mytheresa Group had a series of related party financing arrangements with its shareholders (collectively, the “Shareholder Loans”). These financing arrangements consisted of the following:

•	Convertible Preferred Equity Certificate — MYT Intermediate Holding Co., the direct parent of Mytheresa Group, held two Convertible Preferred Equity Certificates (“CPEC”) due from Mariposa I. The CPEC, which had a combined carrying amount of €36,095 thousand on June 30, 2019 and were classified within Shareholder Loans, are no longer outstanding following the Prior Restructuring Transactions (defined below) in July 2019.

•	Variable Interest Shareholder Loans — Through its former subsidiary Mariposa Luxembourg II S.a.r.l. (“Mariposa II”), Mytheresa Group was party to two related party U.S. Dollar denominated loans (“Variable Interest Shareholder Loans”) payable to MYT Intermediate Holding Co. These loans, which had a combined carrying amount of €89,984 thousand on June 30, 2019 and were classified within Shareholder Loans, were cancelled in February 2020 and are no longer outstanding following the Prior Restructuring Transactions.

•	Fixed Interest Shareholder Loans — Prior to February 28, 2020, MGG, an indirect subsidiary of Mariposa I, was party to two intercompany shareholder loans (“Fixed Interest Shareholder Loans”) payable to MYT Netherlands Parent B.V. (and formerly to other companies in the Mytheresa Group). As part of the Prior Restructuring Transactions, these previously intercompany loans were re-assigned to MYT Intermediate Holding Co, the direct shareholder of Mytheresa Group. As of June 30, 2021, Mytheresa Group’s long-term borrowings related to two US Dollar denominated loans from MYT Note Holdco Inc. (the “Fixed Interest Shareholder Loans”) have been fully repaid using a portion of the net proceeds from our initial public offering.

Mytheresa Group did not receive any cash proceeds under these financing arrangements.

A.5.4  Prior Restructuring Transactions

Until July 23, 2019, Mytheresa Group was a consolidated group of legal entities with Mariposa I as its parent. Mytheresa Group underwent a series of transactions (collectively the “Prior Restructuring Transactions”), which resulted in MYT Netherlands Parent B.V. becoming the parent of Mytheresa Group.

•	On May 31, 2019, MYT Netherlands Parent B.V. was formed by MYT Intermediate Holding Co. as a holding company with 1,000 ordinary shares and initial share capital of USD 1,000. Following its formation, MYT Netherlands Parent B.V. became a direct subsidiary of MYT Intermediate Holding Co. On July 24, 2019, MYT Intermediate Holding Co. contributed its shares held in Mariposa I and the CPEC receivable from Mariposa I to MYT Netherlands Parent B.V., whereby MYT Netherlands Parent B.V. became the direct parent of Mariposa I (the "Legal Reorganization"). This transaction was treated as a legal reorganization, which resulted in a decrease to share capital, with an offsetting increase to capital reserve. At this time, the CPEC receivable and payable became intercompany balances eliminated in consolidation. The Legal Reorganization, including the CPEC reassignment, resulted in a net increase of shareholders’ equity of €36,181 thousand.

On August 28, 2019, Mariposa II then merged into Mariposa I. Following the merger, the net assets of Mariposa II, including the Variable Interest Shareholder Loans, were reassigned to Mariposa I and Mariposa II ceased to exist. The merger had no impact on the consolidated financial results of Mytheresa Group.

Effective August 28, 2019, Mariposa I, entered into a cross-border merger with the MYT Netherlands B.V. Following the merger, the net assets of Mariposa I, including the Variable Interest Shareholder Loans, were reassigned to MYT Netherlands B.V. and Mariposa I ceased to exist. The cross-border merger had no impact on the consolidated financial results of Mytheresa Group.

•	In February 2020, the Variable Interest Shareholder Loans were forgiven by MYT Intermediate Holding Co. The loan forgiveness was treated as a capital contribution and resulted in a €96,938 thousand increase to capital reserve with an offsetting decrease to Shareholder Loans.

•	In February 2020, the Fixed Interest Shareholder Loans payable by MGG, which were previously payable to MYT Netherlands Parent B.V. and eliminated in consolidation, were reassigned to MYT Intermediate Holding Co. Following the reassignment, the Fixed Interest Shareholder loans are no longer eliminated in consolidation. The loan re-assignment to MYT Intermediate Holding Co. was treated as a capital distribution by the Company. The loan reassignments collectively resulted in a net decrease to shareholders’ equity of €191,207 thousand, net of taxes of €2,318 thousand.

•	On December 5, 2019, MYT Netherlands Parent B.V. acquired all issued and outstanding shares of Mytheresa SE, a shell company founded on January 17, 2019, with cash and cash equivalents and shareholders’ equity of €120 thousand each, for total consideration of €136 thousand.

A.5.5 Significant Accounting Policies

A.5.5.1     Basis of consolidation

The consolidated financial statements include the accounts and results of the Company and its wholly owned subsidiaries.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control commences until the date on which control ceases.

Besides MYT Netherlands Parent B.V. the following subsidiaries are included in the scope of consolidation:

Subsidiary	Location	Percentage of ownership
Mytheresa Group GmbH (4)	Munich, Germany	100%
Mytheresa SE (4)	Munich, Germany	100%
Theresa Warenvertrieb GmbH (4)	Munich, Germany	100%
mytheresa.com GmbH (4)	Munich, Germany	100%
mytheresa.com Service GmbH (4)	Munich, Germany	100%
mytheresa Business Information Consulting Co Ltd.	Shanghai, China	100%
Mytheresa US Services Inc.	Delaware, United States	100%
Mytheresa International Services GmbH (1) (4)	Munich, Germany	100%
Mytheresa APAC Services Limited (2)	Hong Kong, China	100%
Mytheresa UK Services Ltd.(3)	London, United Kingdom	100%

(1)	Mytheresa International Services GmbH was founded in February 22, 2022.

(2)	Mytheresa APAC Services Limited was founded in February 28, 2022.

(3)	Mytheresa UK Services Ltd. was founded in May 13, 2022.

(4)	MYT Netherlands Parent B.V., located in Aschheim, Germany, prepares the consolidated financial statements for the smallest group of Group companies which are published in the Federal Gazette. In accordance with § 264 (3) HGB, these consolidated financial statements have an exempting effect for the subsidiaries Mytheresa SE, Mytheresa Group GmbH, Theresa Warenvertrieb GmbH, mytheresa.com GmbH, Mytheresa International Services GmbH and mytheresa.com Service GmbH, which are included in the consolidated financial statements. MYT Netherlands Parent B.V., as sole shareholder, has agreed to the exemption. The parent company's obligation to pay the obligations entered into by the subsidiaries up to the balance sheet date, which is necessary for the exemption, is given by the agreed domination agreements. MYT Netherlands Parent B.V. will assume the other conditions, in particular the obligation to publish the consolidated financial statements.

i.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

a)	Current versus non-current classification

Mytheresa Group classifies assets and liabilities by maturity. They are regarded as current if they mature within one year or within the normal operating business cycle of Mytheresa Group. The normal operating business cycle, which is less than one year, begins with the procurement of inventory and ends with the receipt of cash or cash equivalents as consideration for the sale of inventory. Inventories, trade and other receivables, and trade and other payables are always presented as current items.

b)	Foreign currency translation

Mytheresa Group’s consolidated financial statements are presented in Euro. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is defined as the currency of the primary economic environment in which each entity operates.

The assets and liabilities of entities with a functional currency other than the Euro, are translated into Euro at the exchange rates at the reporting date. The income and expenses of such companies are translated into Euro at the exchange rates at the dates of the transactions. Foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve.

For entities with Euro as their functional currency, transactions denominated in foreign currencies are translated at the exchange rates prevailing on the date of transaction. Balance sheet items denominated in currencies other than Euro, including the U.S. Dollar denominated Shareholder Loans, are translated at the closing rate for each reporting period, with resulting translation differences recognized within finance expenses, net.

The Company historically had intercompany Shareholder Loans payable by MGG, denominated in USD. The foreign currency gains and losses incurred by MGG associated with these intercompany loans were classified within finance expenses, net and are not eliminated in consolidation.

c)	Revenue recognition

All revenue generated by Mytheresa Group is included within net sales on the consolidated statement of profit and comprehensive income.

Mytheresa Group generates revenue primarily from the sale of merchandise shipped to customers. In 2021, Mytheresa also introduced the Curated Platform Model (CPM), whereby it recognizes commission revenue for the rendering of services.

Management applies the following five step model when determining the timing and amount of revenue recognition:

1.	Identifying the contracts with customers;

2.	Identifying the separate performance obligations;

3.	Determining the transaction price;

4.	Allocating the transaction price to separate performance obligations; and

5.	Recognizing revenue when each performance obligation is satisfied.

All revenues of Mytheresa Group qualify as contracts with customers and fall in the scope of IFRS 15.

Mytheresa Group recognizes revenues to reflect the transfer of goods or services to customers at an amount that represents the consideration the entity expects to receive including fixed amounts, variable amounts or both, such as returns, rebates and discounts.

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the USA.

Retail sales

Mytheresa acts as a principal and sells merchandise through its online website as well as physical stores. Revenue is recognized when control of the goods is transferred to the customer, which occurs upon delivery to the customer or point of sale for sales in physical stores.

Goods sold for online sales to the customers can be returned or exchanged within 30 days of receipt of the goods. For expected returns, Mytheresa Group recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of sales, based on actual returns as of the date of authorization for issue of the financial statements as well as and expected future return rates that is derived from historical data.

Delivery occurs when the products have been shipped to the specific location, the risks of loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed or Mytheresa Group has objective evidence that all criteria for acceptance have been satisfied. A contract liability is therefore recognized for products which have shipped, but delivery to the customer has not yet occurred. The related revenue is recognized when the customer obtains control of the product. A contract liability is also recognized from the sale of gift cards. As the entity expects to be entitled to a breakage amount, it recognizes the expected breakage amount as revenue in proportion to the pattern of rights exercised by the customer. The expected breakage is based on historical data adjusted for current expectations.

Mytheresa Group assesses all promised goods and services and identified performance obligations at contract inception. Contracts with customers include a single performance obligation, for example, the sale of a distinct bundle of sale of goods, including related activities to provide these goods and services (packaging, shipping, credit card processing, settlement of duties and other transaction processing activities). As these related activities are not distinct performance obligations, revenue for these services is recognized concurrently with the delivery of the product.

No element of financing is deemed present as sales require immediate upfront payment from the customer, and satisfaction of the performance obligation is within a short period of time, which is consistent with market practice.

Variable consideration might occur in form of promotional discounts. Mytheresa Group includes variable consideration estimated in accordance with IFRS 15.53 in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. As the contracts include only a single performance obligation, the transaction price is allocated to that performance obligation.

Commission sales

This revenue stream is related to the Curated Platform Model (CPM), which provides sellers (brand partners) the ability to sell their goods to customers on the Mytheresa platform. In this case, Mytheresa generates a commission fee (normally a percentage of the selling price), which is based on agreements with brand partners.

Mytheresa’s performance obligation with respect to these transactions is to arrange the transaction through its online platform and to provide related services, which include shipping and payment-related activities.

Those are not considered separate promises to the end customer and therefore the revenue recognition of the related fees occurs concurrently with the commission which is when goods are delivered to the end customer.

However, the Group does not obtain control over the goods in advance of transferring the goods to the end customer and does not have any discretion in setting the price of the goods to be sold, nor does it bear the inventory risk for the goods to be shipped to the customer. As such, the Group is considered to be an agent in these transactions and recognizes revenue on a net basis for the agreed upon commission at the point in time when the goods are delivered to the end customer. For expected returns, Mytheresa Group recognizes a refund liability for commissions that will be refunded upon return of the goods.

d)	Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill primarily result from the acquisition of the Mytheresa operations by MGG in 2014. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful life of intangible assets is assessed as either finite or indefinite.

Intangible assets with a finite useful life

Intangible assets with a finite useful life consist of licenses and software. Intangible assets with a finite life are amortized over their estimated useful economic life on a straight-line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method of intangible assets with a finite useful life are reviewed at least annually, with any changes treated as changes in accounting estimates. Changes in the expected useful life or the expected pattern of consumption of the assets’ future economic benefits are considered when assessing the amortization method and useful life of the asset.

Amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit and comprehensive income within depreciation and amortization.

The estimated useful life of licenses is based on the contractual term period and for purchased software is three years.

Intangible asset with indefinite life

Mytheresa Group recognizes trademarks intangible assets for Mytheresa brand names. As the trademarks are core to the business and as there is no foreseeable limit to the future cash flows generated by the intangible asset, trademarks are assessed as indefinitely lived. Mytheresa Group assesses trademarks for impairment and potential changes in useful life annually in the fourth quarter, or when an event becomes known that may trigger impairment.

Goodwill

Mytheresa Group’s goodwill originated from the MGG acquisition in 2014 and represents the difference between the purchase price and the net identifiable assets acquired.

Goodwill is not amortized but reviewed for impairment at least annually. Mytheresa Group consists of two cash generating units (“CGU”), which represent the lowest level in which the goodwill is monitored for internal management purposes. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. Goodwill is reduced by the amount of impairment, if any. If the impairment exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU are reduced by the excess on a pro-rata basis. The Company tests goodwill for impairment annually in the fourth quarter of the year, or when an event becomes known that may trigger impairment.

e)	Property and equipment

Property and equipment is stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any. Historical cost includes any expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use.

Property and equipment, net is depreciated on a straight-line basis over each asset’s expected useful life. When significant parts of a fixed asset have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed at least annually and adjusted prospectively, if appropriate.

Mytheresa Group applies the following useful lives when estimating depreciation of property and equipment, net:

Asset type	Estimated useful life
Construction in progress	-
Leasehold improvements	over the period of the lease
Other fixed assets and office equipment	3 - 15 years

Construction in progress are being capitalized but not depreciated yet.

If a leasehold improvement is expected to be in use after the expected expiration date of its associated lease, then it is depreciated over its estimated useful life.

All repair and maintenance costs are expensed when incurred.

Mytheresa Group assesses property and equipment, net for impairment whenever there is an indication of potential impairment.

f)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. Mytheresa Group assesses at the inception of the contract whether the contract is or contains a lease.

Mytheresa Group’s leases consist of real estate and company cars. Lease terms are negotiated on an individual basis and may contain a range of different terms and conditions. Lease contracts may be negotiated for fixed periods or include extension options.

To determine the lease terms, all facts and circumstances which offer economic incentives to exercise extension options are included. If it is reasonably certain that a lease term will be extended, the related extension option is included. The lease terms include fixed payments as well as variable payments that depend on an index.

Extension options are included in the determination of the lease liability to the extent that it is reasonably certain that those options will be exercised by Mytheresa Group. Management of Mytheresa Group reviews forecasts, planned growth and facility capacity when determining whether an extension option is reasonably certain to be exercised.

The lease liability is subsequently measured as the present value of the expected lease payments. To determine the present value, Mytheresa Group discounts the remaining lease payments with the incremental borrowing rate of the lessee. The incremental borrowing rate is the interest rate that Mytheresa Group would be required to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset as the underlying lease agreement in a similar economic environment. Mytheresa Group applied incremental borrowing rates between 0.96% and 5.5% for the periods presented.

Right-of-use assets are measured at cost at the date of lease commencement. The cost is comprised of the initial lease liability measurement and any lease payments made before the commencement date, less any lease incentives received and estimated cost of dismantling and removing the underlying asset incurred by the lessee.

After the commencement date, Mytheresa Group measures right-of-use assets at cost less accumulated depreciation and any accumulated impairment losses.

For subsequent measurement, the carrying amount of the lease liability is increased to reflect the interest on the lease liability and reduced to reflect the lease payments made. The finance expenses associated with the lease term are recognized in the consolidated statement of profit and comprehensive income over the lease term.

To date, no impairment losses have been identified on Mytheresa Group’s right-of-use assets.

Mytheresa Group elected to apply an exemption for low value leases in accordance with IFRS 16. Low value leases are leases with contract amounts below EUR 5 thousand. Lease payments associated with low value leases are expensed on a straight-line basis over the lease term. Accordingly, no right-of-use assets or lease liabilities are recognized for low value leases.

g)	Inventories and Cost of Sales

Inventories are measured at the lower of cost or net realizable value. Costs are assigned to individual items using the weighted average cost method. Costs of purchased inventory are determined after deducting rebates and discounts.

Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

The carrying amount of inventories is expensed as inventories are sold and recognized in cost of goods sold. Write-downs to net realizable value and losses are expensed in the period they occur. Any reversal of write-downs is recognized in the period the reversal occurs.

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners to our central warehouse, where we act as the principal. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

h)	Financial instruments—Initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These include both non-derivative financial instruments, such as trade and other receivables and payables, and derivative financial instruments, such as foreign exchange contracts.

Financial instruments are recognized when Mytheresa Group becomes party to the contractual provisions of the financial instrument. Generally, purchases and sales of financial assets are initially recognized at the settlement date.

Upon initial recognition, all financial assets and financial liabilities are measured at fair value plus or minus any directly attributable transaction costs, unless a financial instrument is classified at fair value through profit or loss.

Mytheresa Group categorizes all financial assets and financial liabilities at initial recognition.

Measurement categories

Financial assets and financial liabilities are grouped into the following categories according to IFRS 9:

•	measured at amortized cost (“AC”), which includes Mytheresa Group’s cash and cash equivalents, trade and other receivables and other assets, as well as trade and other payable, liabilities to banks and Shareholder Loans, and

•	measured at fair value through profit or loss (“FVTPL”), which includes Mytheresa Group’s free-standing derivatives (foreign exchange options) with a positive or negative fair value.

Classification of financial assets depends on the business model used for managing financial assets and on the characteristics of the contractual cash flows involved. Financial assets are classified within AC category only when they are held exclusively to collect the contractual cash flows and when their contractual terms comprise cash flows that are solely payments of principal and interest on the principal amount outstanding. With the exception of derivatives, all financial assets are classified at AC.

Cash and cash equivalents consist of cash held at banks or financial institutions, with a bank license e.g. PayPal and cash on hand. Trade and other receivables are generally accounted for at AC less any impairment using the general impairment model. Deposits granted for rent which are not related to credit lines are recorded under Non-current financial assets as restricted cash since they are not available for use in the operating business of Mytheresa Group. Non-current financial assets are recognized at nominal value.

Financial liabilities are generally classified at amortized cost. There are some exceptions, for example financial liabilities at fair value through profit or loss including derivatives not designated as hedging instruments. Financial liabilities need to be analyzed to determine whether they contain any embedded derivative. If the embedded derivative is not closely related to the host contract, such derivatives must be separated and be accounted for separately at FVPL.

Subsequent measurement

Financial assets and financial liabilities in the AC category are subsequently measured using the effective interest method. Using the effective interest method, all directly attributable fees, consideration paid or received, transaction costs and other premiums or discounts included in the calculation of the effective interest rate are amortized over the expected term of the financial instrument. Interest income and expenses from the application of the effective interest method are presented as finance income, net in the consolidated statement of profit and comprehensive income.

Financial assets and financial liabilities in the FVTPL category are subsequently measured at fair value, with changes in value recognized in the consolidated statement of profit and comprehensive income.

Impairment

Under IFRS 9, Mytheresa Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments measured at amortized cost.

The general impairment methodology follows a three-stage approach based on the change in credit quality of financial assets since initial recognition (general approach). At initial recognition, debt instruments are assumed to have a low credit risk, for which a loss allowance for 12-months ECL is recognized (Stage 1). When there has been a significant increase in credit risk, the loss allowance is measured using lifetime ECL (Stage 2). A significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment. If there is objective evidence of impairment (Stage 3), Mytheresa Group also accounts for lifetime ECL and recognizes an impairment. Mytheresa Group considers that there is objective evidence of impairment if any of the following indicators are present: significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization or default or delinquency in payments.

Mytheresa Group considers a financial asset to be in default when:

•	the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

•	the financial asset is more than 90 days past due.

Mytheresa Group applies this general approach for cash and cash equivalents as well as other assets. These assets are considered to have a low credit risk when the issuer has a strong capacity to meet its contractual cash flow obligations in the near term. Cash and cash equivalents are only placed at banks and financial institutions with a bank license with credit ratings of investment grade or higher. Rental deposits are trust assets that, in case of a default of the counterparty, are separated from insolvency estate and are paid back primarily. Considering that, the impairment for these assets is not material.

For trade and other receivables, Mytheresa Group applies the simplified approach under which lifetime ECL is recognized without monitoring the change in customers’ credit risk.

Impairment losses, including reversals of impairment losses or impairment gains, are presented as other income, net in the consolidated statement of profit and comprehensive income.

Hedge Accounting

Mytheresa Group is exposed to currency risks as a result of participating in business activities outside the Euro zone. Mytheresa Group uses foreign currency forward contracts to hedge and thus limit currency risks from sales in foreign currencies. The sales are hedged each fiscal year so that no forward contracts are still in place at the balance sheet date. Currency risks are managed centrally within Mytheresa Group. Regular reports on the Group-wide development of risks and open positions with currency risk are made.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Mytheresa Group only enters into foreign exchange derivatives (“foreign exchange forwards”) that are all designated as hedges of the foreign currency risk associated with the cash flows of highly probable forecast sales denominated in foreign currency. Mytheresa Group determines the existence of an economic relationship between the hedging instrument and the hedged underlying sales transaction on the basis of the currency, amount and timing of their respective cash flows. As changes in the cash flows of the hedging instrument offset changes in the cash flows of the hedged transaction offset, the relationship is effective. Ineffective cash flow hedges in the periods presented were immaterial.

At the inception of a hedge relationship, Mytheresa Group documents the economic relationship between the hedging instruments and hedged items, including whether changes in the fair value of the hedged items are offset by changes in the fair value of the hedging instruments. Mytheresa Group documents its risk management objective and strategy for undertaking its hedging transactions. Detailed information on risk management and risks arising from Mytheresa Group’s financial instruments can be found in Note 28.

A hedging relationship qualifies for hedge accounting only if all of the following requirements for hedge effectiveness are met: there is an economic relationship between the hedged item and the hedging instrument, the effect of the credit risk does not dominate the changes in value that result from this economic relationship, the hedging relationship is the same as that which results from the amount of the hedged item that the Company actually hedges and the amount of the hedging instrument that the Company actually uses to hedge that amount of the hedged item. Hedging instruments are expected to be highly effective in achieving offsetting changes in cash flows. Hedging instruments are reviewed on an ongoing basis to determine that they have actually been highly effective throughout the financial year for which they are designated.

Mytheresa Group applies cash flow hedge accounting, whereby the spot component of the forward exchange contracts is designated as the hedging instrument. The effective portion of changes in the fair value of the designated cash component is recognized in the hedge reserve in other comprehensive income (“OCI I”, “cash flow hedge reserve”) within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. In addition, Mytheresa Group recognizes changes in fair value related to the forward element in other comprehensive income (“OCI II”, “Cost of Hedging Reserve”) within equity. Amounts accumulated in equity are reclassified in the periods in which the hedging instrument affects profit or loss.

Application of hedge accounting in fiscal 2022 resulted in a €4,734 thousand decrease to net sales. If hedge accounting had not been applied, the amounts would have been recognized immediately within in other income (expense), as free-standing derivatives.

Derecognition

A financial asset is derecognized when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and Mytheresa Group substantially transferred all rewards and risks associated with the ownership. In the case of sales of trade receivables, essentially all rewards and risks are transferred to the buyer of the receivables.

Financial liabilities are derecognized when the obligation under the liability is settled, cancelled or expired.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to settle or transfer a liability in an orderly transaction between market participants as of the measurement date in the principal or, in its absence, the most advantageous market to which Mytheresa Group has access at that date. The fair value of a liability reflects its non-performance risk.

A number of Mytheresa Group’s accounting policies and disclosures require the measurement of fair value for both financial and non-financial assets and liabilities. Mytheresa Group measures the fair value of an instrument using the quoted price in an active market for that instrument, if such price is available. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then Mytheresa Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all factors that market participants would take into account in pricing a transaction.

Based on the input parameters used for valuation the fair values have to be assigned to one of the following levels of the fair value hierarchy:

•	Level 1: Quoted (unadjusted) market prices in active markets for identical assets and liabilities,

•	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices), and

•	Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

i)	Provisions

Mytheresa Group recognizes provisions when it has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The increase in provision due to the passage of time is recognized as finance expenses.

j)	Income taxes

Current income taxes

Current income tax is the expected tax payable or receivable based on the taxable income or loss for the period and the tax laws that have been enacted or substantively enacted as of the reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes tax liabilities where appropriate on the basis of amounts expected to be paid to the tax authorities. In case of uncertainties related to income taxes, they are accounted for in accordance with IFRIC 23 and IAS 12 based on the best estimate of those uncertainties.

Current income taxes are calculated based on the respective local taxable income and local tax rules for the period. In addition, current income taxes presented for the period include adjustments for uncertain tax payments or tax refunds for periods not yet finally assessed, however, excluding interest expenses and interest refunds and penalties on the underpayment of taxes. In cases for which it is probable that amounts declared as expenses in the tax returns might not be recognized (uncertain tax positions), a liability for income taxes is recognized. The amount is based on the best estimate of the expected tax payment (expected value or most likely amount).

Deferred taxes

Deferred taxes are recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income and are accounted for using the balance sheet-liability method.

Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized.

Current and deferred tax is charged or credited in the consolidated statement of profit and comprehensive income, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognized directly in equity.

Deferred tax assets or liabilities are calculated on the basis of temporary differences between the tax basis and the financial reporting of assets and liabilities including differences from consolidation and on unused tax-loss carryforwards. For this purpose, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that there will be future taxable income available against which the deductible temporary differences and tax-loss carryforwards can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Mytheresa Group establishes tax liabilities on the basis of expected tax payments. Liabilities for trade taxes, corporate taxes and similar taxes on income are determined based on the taxable income of the consolidated entities less any prepayments made. Calculation of tax liabilities is based on the recent tax rates applicable in the tax jurisdiction of Mytheresa Group.

k)	Impairment of non-financial assets excluding Goodwill and intangible assets

Mytheresa Group assesses whether an asset may be impaired at each reporting date. If any indication of impairment exists, or when annual impairment testing for such an asset is required, Mytheresa Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal or its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Mytheresa Group bases its impairment calculation on detailed budgets and forecasted cash flows, which generally cover a period of five years. Impairment losses are recognized in the consolidated statement of profit and comprehensive income in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill and indefinite lived intangible assets, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or has decreased. If such indication exists, Mytheresa Group estimates the asset’s or CGU’s recoverable amount.

Impairment losses relating to goodwill cannot be reversed in future periods.

l)	Segment reporting

An operating segment is a component of Mytheresa Group that engages in business activities from which it may earn revenues and incur expenses and for which discrete financial information is available and used by the Chief Operating Decision Maker (“CODM”) to make decisions around resource allocation and review operating results of Mytheresa Group. Mytheresa Group identified its Chief Executive Officer and Chief Financial Officer as the CODM, collectively. Mytheresa Group does not separately present net sales by product category, because such information is not maintained on a basis consistent with IFRS and the preparation of such information would be unduly costly.

m)	Management equity incentive plan

Share-based compensation arrangements

The grant-date fair value of equity-settled share-based compensation arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

A.5.5.2     New and revised standards

a)	New and revised standards and interpretations applied for the first time in the financial year

Revised standard
Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16
COVID-19-Related Rent Concessions (Amendment to IFRS 16) and COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
Reference to the Conceptual Framework – Amendments to IFRS 3 (A)

The amendments included above do not have a material effect on the consolidated financial statements.

b)	New and revised standards issued, but not yet effective

At the date of authorization of these financial statements, Mytheresa Group has not applied the following new and revised IFRS standards that have been issued, but are not yet effective:

Revised standard	Effective date
IFRS 17 (A) Insurance Contracts	January 1, 2023
IAS 1 (A) Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies	January 1, 2023
IFRS 3 (A) Business Combinations	January 1, 2022
IAS 16 (A) Property, Plant and Equipment	January 1, 2022
IAS 37 (A) Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements 2018-2020	January 1, 2022
Definition of Accounting Estimates - Amendments to IAS 8	January 1, 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – (A) IAS 12	January 1, 2023

(A)	Amendment

A number of new accounting standards, amendments and interpretations have been published that are not mandatory for reporting periods ended June 30, 2022 and have not been early adopted by the Mytheresa Group. The standards, amendments, and interpretations not yet effective are not expected to have a significant impact on the Group’s consolidated financial statements

A.5.6 Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities in future periods. The estimates and underlying assumptions are subject to continuous review.

Below is a summary of the critical measurement processes and the key assumptions used by management in applying accounting policies with regard to the future, and which could have significant effects on carrying amounts stated in the consolidated financial statements, or for which there is a risk that significant adjustments may be made to the carrying amount of assets and liabilities in subsequent years.

Inventory write-downs

Inventory is carried at the lower of cost or net realizable value, which requires an estimation of the products future net selling prices. When assessing the net realizable value of the inventory, Mytheresa Group considers multiple factors and assumptions including the quantity and aging of inventory on hand, anticipated sales volume, expected selling prices and selling cost, as well as historical recovery experience and risk of obsolescence from changes in economic conditions.

Share-based compensation

Determining the fair value of share-based compensation options at the grant date requires judgment, including estimating the expected term that options will be outstanding prior to exercise, the associated volatility, the appropriate risk-free interest rate and the expected dividend yield. Upon grant of the awards, we also estimate an amount of forfeitures that will occur prior to vesting. If actual forfeitures differ significantly from the estimates, share-based compensation expense could be impacted. For further disclosures relating to share-based payments, see Note 27.

A.5.7 Segment and geographic information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments. Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	June 30, 2020
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	437,448	12,039	449,487	-	449,487
Segment EBITDA	32,361	1,947	34,308	(5,513)	28,795
Depreciation and amortization					(7,885)
Finance income (costs), net					(11,119)
Income tax expense					(3,441)
Net income					6,350

(1)	Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail stores, including €5,206 thousand related to initial public offering (“IPO”) preparation and transaction costs and share-based compensation of €65 thousand during the year ended June 30, 2020.

	June 30, 2021
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	602,871	9,225	612,096	-	612,096
Segment EBITDA	65,357	1,670	67,027	(90,956)	(23,929)
Depreciation and amortization					(8,232)
Finance income (costs), net					15,091
Income tax expense					(15,534)
Net income					(32,604)

(1)	Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail stores, including €6,984 thousand related to IPO preparation and transaction costs and IPO related share-based compensation of €71,889 thousand during the year ended June 30, 2021.

	June 30, 2022
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	674,484	15,266	689,750	-	689,750
Segment EBITDA	81,159	4,229	85,387	(71,465)	13,922
Depreciation and amortization					(9,088)
Finance income (costs), net					(998)
Income tax expense					(11,734)
Net income					(7,898)

(1)	Reconciliation relates to corporate administrative expenses of €19,023 thousand, which have not been allocated to the online operations or the retail stores, as well as €2,493 thousand related to Other transaction-related, certain legal and other expenses and IPO related share-based compensation of €49,919 thousand during the year ended June 30, 2022.

A.5.8 Net sales

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. Mytheresa Group generates revenue from the sale of merchandise shipped to customers as well as from commission for the rendering of services in connection with the Curated Platform Model (CPM). Mytheresa introduced the Curated Platform Model (CPM) in April 2021, whereby it recognizes commission revenue for the rendering of services.

The following table provides Mytheresa Group’s net sales by geographic location:

	For the fiscal year ended June 30,
(in € thousands)	2020		2021		2022
Germany	98,443	21.9%	115,334	18.8%	128,616	18.6%
United States	45,183	10.1%	77,596	12.7%	108,748	15.8%
Europe (excluding Germany) (1)	173,875	38.7%	253,700	41.4%	276,110	40.0%
Rest of the world (1)	131,986	29.4%	165,466	27.0%	176,277	25.6%
	449,487	100.0%	612,096	100.0%	689,750	100.0%

(1)	No individual country other than Germany and the United States accounted for more than 10% of net sales.

Substantially all amounts classified within net sales are derived from the sale of luxury goods and rendering of services. Net sales related to rendering of services is below 10% of total net sales and is therefore not separately disclosed. No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

Net sales recognized from contract liabilities were €5,046 thousand in fiscal 2022 (2021: €4,013 thousand, 2020: €3,141 thousand).

Application of hedge accounting in fiscal 2022 resulted in a €4,734 thousand (2021: €1,028 thousand increase) decrease to net sales.

A.5.9 Selling, general and administrative expenses

Selling, general and administrative expenses include all personnel costs for Mytheresa Group, IT expenses, costs associated with the distribution center, and other overhead costs.

Selling, general and administrative expenses consist of the following:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Personnel-related expenses	(50,910)	(133,710)	(122,695)
Thereof contributions to defined contribution plans	-	-	(34)
Rental and other facility-related expenses	(932)	(2,197)	(2,252)
IT expenses	(4,567)	(6,636)	(7,647)
Insurances and fees	(294)	(2,833)	(4,145)
Travel costs	(1,089)	(143)	(1,390)
IPO preparation and transaction costs (1)	(5,206)	(6,984)	-
Other transaction-related, certain legal and other expenses (2)	-	-	(2,493)
Consulting and other services	(1,625)	(2,140)	(4,342)
Other	(1,804)	(2,508)	(3,207)
Total Selling, general and administrative expenses	(66,427)	(157,151)	(148,172)

(1)     Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.

(2)     Other transaction-related, certain legal and other expenses represents (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

Mytheresa Group includes expenses related to share-based compensation for certain management personnel of the Company within personnel-related expenses (Refer to Note A.5.27). The decrease in Personnel-related expenses from fiscal year ended June 30, 2021 to 2022 is mainly driven by IPO related share-based compensation expenses. The Mytheresa Group recognized IPO related share-based compensation expenses for the fiscal year ended June 30, 2021 of €71.9 million and IPO share-based compensation expenses for the fiscal year June 30, 2022 of €49.9 million.

The increase in personnel expenses excluding the IPO related share-based compensation expenses is also attributable to the increase in the number of employees to 1,238 for the fiscal year ended June 30, 2022 compared to 1,015 employees as of June 30, 2021. One of the main drivers of the increase in employees and personnel-related expenses is the addition of new fulfillment personnel.

A.5.10 Other income, net

Other income, net consists of the following:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Other income
Other income	2,062	2,018	1,023
Foreign exchange gains, net	65	-	1,783
	2,127	2,018	2,806
Other expenses
Foreign exchange losses, net	-	(510)	-
Other operational expenses	(1,482)	(2,307)	(1,915)
	(1,482)	(2,817)	(1,915)
	645	(799)	892

A.5.11 Finance income (expenses), net

Finance expenses, net consists of the following:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Finance costs
Interest expenses from Shareholder Loans	(7,492)	(5,990)	-
Foreign exchange losses from Shareholder Loans	(2,209)	-	-
Interest expenses on revolving credit facility	(951)	(723)	(386)
Interest expenses on leases	(523)	(612)	(612)
	(11,175)	(7,325)	(998)
Finance income
Interest income from Shareholder Loans	56	-	-
Net gain on Shareholder Loans	-	7,601	-
Foreign exchange gains from Shareholder Loans	-	14,613	-
Other interest income	-	202	-
	56	22,416	-
Finance income (costs), net	(11,119)	15,091	(998)

Further information on expenses and income from Shareholder Loans can be found in Note A.5.21.

A.5.12 Income tax expense

Income taxes are comprised of current income taxes and deferred taxes and consists of the following:

(in € thousands)	2020	2021	2022
Total current tax income / (expense)	(5,185)	(14,355)	(15,221)
Thereof prior year adjustments	(520)	(741)	141
Thereof other current income tax effects for the period	(4,665)	(13,614)	(15,362)
Total deferred tax income / (expense)	1,744	(1,179)	3,487
Thereof effects from origination and reversal of temporary balance sheet differences	(73)	2,553	98
Thereof prior year adjustments	435	896	153
Thereof effects from (non-) recognition of deferred tax assets on tax loss carryforwards / interest carryforwards	1,382	(4,628)	3,236
Total income tax expense	(3,441)	(15,534)	(11,734)

During fiscal year 2022, Mytheresa Group’s primary statutory tax rate for current income taxes was 27.52% (2021: 27.52% and 2020: 27.8%), consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the German corporate tax rate, and a trade tax rate of 11.70%. The primary deferred tax rate for German entities in 2022 was 27.45% (2021: 27.52%). The reason for the change in the deferred tax rate compared to the previous year is that the estimated trade tax rate will change for future periods due to MYT Netherlands Parent B.V. entering the German income tax group from fiscal year 2023 onwards. The effect on deferred taxes from the tax rate change was €29 thousand. For non-German companies, the current and deferred taxes at period-end were calculated using a range of 21% to 25%.

During fiscal 2020, MYT Netherlands Parent B.V.’s tax rate was 19% for the first €200 thousand of taxable income and 25% for the any amounts exceeding €200 thousand. As of fiscal 2021 the taxable residence of the MYT Netherlands Parent B.V. was moved to Aschheim, Germany. The German statutory tax rates have been applied for fiscal 2021 and 2022.

The table below reconciles the expected income tax expense amount, based on Mytheresa Group’s expected tax rate (2022: 27.52%, 2021: 27.52%, 2020: 27.8%) to the actual income tax expense amounts for fiscal 2020, fiscal 2021 and fiscal 2022.

	Year ended June 30,
(in € thousands)	2020	2021	2022
Income (loss) before tax	9,791	(17,070)	3,836
Tax (expense) income based on expected group tax rate	(2,722)	4,697	(1,056)
Tax effects of:
Non-recognition of interest expenses due to interest cap	(1,042)	-	-
Utilization of interest expense carryforwards and recognition of related deferred tax assets	1,400	4,118	-
Non-deductible expenses (for local taxes)	(233)	(727)	(144)
Other non-deductible expenses	(874)	(19,412)	(14,229)
Tax free income	108	-	40
Tax rate difference between group and local tax rates and changes in tax rates	57	(420)	(194)
Prior year adjustments	(85)	155	295
(Non-) recognition on deferred tax assets on tax loss carryforwards	(18)	(4,064)	3,500
Others	(32)	120	53
Income tax expense	(3,441)	(15,534)	(11,734)
Effective total income tax rate (%)	35.1%	91.0%	305.9%

The material drivers leading to the difference between expected income tax expense and income tax expense recognized for 2020 are as follows:

Interest expense incurred under IFRS in 2020 period is not tax deductible within the German Income Tax Group due to the interest deduction limitation for German income tax purposes. This leads to a current income tax effect of €1,042 thousand. In addition, a deferred tax asset has been recognized for interest carryforwards at the amount of €1,400 thousand in fiscal 2020. Effects from other non-deductible expenses and permanent differences at the amount of €874 thousand materially include changes in permanent balance sheet differences.

The material drivers leading to the difference between expected income tax expense and income tax expense recognized for 2021 are as follows:

Utilization of interest expense carried forward reduced income tax expense by €2,558 thousand in fiscal 2021. Furthermore, in fiscal 2021, deferred tax assets of €1,560 (fiscal 2020: €1,400 thousand) were recognized related to interest carryforwards not recognized in prior years. Deferred tax assets of €4,787 thousand related fiscal 2021 tax losses were not recorded. Such amount includes €1,229 thousand related to IPO transaction costs recorded directly to equity. Furthermore, income tax benefits of €723 thousand related to previously unrecognized tax losses were recognized during fiscal 2021.

Other non-deductible expenses in fiscal 2021 include the tax effect of expenses related to share-based payments of €20,226 thousand which are not deductible for German income tax purposes.

The material drivers leading to the difference between expected income tax expense and income tax expense recognized for fiscal 2022 are as follows:

Other non-deductible expenses in fiscal year 2022 mainly include the tax effect of expenses under IFRS related to share-based payments of €14,137 thousand which are not deductible for German income tax purposes.

In addition, deferred tax assets on tax loss carryforwards for MYT Netherlands Parent B.V. are fully recognized in fiscal 2022 in accordance with IAS 12.36 (d). Management expects utilization of the tax loss carryforwards and deductible temporary differences within a forecasting period of five years to be sufficiently probable as the entity will enter the German income tax group in fiscal year 2023 and can utilize its losses against the taxable income of the income tax group. In total, a deferred tax asset of €6,056 thousand was recognized. Thereof, €1,249 thousand was recognized according to IAS 12.61A directly to equity in the current period as part of the tax loss carryforwards include tax deductible expenses related to IPO transaction costs which were originally recorded directly to equity under IFRS.

For temporary differences associated with investments in subsidiaries at the amount of €2,119 thousand (2021: €198 thousand, 2020: €0 thousand), no deferred taxes have been recognized as the respective parent is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A.5.13 Earnings per Share

Basic earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders of the MYT Netherlands B.V. by the basic weighted average number of ordinary shares outstanding during the period.

	Year Ended June 30,
(in € thousands, except share and per share data)	2020	2021	2022
Net income (loss) attributable to shareholders	6,350	(32,604)	(7,898)
Weighted average ordinary shares outstanding (basic and diluted) – in millions	70.2	77.4	86.3
Basic and diluted earnings per share	0.09	(0.42)	(0.09)

Basic earnings per share are calculated in accordance with IAS 33 (“Earnings per Share”) based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. The ordinary shares outstanding used for computation of earnings per share reflect the Legal Reorganization, adjusted for the share split described in Note A.5.20. This presentation is consistent with the principles in IAS 33.64, which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue.

Diluted earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders by the diluted weighted average number of shares outstanding during the period. In fiscal 2020, no share-based payment plans existed and thus no difference between basic and diluted earnings per share occurred. In 2021 and 2022, potential ordinary shares with a dilutive effect (stock options) were excluded, because the effect would be anti-dilutive. Hence, the basic earnings per share correspond to diluted earnings per share in fiscal 2021 and 2022 and prior periods.

Potential ordinary shares excluded from diluted earnings per share as their conversion would have an antidilutive effect are as follows (in millions):

	As of June 30,
(in millions)	2020	2021	2022
Long-Term Incentive Plan (Restricted Share Units)	0.0	0.2	0.2
Alignment Award (Options)	0.0	6.5	6.4
Total	0.0	6.7	6.6

A.5.14 Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill consist of the following:

	As of June 30,
(in € thousands)	2021	2022
Intangible assets with finite life
Software and license	1,134	745
Intangible assets with indefinite life
Trademark	15,585	15,585
Goodwill	138,892	138,892
	155,611	155,223

Intangible assets with a finite useful life

Mytheresa Group has intangible assets with a finite useful life, consisting of licenses and software. Amortization expense of the intangible assets is entirely classified within depreciation and amortization in the consolidated statements of profit and comprehensive income.

The following table presents the changes in Mytheresa Group’s finite-lived intangible assets during fiscal 2020, 2021 and fiscal 2022:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Cost
Beginning of fiscal year	3,146	3,366	4,404
Additions	220	1,038	183
End of fiscal year	3,366	4,404	4,587
Accumulated depreciation and impairment
Beginning of fiscal year	2,415	2,877	3,270
Amortization charge of the year	462	393	571
End of fiscal year	2,877	3,270	3,841
Carrying amount at end of year	489	1,134	745

Indefinite-lived intangible assets - Trademark

Mytheresa Group’s MYTHERESA and mytheresa.com trademarks represent an indefinite-lived intangible asset. Mytheresa Group assessed the trademarks for potential impairment during the fourth quarters of each fiscal year, determining that no impairments had occurred. The recoverable amount of Mytheresa Group’s two identified trademarks was based on fair value less costs of disposal, estimated using discounted cash flows. The fair value measurement was categorized as Level 3 fair value based on the inputs in the valuation technique used.

When assessing the trademarks for potential impairment, the fair value of the trademarks was determined using the relief from royalty income approach. Under this approach, management estimated future cash flows based on projected internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry growth forecast revenue growth of 2% p.a. (2021: 2%) in the five planning periods, an assumed royalty rate of 2% (2021: 2%) and discount rate of 14.4%. The discount rate used was a trademark specific post-tax discount rate. Revenue growth is estimated based on internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry growth forecast. The revenue growth rates over the 5-year period are the same for trademarks as for the goodwill for the CGU-Online. This terminal growth rates applied in the impairment assessments do not exceed the average long-term growth rate for either the online operations or retail store CGUs. The discount rate and royalty rate are based on market participant assumptions. The assumed terminal growth rates applied in Mytheresa Group’s trademark impairment assessments were as follows:

	Fiscal Year
(in € thousands)	2021	2022
Discount rate	11.7%	14.4%
Royalty rate	2,0%	2,0%
Terminal revenue growth rate	2,0%	2,0%

Indefinite-lived intangible assets - Goodwill

MGG acquired 100% of the outstanding shares of mytheresa.com GmbH on October 9, 2014 and Theresa Warenvertrieb GmbH on October 31, 2014. The goodwill resulting from this acquisition is attributable to Mytheresa Group’s online operations and retail store and is not deductible for tax purposes. There were no acquisitions in the periods presented.

Goodwill has been allocated to Mytheresa Group’s two identified CGUs, the online operations and the retail store. Mytheresa Group allocates €137,933 thousand and €959 thousand of goodwill to online operations and the retail store, respectively, which remained unchanged for all periods presented.

The recoverable amounts of the CGUs are determined based on each respective CGU’s value in use. The present value of the future cash flows expected to be derived from an asset or CGU based on the value in use (VIU) approach. The key assumptions for determining the value in use are the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU’s. The growth rates are based on internal projections considering Mytheresa Group’s past performance and forecasted growth which includes also industry growth forecast.

Mytheresa Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years. The assumed terminal growth rates and discount rates applied in Mytheresa Group’s goodwill impairment assessments were as follows:

	Fiscal Year
(in € thousands)	2021	2022
Online
Budgeted revenue growth rate (average of next five years)	18,1%	20,4%
Terminal growth rate	2,0%	2,0%
Pre-Tax Discount rate	15.5%	19.4%
Retail store
Budgeted revenue growth rate (average of next five years)	7,1%	1,2%
Terminal growth rate	2,0%	2,0%
Pre-Tax Discount rate	10.8%	11.5%

This terminal growth rates applied in the impairment assessments do not exceed the average long-term growth rate for either the online operations or retail store CGUs.

This pre-tax discount rate is based on the capital structure of the respective relevant peer group on average over the last two years. The selection of comparable businesses is based on the markets in which the reporting units operate giving consideration to risk profiles, size, geography, and diversity of products and services.

Mytheresa Group has not incurred any impairment losses related to goodwill or its intangible assets.

A.5.15 Property and equipment

Changes in Property and equipment during the years presented were as follows:

(in € thousands)	Construction in progress	Leasehold improvements	Other fixed assets and office equipment	Total property and equipment
Cost
As of July 1, 2020		9,713	10,749	20,462
Additions		85	1,811	1,896
Disposals		-	(40)	(40)
As of June 30, 2021	-	9,798	12,520	22,317

Accumulated depreciation and impairment
As of July 1, 2020		4,080	6,812	10,892
Depreciation charge of the year		1,121	1,501	2,622
Disposals		-	(7)	(7)
As of June 30, 2021	-	5,201	8,306	13,507

Carrying amount
As of July 1, 2020	-	5,633	3,937	9,570
As of June 30, 2021	-	4,597	4,213	8,810

Cost
As of July 1, 2021	-	9,798	12,520	22,317
Additions	9,779	424	1,537	11,740
Disposals	-	-	-	-
As of June 30, 2022	9,779	10,222	14,057	34,057

Accumulated depreciation and impairment
As of July 1, 2021	-	5,201	8,306	13,507
Depreciation charge of the year	-	1,159	1,700	2,859
Disposals	-	-	-	-
As of June 30, 2022	-	6,360	10,006	16,366

Carrying amount
As of July 1, 2021	-	4,597	4,213	8,810
As of June 30, 2022	9,779	3,862	4,050	17,691

As of June 30, 2022 Mytheresa Group capitalized € 9,779 thousand under construction in progress connected to the warehouse in Leipzig which are not depreciated yet.

A.5.16 Leases

Expenses on leases accounted for under the low value exemption amounted to €185 thousand in fiscal 2022 (2021: €181 thousand, 2020: €159 thousand). Expenses relating to variable lease payments not included in the measurement of lease liabilities amounted to €292 thousand in fiscal 2022 (2021: €198 thousand, 2020: €102 thousand). Mytheresa Group incurred depreciation and interest expenses in an amount of €6,269 thousand in fiscal 2022 (2021: €5,835 thousand, 2020: €5,639 thousand). Rent concessions in an amount of €56 thousand had an impact on the incurred expenses in fiscal 2022 (2021: €56 thousand, 2020: €761 thousand). The balanced non-current lease liabilities in fiscal 2022 amounted to €16,817 thousand (2021: €8,786, thousand, 2020: €13,928 thousand) and the current lease liabilities amounted to €5,189 thousand (2021: €5,361 thousand, 2020: €5,787 thousand). See Note 28 for a maturity analysis of the Company’s lease future lease payments.

Some property leases contain extension options exercisable by Mytheresa Group up to one year before the end of the non-cancellable contract period. Where practicable, Mytheresa Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by Mytheresa Group and not by the lessors. Mytheresa Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. Mytheresa Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. Mytheresa Group has estimated that the potential future lease payments, should it exercise the extension option, would result in an increase in lease liability of €20,635 thousand.

Mytheresa Group classified rent cash deposits under non-current financial asset of €294 thousand (2021: €175 thousand).

The total cash outflow for leases amounted €5,466 thousand in fiscal 2022 (2021: €5,800 thousand, 2020: €4,256 thousand). Interest expenses from lease liabilities amounted to €612 thousand in fiscal 2022 (2021: €612 thousand, 2020: €511 thousand).

Mytheresa Group signed a land lease contract on June 22, 2021 for a new warehouse in Leipzig, Germany, with an operative start date in fiscal 2023 and a contractual term of 10 years. The monthly lease commitment is €286 thousand, with a monthly net rental and other facility-related expenses of €56 thousand per month. The lease must be terminated 6 months before the end of the lease term, otherwise the contract will be extended for an additional year. The lease includes two extension options, each for an additional five years.

Mytheresa Group signed a lease contract in February 2022 for a new office space in Barcelona, Spain, with an operative start date in March 2022 and a contractual fixed term of 6 years, without an extension option. The monthly lease commitment is €35 thousand. The Group recognized €2,146 thousand of right-of-use asset and lease liability.

On July 29th 2021 Mytheresa Group exercised a lease extension option to renew the leases for our two retail stores for an additional five years, starting on January 1, 2023 until December 31, 2027. Upon exercising the extensions, the Group recognized additional €9,485 thousand of right-of-use asset and lease liability.

Right-of-use asset activity during the reporting periods presented is comprised of the following:

(in € thousands)	Land and buildings	Company Cars	Total right-of-use assets
Cost
As of July 1, 2020	34,317	76	34,393
Additions	229	3	231
As of June 30, 2021	34,546	78	34,624
Accumulated Depreciation and Impairment
As of July 1, 2020	15,354	38	15,392
Depreciation Charge of the year	5,210	14	5,224
As of June 30, 2021	20,564	52	20,616
Carrying Amount
As of July 1, 2020	18,963	38	19,001
As of June 30, 2021	13,982	27	14,009

(in € thousands)	Land and buildings	Company Cars	Total right-of-use assets
Cost
As of July 1, 2021	34,546	78	34,624
Additions	13,307	17	13,324
As of June 30, 2022	47,853	95	47,948
Accumulated Depreciation and Impairment
As of July 1, 2021	20,564	52	20,616
Depreciation Charge of the year	5,643	14	5,657
As of June 30, 2022	26,207	66	26,273
Carrying Amount
As of July 1, 2021	13,982	27	14,009
As of June 30, 2022	21,646	30	21,676

A.5.17 Inventories

Mytheresa Group’s inventories consist mainly of finished goods merchandise acquired from fashion designers. Mytheresa Group records inventories at the lower of cost or net realizable value. Cost of inventory amounted to €328,749 thousand in fiscal 2022 (2021: €324,030 thousand, 2020: €239,210 thousand). Inventory write-downs classified as cost of sales during fiscal 2022 were €6,009 thousand (2021: €1,022 thousand, 2020: €335 thousand). No reversals on write-downs are recorded in fiscal 2022 and 2021. Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

A.5.18 Trade and other receivables

The carrying amount of trade and other receivables approximates their fair value due to their short-term nature. The trade and other receivables are non-interest bearing. The maximum credit risk at the balance sheet date, which corresponds to the carrying amount of trade and other receivables, was taken into account in accordance with IFRS 9 when measuring the allowance for expected credit losses. Information about the impairment of trade and other receivables and Mytheresa Group’s exposure to credit risk, currency risk and interest rate risk can be found in Note A.5.28.

A.5.19 Other assets

Other assets consist of the following:

	As of June 30,
(in € thousands)	2021	2022
Right of return assets	5,279	10,096
Prepaid expenses	4,479	5,609
Receivables against payment service providers	847	371
Advanced payments	1,106	1,465
Deposits	816	414
Receivables from brand partners (1)	-	33,611
DDP duty drawbacks	-	5,261
Other current assets	1,965	5,047
	14,492	61,874

(1)	This consists of receivables from brand partners, related to their repurchase of inventory when switching to the CPM.

A.5.20 Shareholder’s equity

Subscribed capital

As of June 30, 2018 and 2019, Subscribed capital is €72 thousand, representing 8,000 shares outstanding with a nominal value per share of USD 1 issued by Mariposa I S.à.r.l.

Following the Prior Restructuring Transactions and the Legal Reorganization in August 2019, subscribed capital reduced to €1 thousand, representing 1,000 shares outstanding with a nominal value per share of €1.00 issued by MYT Netherlands Parent B.V. The subscribed capital is fully paid, and repayment of subscribed capital is restricted.

On January 12, 2021, the Company effected a 70,190,687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

Capital reserve

On January 21, 2021, the Company completed its initial public offering (“IPO”) of 17,994,117 American Depositary Shares (“ADSs”), representing an equal number of 17,994,117 ordinary shares, including the full exercise by the underwriters of their option to purchase 2,347,058 additional ADSs, representing 2,347,058 ordinary shares, at a public offering price of $26.00 per ADS.

The Company issued 14,233,823 ADSs in its IPO and received proceeds, net of underwriting discounts and before related expenses of $344.2 million.

Its sole shareholder sold 3,760,294 ADSs in the offering, including 586,764 ADSs sold by the Company and 1,760,294 ADSs sold by the sole shareholder pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs.

Total transaction costs of €16,740 thousand relating to the initial public offering were incurred, of which €12,190 thousand have been expensed and are included in the selling, general and administrative expenses within the condensed consolidated statement of operations and are part of operating cash flows in the statement of cash flow. Transaction costs of €4,550 thousand have been directly deducted from the capital reserve, after recognizing €1,249 thousand taxes connected to the transaction costs.

Profits are reflected within the accumulated deficit of Mytheresa Group.

	As of June 30,
(ADSs, representing an equal number of ordinary shares)	2021	2022
Basic shares (post-split)	70,190,687	70,190,687
IPO shares (post-split)	14,233,823	14,233,823
Supervisory Board Award (Restricted Shares)	15,384	45,657
Long-Term Incentive Plan (Restricted Share Units)	-	20,720
Sign-On Award (Restricted Share Units)	-	6,269
Restoration Award (Phantom Shares) - Converted	51,920	115,376
Alignment Award (Options) - Exercised	-	71,086
Number of ordinary shares	84,491,814	84,683,618

All ordinary shares rank equally with regard to the Company’s residual assets. Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All rights attached to the Company’s shares held by the Group are suspended until those shares are reissued.

Please Note A.5.27 for further explanation on types of ordinary shares.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

A.5.21 Shareholder Loans and liabilities to banks

Mytheresa Group is party to two revolving credit facilities and was formerly party to multiple shareholder loans (collectively, the “Shareholder Loans”).

Revolving Credit Facilities

Mytheresa Group is party to a revolving credit facility with Commerzbank Aktiengesellschaft and one with UniCredit Bank AG, with each €30,000 thousand and maturity on December 31, 2023. The maximum borrowing capacity of those revolving credit facilities combined is therefore €60,000 thousand. As of June 30, 2022, Mytheresa Group has no outstanding borrowings on these facilities.

As of June 30, 2021, we have fully repaid our borrowings on our Revolving Credit Facilities with a net repayment of €10.0 million.

As of June 30, 2022, Mytheresa Group met all financial and non-financial covenants under its revolving credit facilities.

Shareholder Loans (Fixed Interest Shareholder Loans)

In January 2021, Mytheresa Group’s long-term borrowings related to two US Dollar denominated loans from MYT Note Holdco Inc. (the “Fixed Interest Shareholder Loans”) have been fully repaid using a portion of the net proceeds from the initial public offering in the United States of America.

During the year ended June 30, 2021, interest expenses of €5,990 thousand were incurred on these loans. In addition, the Group recognized a gain of €7,601 thousand on the extinguishment of the loans during the financial year ended June 30, 2021.

As of June 30, 2022, Mytheresa Group had no outstanding Shareholder Loans nor incurred any interest expenses on Shareholder Loans.

A.5.22 Tax liabilities

Tax liabilities result from current income taxes.

Changes in Mytheresa Group’s tax liabilities were as follows:

	As of June 30,
(in € thousands)	2020	2021	2022
Beginning of fiscal year	975	3,853	14,293
Additions	3,673	11,476	11,955
Utilizations	(795)	(466)	(180)
Release	-	(570)	(289)
End of fiscal year	3,853	14,293	25,892

The increase in tax liabilities is due to the current income taxes which are calculated based on the respective local taxable income and local tax rules for the period.

A.5.23 Provisions

Provisions consist of obligations resulting in an expected outflow of economic benefits and were non-current for each of the periods presented. Provisions consist of the following as of June 30, 2022:

(in € thousands)	Dismantling	Other	Total
Beginning of fiscal year	629	88	717
Additions	41	-	41
Releases	-	-	-
Utilizations	-	-	-
End of fiscal year	670	88	758

Mytheresa Group leases its Corporate headquarter, central warehouse facility and the retail stores in Germany. Mytheresa Group recognizes a provision for expected dismantling costs to be incurred at the end of the respective lease terms for these three facilities based on external data sources and internal experience from past dismantling activities.

A.5.24 Other liabilities

Other current liabilities consist of the following:

	As of June 30,
(in € thousands)	2021	2022
Personnel-related liabilities	10,115	6,940
Customer returns	9,631	16,628
Liabilities from sales tax	1,894	10,596
Liabilities against brand partners	2,434	13,208
Accrued expenses & other liabilities	26,150	27,516
	50,225	74,889

As of June 30, 2022, the customer returns increased due to higher volume in sales and backlog as of year-end in processing customer returns. Additionally, the liability from sales tax increased because of the change in submitting sales tax declaration on a quarterly basis rather than on a monthly bases. The liabilities against brand partners increased due to the higher volume in CPM transactions.

A.5.25 Deferred income tax assets and liabilities, net

The following table depicts the changes in deferred tax balances through equity and profit or loss for the periods presented.

	As of June 30,
(in € thousands)	2020	2021	2022
Deferred tax liabilities
Beginning of fiscal year	(5,192)	(1,130)	(2,308)
Recognized through equity / other comprehensive income	2,318	-	1,249
Recognized through profit or loss	1,744	(1,178)	3,488
End of fiscal year	(1,130)	(2,308)	2,429

Mytheresa Group’s deferred tax balance for each of the years presented consist of the following as of June 30:

	2021		2022
	Deferred tax		Deferred tax
(in € thousands)	Assets	Liabilities	Assets	Liabilities
Intangible assets and goodwill	331	(4,290)	291	(4,277)
Property and equipment	-	-	-	(75)
Receivables	262	(78)	230	-
Right-of-Use asset, contract asset and other assets	56	(4,172)	0	(6,112)
Lease liabilities, contract liabilities and other liabilities	3,893	(68)	6,263	(3)
Provisions	197	-	172	(107)
Other	-	-		(10)
Tax loss carryforwards	1,560	-	6,056	-
Total Gross	6,300	(8,608)	13,012	(10,584)
Netting	(6,300)	6,300	(6,922)	6,922
Total net	-	(2,308)	6,090	(3,661)

Deferred tax assets and deferred tax liabilities are offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off current tax assets against current tax liabilities. In the presentation of deferred tax assets and liabilities in the Consolidated Statement of Financial Position, no difference is made between current and non-current. The actual non-current portion of (gross) deferred tax assets in the table above amounts to €11,068 thousand (2021: €4,507 thousand), the non-current portion of (gross) deferred tax liabilities in the table above amounts to € (6,064) thousand (2021: (€3,856) thousand).

For all unused interest carryforwards in the amount of €6,349 thousand deferred tax assets have been fully recognized in fiscal 2021.

For existing tax loss carryforwards of €131 thousand, no deferred tax asset has been recognized in 2022 (2021: €19,014 thousand; 2020: €0 thousand). The tax losses existing at the end of fiscal year 2022 relate to Mytheresa SE, Germany (no expiry date), and Mytheresa Business Information Consulting Co. Ltd., China (expiry after five years).

A.5.26 Related party transactions

As of June 30, 2021, Mytheresa Group was 78.4% owned subsidiary of MYT Holding LLC, USA. The ultimate controlling party of Mytheresa Group is MYT Ultimate Parent LLC, USA as of June 30, 2022.

a)	Related Parties transactions

As of June 30, 2022, Mytheresa Group had a receivable against MYT Ultimate Parent LLC, USA in an amount of €213 thousand. Further, Mytheresa Group had liabilities to MYT Ultimate Parent LLC, USA in an amount of €838 thousand. These balances resulted from various intercompany charges incurred before July 2020.

b)	Key Management Personnel Compensation

Key management personnel as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of Mytheresa Group. The managing directors of the Company and MGG constitute key management persons for Mytheresa Group, as the managing directors of the company and MGG have the authority and responsibility for planning, directing and controlling Mytheresa Group´s operating activities. The following table shows the personnel expenses for managing directors:

	Year Ended June 30,
(in € thousands)	2020	2021	2022
Short-term compensation	1,623	6,421	4,035
Personnel expenses from long-term employee benefits	1,340	1,216	-
Income from reversal of other long-term employee benefits	-	(2,056)	-
Long-term employee benefits (net income)	1,340	(840)	-
Share-based compensation - Old Plans	65	427	-
Share-based compensation - IPO related compensation for Managing Directors	-	61,578	38,723
Share-based compensation - Long-term incentive program	-	-	957
Total Share-based compensation	65	62,005	39,680
Total personnel expenses for Managing Directors	3,028	67,586	43,716

Long-term employee benefits for Managing Directors relate to a long-term incentive program, which was established in 2019, under which a cash bonus was to be paid out upon achievement of specific revenue goals up to the year ended June 30, 2021.

At the time the IPO-related share-based compensation awards were granted (see Note 27 for further details), the Managing Directors waived a portion of the long-term incentive program. The Group recognized income for the year ended June 30, 2021 of €2,056 thousand from the reversal of such accrued amount related to this program. Refer to Note 27 for further details regarding the Share-based compensation.

A.5.27 Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the IPO, share-based compensation programs were granted in January 2021 to selected key management members and supervisory board members. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. All equity instruments that were granted under the IPO related award package and the annual plan are accounted for as equity-settled plans in accordance with IFRS 2.

i)	IPO Related One-Time Award Package

Alignment Grant

Under this share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one share at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members.

Restoration Grant

Under this share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Other One-Time Award Package

Sign-On RSU Award

Under this share-based payment program, a certain number of restricted share units (“RSUs”) were granted to a management member. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the closing price per ADS on the New York Stock Exchange on the start date. Subject to Employee’s continued employment with the Company, the RSUs will become fully vested on the twelve-month anniversary of date the employee commenced employment. As the Sign-on RSU Awards are not subject to an exercise price, the grant date fair value amounts to USD 31.90, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Type of arrangement	Sign-On RSU Award
Type of Award	Restricted Shares Units
Date of first grant	June 1, 2021
Number granted	6,269
Vesting conditions	The restricted shares units vested in full on May 31, 2022.

iii)	Annual Plan

Supervisory Board Members Plan

Under this share-based payment program a certain number of restricted share awards was granted to supervisory board members. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on December 31, 2021. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

As of July 1, 2021, two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

As of February 9, 2022 four Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

Long-Term Incentive Plan

Under this share-based payment program, 171,164 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 62,217 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 108,947 RSUs; “non-market performance RSUs” will be subject to a time and performance based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68 for 170,221 RSUs and USD 22.38 for 943 RSUs, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Annual Plan
Type of arrangement	Supervisory Board Members plan			Key Management Members Long-Term Incentive Plan
Type of Award	Restricted Shares			Time-vesting RSUs	Non-market performance RSUs
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2021	July 1, 2021
Number granted	15,384	7,393	22,880	62,217	108,947
Vesting conditions	The restricted shares vested in full on December 31, 2021.	The restricted shares vested in full on June 30, 2022.	The restricted shares are scheduled to vest in full on February 9, 2023.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.

iv)	Pre-IPO Stock Options

Certain managing directors of the Company participated in a share-based compensation plan (the “Old Plans”) sponsored by Mytheresa Group’s ultimate parent, MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA). These individuals received both stock options and restricted stock awards in MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA).

Stock Options - The outstanding stock options issued to certain managing directors of the Company, which were issued in 2014 and 2015, consist of time-vested awards and performance-based awards. Each option entitled the award holder to receive shares of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) for a specified exercise price, if the requisite vesting conditions are satisfied. Time vested options required the award holder to remain employed with the Company through a specified date (with limited exceptions). Performance-based stock options had included non-market performance vesting conditions and are were generally subject to continued service with the Company (with limited exceptions). If a managing director has been terminated, MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) had the right to repurchase any unexercised portion of any options held by such managing director or any shares acquired by such managing director pursuant to the exercise of any options, provided that such right shall cease upon an IPO or other registration of Neiman Marcus’ shares.

For the time-vested stock options, Mytheresa Group only recognized expenses for employees expected to remain with the Company through retirement or registration of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) shares. No expense was recorded for outstanding performance-based awards during fiscal 2018, fiscal 2019 or fiscal 2020, because neither an IPO of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA), nor the performance vesting conditions were probable.

MYT Ultimate Parent LLC, USA cancelled all time-vested as well as performance-based stock options for nil consideration in February 2021. Therefore, an expense of € 427 thousand were recognized immediately as result of the acceleration of vesting.

b)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described above were as follows.

	Time-vested Options		Performance-based Options		Alignment award
	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)
June 30, 2020	2,005	500	1,620	1,000	-	N/A
granted	-	N/A	-	N/A	6,478,761	8,30
cancelled	(2,005)	500	(1,620)	1,000	-	N/A
forfeited	-	N/A	-	N/A	-	N/A
exercised	-	N/A	-	N/A	-	N/A
June 30, 2021	-	-	-	-	6,478,761	8,30

June 30, 2021	-	-	-	-	6,478,761	8.30
forfeited	-	N/A	-	N/A	-	N/A
exercised	-	N/A	-	N/A	71,086	18.59
June 30, 2022	-	-	-	-	6,407,675	8.30

The range of exercise prices for the share options outstanding as of June 30, 2022 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 8.6 years.

c)	Measurement of fair values

Alignment Grant

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Tranche I	Tranche II	Tranche III
Weighted average fair value	$ 25.42	$ 22.93	$ 20.68
Exercise price	$ 5.79	$ 8.68	$ 11.58
Weighted average share price	$ 31.00	$ 31.00	$ 31.00
Expected volatility	60%	60%	60%
Expected life	2.32 years	2.32 years	2.32 years
Risk free rate	0.0%	0.0%	0.0%
Expected dividends	-	-	-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

Restoration Grant

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

d)	Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Year Ended June 30,
(in € thousands)	2021	2022
Classified within capital reserve (beginning of year)	1,055	76,325
Expense related to:	75,270	52,303
Share Options	427	-
Share Options (Alignment Grant)	26,820	49,837
Phantom Shares (Restoration Grant)	47,825	0
Restricted Shares	184	524
Restricted Share Units	13	1,943
Classified within capital reserve (end of year)	76,325	128,628

The Mytheresa Group recognized total expense of €52.3 million for fiscal year ended June 30, 2022 and €74.8 million for fiscal year ended June 30, 2021 that were classified in equity.

A.5.28 Financial instruments and financial risk management

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2021 is as follows:

	Year ended June 30, 2021
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-Current financial assets
Non-current deposits	175	-	Amortized cost	-	-
Current financial assets
Trade and other receivables	5,030	-	Amortized cost	-	-
Cash and cash equivalents	76,760	-	Amortized cost	-	-
Other assets	14,492	10,864
thereof deposits	816	-	Amortized cost	-	-
thereof other financial assets	5,030	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	8,786	8,786	N/A	-	-
Current financial liabilities
Tax liabilities	14,293	14,293	N/A	-	-
Lease liabilities	5,361	5,361	N/A	-	-
Trade and other payables	44,210	-	Amortized cost	-	-
Other liabilities	50,227	40,596
thereof other financial liabilities	9,631	-	Amortized cost	-	-

Financial instruments as of June 30, 2022 is as follows:

	Year ended June 30, 2022
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-Current financial assets
Non-current deposits	294	-	Amortized cost	-	-
Current financial assets
Trade and other receivables	8,276	-	Amortized cost	-	-
Cash and cash equivalents	113,507	-	Amortized cost	-	-
Other assets	61,874	17,170
thereof deposits	414	-	Amortized cost	-	-
thereof other financial assets	44,290	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	16,817	16,817	N/A	-	-
Current financial liabilities
Tax liabilities	25,892	25,892	N/A	-	-
Lease liabilities	5,189	5,189	N/A	-	-
Trade and other payables	45,156	-	Amortized cost	-	-
Other liabilities		58,261
thereof other financial liabilities		-	Amortized cost	-	-

The carrying amounts of each of the measurement categories listed above and defined by IFRS 9 are as follows:

	Year ended June 30,
	2020	2022	2022
(in € thousands)	Carrying amount	Carrying amount	Carrying amount
Financial assets measured at Amortized cost (AC)	24,246	85,592	166,486
Financial liabilities measured at Amortized cost (AC)	245,545	53,842	61,784

Due to their nature, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair value.

There were no transfers between the different levels of the fair value hierarchy during fiscal 2021 and fiscal 2022. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

Foreign exchange derivatives held only during the year were designated as hedging instruments, the effective fair value changes of which were recognized in separate components of equity. The development of the corresponding reserves is shown in the following table:

(in € thousands)	July 1, 2021	Additions	Reclassification	June 30, 2022
OCI 1	-	(4,434)	4,434	-
OCI 2	-	(538)	538	-

Net gains or losses

The table below shows the net gains and losses of financial instruments per measurement categories defined by IFRS 9:

	Year ended June 30,
(in € thousands)	2020	2021	2022
Financial liabilities measured at Amortized cost (AC)	(12,988)	7,900	(386)
Financial assets and financial liabilities measured at fair value through profit or loss (FVPL)	2	-	-

Net gains and losses on financial assets measured at amortized cost mainly include changes in the loss allowance on trade receivables, currency translation differences and income from payments received on trade receivables, which were already written off. Net gains and losses on financial liabilities measured at amortized cost include gains and losses from interest expenses. Net gains and losses on financial assets and financial liabilities measured at fair value through profit or loss represent changes in fair value measurement.

Interest income and expenses

Interest expense is calculated by applying the effective interest rate to the gross carrying amount of liabilities measured at amortized cost (See Note 11).

Financial risk management

Mytheresa Group’s management has the overall responsibility to establish and oversee Mytheresa Group’s financial risk management. Mytheresa Group’s financial risk management policies are established to identify and analyze the risks faced by Mytheresa Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Mytheresa Group’s activities. Mytheresa Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Mytheresa Group has exposure to the following risks arising from financial instruments:

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates or interest rates will affect Mytheresa Group’s income or the value of its financial instruments. Mytheresa Group manages its market risk on a centralized basis with the objectives of managing and controlling market risk exposures within acceptable parameters.

•	Currency risk

Currency risks exist in particular where trade receivables, trade payables, cash and cash equivalents and planned transactions are not or will not be denominated in Euro and based on the financial currency of the subsidiaries. Mytheresa Group generates net sales in several different currencies, mostly denominated in either Euro or U.S. Dollars.

Mytheresa Group economically hedges its net foreign currency exposure at around 50% (excluding the Shareholder Loans), by entering into foreign exchange hedging transactions with a maximum duration of one year. Mytheresa Group applied hedge accounting to these transactions during fiscal 2022. As of June 30, 2021 and 2022, Mytheresa Group has no derivatives outstanding.

The following tables show the impact to profit or loss if the foreign currencies would increase or decrease against the Euro (foreign exchange sensitivity), based on the exposures in GBP and U.S. Dollars as of the reporting date.

	Year ended June 30,
	2021		2022
in € thousands	€ appreciation +10%	€ depreciation -10%	€ appreciation +10%	€ depreciation -10%
€ Sensitivity	(1,128)	1,379	(1,232)	1,505

•	Interest rate risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations. Interest expense under our Revolving Credit Facilities is historically immaterial.

Liquidity risk

Liquidity risk is the risk that Mytheresa Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. Mytheresa Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables to ensure that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or creating other risks. Cash inflow from trade receivables are received usually within one week. Mid-to long-term payment terms with suppliers compensate for risks arising from financing of inventories. Mytheresa Group’s primary liquidity risk pertained to the prior Shareholder Loans, which have been fully repaid as of June 30, 2021. Historically, Mytheresa Group had several other shareholder loans outstanding which were cancelled and no longer outstanding as a result of the Prior Restructuring Transactions.

Mytheresa Group also has two revolving credit facilities in place to balance monthly cash flow volatility. The following table details undiscounted contractually agreed future cash outflows from financial liabilities.

Maturity analysis of financial liabilities as of June 30, 2021:

	Year ended June 30, 2021
in € thousands	<1 year	1 - 5 years	> 5 years	Total	Carrying amount
Trade and other payables	44,210	-	-	44,210	44,210
Other liabilities	50,227	-		50,227	50,227
Lease liabilities	5,733	9,151	-	14,884	14,147
Total	99,515	9,151	-	108,666	107,929

Maturity analysis of financial liabilities as of June 30, 2022:

	Year ended June 30, 2022
in € thousands	<1 year	1 - 5 years	> 5 years	Total	Carrying amount
Trade and other payables	45,156	-	-	45,156	45,156
Other liabilities	74,889	-		74,889	74,889
Lease liabilities	5,764	30,325	21,548	57,637	22,006
Total	125,809	30,325	21,548	177,682	142,051

Credit risk

Credit risk is the risk of financial loss to Mytheresa Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk includes both the immediate default risk and the danger of a decline in the customer’s creditworthiness.

Mytheresa Group’s exposure to credit risk is limited, as the goods are not delivered until payment by the customer has been confirmed. Trade receivables are only generated via online and in-store sales, where customers pay the invoice amount by credit card or a comparable payment method. Due to these advanced payments, Mytheresa Group does not face significant credit risk related to its customers. Mytheresa Group also has no significant credit risk towards credit card companies, which only act as intermediaries for customer payment transactions. However, credit risk might occur in case of credit card fraud. Mytheresa Group has a team within its finance function, which is in charge of detecting early stage credit card fraud. Credit card fraud is considered objective evidence of impairment for which Mytheresa Group recognizes lifetime ECL.

Mytheresa Group is exposed to credit risk on cash and cash equivalents, which it monitors centrally. Mytheresa Group maintains its cash deposits at financial institutions with top credit ratings. The creditworthiness of these financial institutions is constantly monitored. Mytheresa Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of these financial institutions. As the loss allowance is immaterial, it was not recognized.

The following table provides the gross carrying amounts of cash and cash equivalents by ratings as of June 30, 2021 and 2022:

	Year ended June 30,
in € thousands	2021	2022
Rating Class 1	75,958	112,627
Rating Class 2	752	838
Rating Class 3	49	54

Rating Class 1 reflects financial institutions based in the European Union; Rating Class 2 are financial institutions, with a bank license e.g. PayPal; Class 3 positions with cash held on hand and financial institutions outside the European Union.

The movement in the loss allowance for expected credit losses in respect to trade and other receivables during fiscal 2021 and fiscal 2022 was as follows:

	Year ended June 30,
in € thousands	2021	2022
Beginning of fiscal year	46	-
Decrease loss allowance during the period	(46)	-
Write-offs	-	-
End of fiscal year	-	-

Default risks from other financial instruments are immaterial. Therefore, no loss allowance was recognized for other financial instruments.

Capital risk management

Mytheresa Group’s objective when managing capital is to safeguard Mytheresa Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. Mytheresa Group is not subject to any externally imposed capital requirements.

A.5.29 Notes to the consolidated statement of cash flows

	Liabilities from financing activities
(in € thousands)	Liabilities to banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(951)	(523)	(1,499)	(2,973)
Lease payments	-	(4,256)	-	(4,256)
Change in Cash Flow	(951)	(4,779)	(1,499)	(7,229)

Net debt as of July 1, 2019	3,649	18,364	126,079	148,092

Additions (Disposals)	6,351	5,607	56,969	68,927
Interest expenses	951	523	9,645	11,119
Total change in liabilities	7,302	6,130	66,614	80,046

Net debt as of June 30, 2020	10,000	19,715	191,194	220,909

	Liabilities from financing activities
(in € thousands)	Liabilities to banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(521)	(612)	(3,125)	(4,257)
Lease payments	-	(5,800)	-	(5,800)
Change in Cash Flow	(521)	(6,412)	(3,125)	(10,057)

Net debt as of July 1, 2020	10,000	19,715	191,194	220,909

Additions (Disposals)	(11,041)	(12,591)	(197,444)	(221,076)
Interest expenses	521	612	3,125	4,257
Total change in liabilities	(10,520)	(11,979)	(194,319)	(216,819)

Net debt as of June 30, 2021	-	14,147	-	14,147

	Liabilities from financing activities
(in € thousands)	Liabilities to banks	Lease liabilities	Shareholder Loans	Total
Interest payments on financial liabilities	(386)	(612)	-	(998)
Lease payments	-	(5,466)	-	(5,466)
Change in Cash Flow	(386)	(6,078)	-	(6,464)

Net debt as of July 1, 2021	-	14,147	-	14,147

Additions (Disposals)	(772)	1,169	-	397
Interest expenses	386	612	-	998
Total change in liabilities	(386)	1,781	-	1,395

Net debt as of June 30, 2022	-	22,006	-	22,006

As of June 30, 2022 Mytheresa Group and cash equivalent balances are available for use.

A.5.30 Events after the reporting year

Beginning with fiscal year 2023, the Mytheresa Group executed a new long-term incentive compensation (“LTI”) program for members of the top management under the MYT Netherlands Omnibus Incentive Compensation Plan. The LTI for fiscal year 2023 is a three-year, long-term incentive program as combination of awarded performance share units and awarded restricted stock units. The performance share units are based on the company’s performance over the three-year period and vest after three years. The restricted stock units vest annually during the three-year period. The estimated expense for fiscal year 2023 will be approximately €2.1 million.

168

10. Separate Financial Statements as of June 30, 2022

B.1.           Separate Statement of Financial Position as of June 30, 2022

(Before the proposed appropriation of the result and expressed in € thousands)

(in €)	Note	June 30, 2021	June 30, 2022
Assets
Fixed assets
Financial fixed assets
Participating interest in group companies	B.3.3	385,847	430,188
Deferred tax assets	B.3.4	-	6,056
Total Fixed assets		385,847	436,244
Current assets
Receivables from group companies	B.3.5	6,296	17,914
Receivables from participants	B.3.5	213	212
Other Current Assets	B.3.6	1,676	1,887
Cash and cash equivalents	B.3.7	1,432	2,157
Total current assets		9,617	22,170
Total assets		395,464	458,414

Shareholders’ equity and liabilities
Share capital		1	1
Share premium		444,308	498,228
Translation reserve		1,602	1,602
Accumulated deficit		(28,017)	(60,621)
Unappropriated result		(32,604)	(7,898)
Total shareholders’ equity	B.3.8	385,290	431,313

Current liabilities
Debts to group companies	B.3.9	6,967	19,784
Debts to participants	B.3.9	839	838
Trade and other payables	B.3.10	263	42
Other Current liabilities	B.3.11	2,106	6,437
Total current liabilities		10,174	27,101
Total liabilities		10,174	27,101
Total shareholders’ equity and liabilities		395,464	458,414

The notes on pages 171 to 182 are an integral part of these separate financial statements.

169

B.2.           Separate Statement of profit and loss for the year ended June 30, 2022

		2021	2022
	Note	in € thousands	in € thousands
Share in results from participating interests, after taxation	B.3.15	43,452	33,426
Other income and expenses, after taxation	B.3.17	(76,056)	(41,324)

Net result		(32,604)	(7,898)

The notes on pages 171 to 182 are an integral part of these separate financial statements.

170

B.3.           Notes to the separate financial statements

B.3.1         General

These separate financial statements and the consolidated financial statements together constitute the statutory financial statements of MYT Netherlands Parent B.V. (hereafter: ‘the Company’). The financial information of the Company is included in the Company’s consolidated financial statements, as presented on pages 171 to 182.

B.3.2        Basis of preparation

These separate financial statements have been prepared in accordance with Title 9, Book 2 of the Dutch Civil Code. For setting the principles for the recognition and measurement of assets and liabilities and determination of results for its separate financial statements, the Company makes use of the option provided in section 2:362(8) of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of the Company are the same as those applied for the consolidated EU-IFRS financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities. In case no other principles are mentioned, refer to the accounting principles as described in the consolidated financial statements. For an appropriate interpretation of these statutory financial statements, the separate financial statements should be read in conjunction with the consolidated financial statements. In so far as no further explanation is provided of items in the separate statement of financial position and the separate statement of profit and loss, please refer to the notes to the consolidated statement of financial position and consolidated statement of profit or comprehensive income on pages 118 to 169.

Information on the use of financial instruments and on related risks for the group is provided in the notes to the consolidated financial statements of the group.

All amounts in the company financial statements are presented in Euro thousands, unless stated otherwise.

B.3.2.1     Participating interests in group companies

Group companies are all entities in which the Company has direct or indirect control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the group company and has the ability to affect those returns through its power over the group company. Group companies are recognized from the date on which control is obtained by the Company and derecognized from the date that control by the Company over the group company ceases. Participating interests in group companies are accounted for in the separate financial statements according to the equity method, with the principles for the recognition and measurement of assets and liabilities and determination of results as set out in the notes to the consolidated financial statements.

Participating interests with a negative net asset value are valued at nil. This measurement also covers any receivables provided to the participating interests that are, in substance, an extension of the net investment. In particular, this relates to loans for which settlement is neither planned nor likely to occur in the foreseeable future. A share in the profits of the participating interest in subsequent years will only be recognized if and to the extent that the cumulative unrecognized share of loss has been absorbed. If the Company fully or partially guarantees the debts of the relevant participating interest, or if has the constructive obligation to enable the participating interest to pay its debts (for its share therein), then a provision is recognized accordingly to the amount of the estimated payments by the Company on behalf of the participating interest.

171

B.3.2.2     Share of result of participating interests

The share in the result of participating interests consists of the share of the Company in the result of these participating interests. Results on transactions involving the transfer of assets and liabilities between the Company and its participating interests and mutually between participating interests themselves, are eliminated to the extent that they can be considered as not realized.

The Company makes use of the option to eliminate intragroup expected credit losses against the book value of loans and receivables from the Company to participating interests, instead of elimination against the equity value / net asset value of the participating interests.

B.3.3        Financial fixed assets

The following tables shows the participating interests in group companies as of June 30, 2022:

Participating interest in group companies	Location	Percentage of ownership
Mytheresa Group GmbH	Munich, Germany	100%
Mytheresa SE	Munich, Germany	100%

Movements in the participating interests have been as follows:

Date	Movement	Participating interest in Mytheresa Group GmbH (in € thousands)	Participating interest in Mytheresa SE (in € thousands)	Total
June 30, 2020		64,811	136	64,947
	Profit/loss for the year	43,588	(136)	43,452
	Capital contribution to subsidiary related to share-based compensation.	11,995	-	11,995
	Capital contribution(*)	265,453	-	265,453
June 30, 2021		385,847	-	385,847
	Profit/loss for the year	33,397	29	33,426
	Capital contribution to subsidiary related to share-based compensation.	10,915	-	10,915
June 30, 2022		430,159	29	430,188

(*) This is a capital contribution with the proceeds from the IPO to repay the shareholder loans within the participating interest and contribute cash to this operating entity.

During the period presented, no impairment occurred.

B.3.4        Deferred tax assets

	As of June 30,
(in € thousands)	2021	2022
Deferred tax assets
Beginning of fiscal year	-	-
Recognized through equity / other comprehensive income	-	1,249
Recognized through profit or loss	-	4,807
End of fiscal year	-	6,056

172

Deferred tax assets on tax loss carryforwards for the MYT Netherlands Parent B.V. are fully recognized in fiscal 2022 in accordance with IAS 12.36 (d). Management expects utilization of the tax loss carryforwards within a forecasting period of five years to be sufficiently probable as the entity will enter the German income tax group in fiscal year 2023 and can utilize its losses against the taxable income of the income tax group. In total, a deferred tax asset of €6,056 thousand was recognized. Thereof, €1,249 thousand was recognized according to IAS 12.61A directly to equity in the current period as part of the tax loss carryforwards include tax deductible expenses related to IPO transaction costs which were originally recorded directly to equity under IFRS.

B.3.5        Receivables from group companies and participants

	June 30, 2021	June 30, 2022
	(in € thousands)	(in € thousands)
MYT Ultimate Parent LLC	213	213
Neiman Marcus Group Ltd. LLC	-	-
Receivables from participants	213	213

Theresa Warenvertrieb GmbH	693	2,881
mytheresa.com GmbH	5,502	14,913
mytheresa.com Service GmbH	100	120
Mytheresa Group GmbH	1	1
Receivables from group companies	6,296	17,914

As part of the group restructuring the Company paid several invoices and other operational expenses for Neiman Marcus Group group entities. The amounts receivable relates to interest free advances, service recharges which are receivable at request and VAT receivables due to the VAT tax structure, where the MYT Netherlands Parent B.V. acts as parent, with approx. €17.0 million relating to receivables in respect to VAT.

B.3.6        Other Current Assets

The other current assets of €1,887 thousand (2021: €1,676 thousand) consist of current prepaid expenses of €1,752 thousand (2021: €1,676 thousand) and current deposits of €113 thousand (2021: €0 thousand).

B.3.7        Cash and cash equivalents

The current accounts with HVB and Commerzbank are at free disposal.

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B.3.8            Shareholders' equity

Statement of changes in equity

Shareholders' equity (in € thousand)	Share capital	Share premium	Translation reserve	Accumulated Losses	Unappropriated result	Total
Balance as of June 30, 2020	1	90,791	1,602	(34,367)	6,350	64,377
Appropriation of result	-	-	-	6,350	(6,350)	-
Currency translation effects	-	-	-	-	-	-
Capital increase - initial public offering	-	283,224	-	-	-	283,224
IPO related transaction costs		(4,550)	-	-	-	(4,550)
Share based compensation	-	74,843	-	-	-	74,843
Result for the year	-	-	-	-	(32,604)	(32,604)
Balance as of June 30, 2021	1	444,308	1,602	(28,017)	(32,604)	385,290
Appropriation of result	-	-	-	(32,604)	32,604	-
Share based compensation	-	52,303	-	-	-	52,303
Tax on IPO related transaction costs	-	1,249	-	-	-	1,249
Issued capital, options exercised	-	369	-	-		369
Result for the year	-	-	-	-	(7,898)	(7,898)
Balance as of June 30, 2022	1	498,229	1,602	(60,621)	(7,898)	431,313

Share capital

As of the incorporation date, which is the date of the initial issue of shares, the subscribed capital of the Company amounts to USD 1,000, divided into 1,000 ordinary shares of USD 1 each. Paid up are 1,000 shares.

Following the Prior Restructuring Transactions and the Legal Reorganization in August 2019, subscribed capital reduced to €1 thousand, representing 1,000 shares outstanding with a nominal value per share of €1.00 issued by MYT Netherlands Parent B.V. The subscribed capital is fully paid, and repayment of subscribed capital is restricted.

After the initial public offering the company’s issued share capital consists of €1 thousand divided into 84,683,618 ordinary shares with a nominal value of EUR 0.000015 (see Note A.5.20 on the Consolidated Financial Statements for further details).

Share premium

On January 12, 2021, the Company effected a 70,190.687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

On January 21, 2021, the Company completed its initial public offering (“IPO”) of 17,994,117 American Depositary Shares (“ADSs”), representing an equal number of 17,994,117 ordinary shares, including the full exercise by the underwriters of their option to purchase 2,347,058 additional ADSs, representing 2,347,058 ordinary shares, at a public offering price of $26.00 per ADS.

The Company issued 14,233,823 ADSs in its IPO and received proceeds, net of underwriting discounts and before related expenses of $344.2 million.

174

Its sole shareholder sold 3,760,294 ADSs in the offering, including 586,764 ADSs sold by the Company and 1,760,294 ADSs sold by the sole shareholder pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs.

Total transaction costs of €16,740 thousand relating to the initial public offering were incurred, of which €12,190 thousand have been expensed and are included in the selling, general and administrative expenses within the condensed consolidated statement of operations and are part of operating cash flows in the statement of cash flow. Transaction costs of €4,550 thousand have been directly deducted from the capital reserve, after recognizing €1,249 thousand taxes connected to the transaction costs.

	As of June 30,
(ADSs, representing an equal number of ordinary shares)	2021	2022
Basic shares (post-split)	70,190,687	70,190,687
IPO shares (post-split)	14,233,823	14,233,823
Supervisory Board Award (Restricted Shares)	15,384	45,657
Long-Term Incentive Plan (Restricted Share Units)	-	20,720
Sign-On Award (Restricted Share Units)	-	6,269
Restoration Award (Phantom Shares) - Converted	51,920	115,376
Alignment Award (Options) - Exercised	-	71,086
Number of ordinary shares	84,491,814	84,683,618

Legal reserves

Foreign currency translation reserve

Exchange gains and losses arising from the translation of the functional currency of the Company to the presentation currency are accounted for in this legal reserve. In the case of the sale of a participating interest, the associated accumulated translation differences are transferred to the profit and loss account and presented therein as part of the result on the sale.

Legal reserve for participating interests

All of the equity in components is freely distributable to the Company. Therefore, no legal reserve for participating interests is accounted for.

Proposal for appropriation of the net result

At the General Meeting, the following appropriation of the result will be proposed: addition of the net loss of €7,898 thousand to the accumulated deficit.

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Dividend

The Company does not anticipate paying a dividend on the ordinary shares in the foreseeable future. The Company currently intends to retain all available funds and any future earnings to support operations and to finance the growth and development of the business.

B.3.9            Debts to group companies and participants

	June 30, 2021	June 30, 2022
	(in € thousands)	(in € thousands)
MYT Intermediate Holding Co.	1	1
MYT Ultimate Parent LLC	838	838
Debts to participants	839	839
Theresa Warenvertrieb GmbH	290	-
mytheresa.com GmbH	3,454	14,312
mytheresa.com Service GmbH	174	1,008
Mytheresa Group GmbH	1,228	1,228
Mytheresa International Service GmbH	-	1,671
Mytheresa SE	1,822	1,566
Debts to group companies	6,967	19,784

All amounts due to affiliated entities relates to interest free advances and VAT liabilities due to the VAT tax structure, where the MYT Netherlands Parent B.V. acts as parent.

B.3.10            Trade and other payables

	June 30, 2021	June 30, 2022
	(in € thousands)	(in € thousands)
Tax advisor fees	14	-
Administration fees	219	42
Other taxes	-	-
Audit fees	30	-
	263	42

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B.3.11            Tax liabilities

	June 30, 2021	June 30, 2022
	(in € thousands)	(in € thousands)
Corporate income tax payable	-	-

During fiscal 2020, MYT Netherlands Parent B.V.’s tax rate was 19% for the first €200 thousand of taxable income and 25% for the any amounts exceeding €200 thousand. As of fiscal 2021 the taxable residence of the MYT Netherlands Parent B.V. was moved to Aschheim, Germany. The German statutory tax rates have been applied for fiscal 2021 and 2022.

MYT Netherlands Parent B.V. has for the fiscal 2021 and 2022 no taxable income and therefore no tax liabilities recorded. Management expects utilization of the tax loss carryforwards within a forecasting period of five years to be sufficiently probable as the entity will enter the German income tax group in fiscal year 2023 and can utilize its losses against the taxable income of the income tax group.

B.3.12            Other current liabilities

The other current liabitlies of €6,437 thousand (2021: €2,106 thousand) mostly consist of €481 thousand (2021: €397 thousand) accrued audit expenses, €239 thousnd (2021: €1,542 thousand) accrued liabilities from payroll, social security and other wage taxes, €1,303 thousand (2021: €0 thousand) accrued bonus compensation expenses, €3,898 thousand (2021: €121 thousand) VAT payables, €372 thousand (2021: €224 thousand) of accrued vacation expenses and €143 thousand (2021: €64 thousand) other liabitlies.

B.3.13            Financial Risk Management Objectives and Policies

B.3.13.1         Financial instruments

General

The Group has exposure to the following risks from its use of financial instruments:

Credit risk.

Liquidity risk.

Market risk.

In the notes to the consolidated financial statements information is included about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

These risks, objectives, policies and processes for measuring and managing risk, and the management of capital apply also to the separate financial statements of MYT Netherlands Parent B.V.

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Further quantitative disclosures are included below:

Fair value

The fair values of most of the financial instruments recognized on the statement of financial position, including accounts receivable, cash at bank and in hand and current liabilities, is approximately equal to their carrying amounts.

Financial instruments include receivables, cash items, debt and payables.

The risks the Company runs in relation to financial instruments are exposed to currency risk, market risk, credit risk and liquidity risk.

The Company is exposed to currency risk on the operations that are denominated in a currency other than the respective functional currency (USD) of the Company, primarily the Euro.

B.3.14            Employee benefits and number of employees

(in € thousands)	June 30, 2021	June 30, 2022
Assets
Wages and salaries	(68.260)	(52.205)
Social security contributions	(126)	(1.035)
Pension charges	(0)	(35)
Ohter personnel expenses	(5)	(59)
Wages and salaries, social security and pension charges	(68.391)	(53.334)

Within the wages and salaries €41,388 thousand (2021: €62,848 thousand) are related to Share-based Compensation expenses which are connected to the initial public offering.

The Company did have 117 employees in the financial year 2022 of which 5 of them are from Management (2021: 12 employees of which 5 of them are from Management) and the total number of employees by the Mytheresa Group as of June 30, 2022 was 1,238 (2021: 1,015). For the amounts incurred on a group level, please refer to Note A.5.27.

B.3.15            Share in results from participating interests after tax

An amount of €33,426 thousand (2021: €43,452 thousand) of share in results from participating interests relates to group companies.

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B.3.16            Auditor’s fees

The following fees were charged by KPMG Accountants N.V. to the company, its subsidiaries and other consolidated companies, as referred to in Section 2:382a (1) and (2) of the Dutch Civil Code.

	KPMG Accountants N.V.	Other KPMG Members	Total
	2022	2022	2022
	€ thousands	€ thousands	€ thousands
Audit of the financial statements	131	798	929
Other audit engagements	-	-	-
Tax-related advisory services	-	-	-
Other non-audit services	-	-	-
	131	798	929

	KPMG Accountants N.V.	Other KPMG Members	Total
	2021	2021	2021
	€ thousands	€ thousands	€ thousands
Audit of the financial statements	121	2,017	2,138
Other audit engagements	-	-	-
Tax-related advisory services	-	-	-
Other non-audit services	-	-	-
	121	2,017	2,138

B.3.17            Other income and expenses, after taxation

Losses attributable to the Company amounted to €41,324 thousand during financial year 2022 and €76,056 thousand during financial year 2021, which mainly consist of General and administrative expenses for €61,066 thousand for financial year 2022 (2021: €78,674 thousand).

Further information on expenses and income from General and administrative expenses can be found in Note A.5.9 in the consolidated financial statement.

B.3.18            Remuneration of managing and supervisory directors

The emoluments, including pension costs as referred to in Section 2:383(1) of the Dutch Civil Code, charged in the financial year to the company, its subsidiaries and consolidated other companies amounted to €4,035 thousand (2021: €6,421 thousand) for managing directors and former managing directors, and €1,162 thousand (2021: €160 thousand) for supervisory directors and former supervisory directors.

The remuneration also includes employee options granted and equity awards (reference is made to note A.5.27) to current and former managing directors amounting to €38,723 thousand (2021: €61,578 thousand), and to current and former supervisory board members amounting to €524 thousand (2020: €186 thousand).

179

No loans, advances and guarantees were granted by the Company’s to members of the management board or supervisory board.

An option program was set up for members of the Managment Board and Supervisory Boards, which is disclosed in shareholders’ equity.

B.3.19            Transactions with related parties

Transactions with related parties include relationships between the Company’s shareholder, the Company’s subsidiaries, the Company’s group related entities and the Company’s directors and key management personnel. During the period ended June 30, 2022, the Company's significant transactions were with its shareholder, group companies and its subsidiaries. These transactions include amounts related to interest free advances, service recharges and VAT receivables and liabilities due to the VAT tax structure, where the MYT Netherlands Parent B.V. acts as parent.

B.3.20            Contingencies and commitments

As of June 30, 2022, the Company had no contingencies and commitments.

B.3.21            Subsequent events and other information

Subsequent events

The Company evaluated subsequent events for recognition or disclosure through September 16, 2022, the date the financial statements were prepared and available to be issued and has concluded that there are no subsequent events requiring disclosure in the financial statements.

Beginning with fiscal year 2023, the Mytheresa Group executed a new long-term incentive compensation (“LTI”) program for members of the top management under the MYT Netherlands Omnibus Incentive Compensation Plan. The LTI for fiscal year 2023 is a three-year, long-term incentive program as combination of awarded performance share units and awarded restricted stock units. The performance share units are based on the company’s performance over the three-year period and vest after three years. The restricted stock units vest annually during the three-year period. The estimated expense for fiscal year 2023 will be approximately €2.1 million.

180

Munich, September 16, 2022

The Management Board,

M. Kliger	M. Beer

CEO	CFO

[appointed on September 21, 2020]	[appointed on September 21, 2020]

S. Dietzmann	I. May

COO	CCEO

[appointed on January 8, 2021]	[appointed on January 8, 2021]

G. Locke

CGO

[appointed on January 8, 2021]

181

Supervisory Board,

D.T. Gies	M.D. Kaplan	C. Ruggiero

[appointed on September 17, 2020]	[appointed on January 7, 2021]	[appointed on September 17, 2020]

M. Lao	S. G. Saidemann	M. Tod

[appointed on November 19, 2020]	[appointed on November 19, 2020]	[appointed on January 7, 2021]

S. Zahnd	N. Aufreiter

[appointed on December 12, 2020]	[appointed on June 30, 2021]

182

Other Information

11. Other information

11.1. Profit appropriation

Under article 32.1 of the Company’s Articles of Association, the company may make distributions to the extent that the company’s equity exceed the reserves that the company must maintain pursuant to the law or the Articles of Association.

Under article 32.2 of the Company’s Articles of Association the board of managing directors may resolve to make distributions, provided that the approval of the supervisory board has been obtained.

Under article 32.3 of the Company’s Articles of Association, pursuant to and in accordance with a proposal thereto by the board of managing directors, which proposal has been approved by the supervisory board, the general meeting may also resolve to make distributions.

12. Independent auditor’s report

The report of the independent auditor is included on the next pages.

183

Independent auditor's report

To: the General Meeting of Shareholders and the Supervisory Board of MYT Netherlands Parent B.V.

Report on the audit of the financial statements for the year ended June 30, 2022 included in the annual report

Our opinion

In our opinion:

—	the accompanying consolidated financial statements give a true and fair view of the financial position of MYT Netherlands Parent B.V. as of June 30, 2022 and of its result and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

—	the accompanying separate financial statements give a true and fair view of the financial position of MYT Netherlands Parent B.V. as of June 30, 2022 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

What we have audited

We have audited the financial statements for the year ended June 30, 2022 of MYT Netherlands Parent B.V. (the Company) based in Amsterdam. The financial statements include the consolidated financial statements and the separate financial statements.

The consolidated financial statements comprise:

1	the consolidated statement of financial position as of June 30, 2022;

2	the following consolidated statements for the year ended June 30, 2022: profit and loss and comprehensive income, changes in equity and cash flows; and

3	the notes comprising a summary of the significant accounting policies and other explanatory information.

The separate financial statements comprise:

1	the separate statement of financial position as of June 30, 2022;

2	the separate statement of profit and loss for the year ended June 30, 2022; and

3	the notes comprising a summary of the accounting policies and other explanatory information.

KPMG Accountants N.V., a Dutch limited liability company registered with the trade register in the Netherlands under number 33263683, is a member firm of the global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report.

We are independent of MYT Netherlands Parent B.V. in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics).

Our audit procedures were determined in the context of our audit of the financial statements as a whole. Our observations in respect of going concern, fraud and non-compliance with laws and regulations, and the key audit matters should be viewed in that context and not as separate opinions or conclusions.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Audit approach

Summary

Materiality

— Materiality of EUR 4,6 million

— 0.66% of net sales

Group audit

Our group scoping resulted in a coverage of:

— 100% of total assets

— 100% of net sales

Going concern and Fraud/Noclar

— Going concern: no significant going concern risks identified

— Fraud & Non-compliance with laws and regulations (Noclar): the presumed fraud risks related to management override of controls and revenue recognition

Key audit matters

— Correct cut-off of revenue recognition

2

Opinion

Unqualified

Materiality

Based on our professional judgement we determined the materiality for the financial statements as a whole at EUR 4,6 million (2021: EUR 4 million ). The materiality is determined with reference to net sales. We consider net sales as the most appropriate benchmark because the nature of the the Company’s business. It represents the strategic focus of the Company, based on our analysis of the financial statements metrics the most relevant to the users of the financial statements and therefore the metric that has the most influence on their economic decision making. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the Supervisory Board that misstatements identified during our audit in excess of EUR 210,000 would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

MYT Netherlands Parent B.V. is at the head of a group of components. The financial information of this group is included in the financial statements of MYT Netherlands Parent B.V.

Our group audit mainly focused on significant components that are (i) of individual financial significance to the group, or (ii) that, due to their specific nature or circumstances, are likely to include significant risks of material misstatement of the group financial statements. We have considered in this respect MYT Netherlands Parent B.V.’s legal and operational structure. KPMG Germany was engaged by us and received instructions to perform the majority of the audit procedures for the group audit and the audit of the German locations of which Mytheresa.com GmbH is the most significant component. KPMG Germany performed an audit on the complete consolidated financial information for the year ended June 30, 2022 (with a materiality of EUR 3.5 million) and the year ended June 30, 2021 (with a materiality of EUR 2.6 million) of Mytheresa Group GmbH.

We made use of the work of KPMG Germany for the audit of Mytheresa Group GmbH and MYT Netherlands Parent B.V. performed in Germany. The audit coverage is 100% of total group assets and 100% of group net sales.

Our involvement included preparing and sending instructions to KPMG in Germany describing the scope of the audit procedures to be performed, our risk assessment, materiality to be applied and reporting requirements, participating in discussions, virtual and on site meetings to discuss the results of audit procedures at component level covering the significant audit areas, including the relevant risks of material misstatement, and set out the information required to be reported back to the group audit team. We have requested KPMG in Germany also to provide us with remote access to audit workpapers to perform these evaluations.

3

During these meetings and email conversations, the audit approach, findings and observations reported to the group audit team were discussed in more detail. Furthermore we performed an on-site review of the audit files of KPMG Germany.

For the residual population not in scope we performed analytical procedures in order to corroborate that our scoping remained appropriate throughout the audit.

By performing the procedures mentioned above at group components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the financial statements.

Audit response to going concern – no significant going concern risks identified

The management board has performed its going concern assessment and has not identified any significant going concern risks. To assess the management board’s assessment, we have performed, inter alia, the following procedures:

—	we considered whether the management board’s assessment of the going concern risks includes all relevant information of which we are aware as a result of our audit;

—	we analyzed the Company’s financial position as at year-end and compared it to the previous financial year in terms of indicators that could identify significant going concern risks;

—	we evaluated the operating results forecast and the related cash flows compared to the previous financial year;

The outcome of our risk assessment procedures did not give reason to perform additional audit procedures on management’s going concern assessment.

Audit response to the risk of fraud and non-compliance with laws and regulations

In chapter 4.2.2 of the management board report, the management board describes its procedures in respect of the risk of fraud and non-compliance with laws and regulations and the supervisory board reflects on this.

As part of our audit, we have gained insights into the Company and its business environment, and assessed the design and implementation of the Company’s risk management process in relation to fraud and non-compliance. Our procedures included, among other things, assessing the Company’s code of conduct, whistleblowing procedures, incidents register and its procedures to investigate indications of possible fraud and non-compliance. Furthermore, we performed relevant inquiries with management and those charged with governance.

In addition, we performed procedures to obtain an understanding of the legal and regulatory frameworks that are applicable to the Company and did not identify areas that likely have a material effect on the financial statements.

We evaluated the fraud and non-compliance risk factors to consider whether those factors by themselves would cause the existence of a reasonable possibility of a risk of material misstatement in the financial statements.

4

Based on the above and on the auditing standards, we identified the following fraud risks that are relevant to our audit, including the relevant presumed risks laid down in the auditing standards, and responded as follows:

— Management override of controls (a presumed risk)

Risk:

Management is in a unique position to manipulate accounting records and prepare fraudulent financial statements by overriding controls that otherwise appear to be operating effectively such as: accounting records around the estimate related to the IFRS 15 revenue recognition at year end.

Responses:

-	We evaluated the design and the implementation of internal controls that mitigate fraud and non-compliance risks, such as processes related to journal entries and estimates.

-	We performed a data analysis of journal entries to determine any potential high-risk criteria and performed procedures for any identified risk. Where we identified instances of unexpected journal entries or other risks through our data analytics, we performed additional audit procedures to address each identified risk, including testing of transactions back to source information.

-	We incorporated elements of unpredictability in our audit, including:

o	selecting random items with lower thresholds and outside customary selection parameters when performing voucher testing of the refund liability (sales returns) and contract liabilities (vouchers) at year-end;

o	decreasing our materiality threshold when performing the search for unrecorded liability procedure;

— Revenue recognition (a presumed risk)

Risk:

As described in note A.5.5.1c to the financial statements, net sales are recognized at the amount of the consideration to which the Company expects to be entitled at the point in time at which it transfers control of the good to the customer. The determination of whether the control of the goods transferred to the customer requires judgement taken into account the terms and conditions for returns.

A fraud risk is identified in relation to the manual adjustments processed at year end (cut off) related to the revenue recognition due to the opportunity for management to fraudulently manipulate both the estimates of good effectively delivered and thus leading to revenue recognition at year end and the estimated judgements on the assessment with regards to the expected sales returns, since this is calculated by management based on historical data.

5

Responses:

We refer below to the key audit matter “Correct cut-off of revenue recognition”.

Our procedures to address the identified risks of fraud did result in a key audit matter. We refer to the key audit matter related to “Correct cut-off of revenue recognition”.

We communicated our risk assessment, audit responses and results to management and to the Supervisory Board.

Our audit procedures did not reveal indications and/or reasonable suspicion of fraud and non-compliance that are considered material for our audit.

Our key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed.

Correct cut-off of revenue recognition

Description

As described in note A.5.5.1c to the financial statements, net sales are recognized at the amount of the consideration to which the Company expects to be entitled at the point in time at which it transfers control of the good to the customer. The determination of whether the control of the goods transferred to the customer requires judgement taken into account the terms and conditions for returns. A fraud risk is identified in relation to the manual adjustments processed at year end (cut off) related to the revenue recognition due to the opportunity for management to fraudulently manipulate both the estimates of good effectively delivered and thus leading to revenue recognition at year end and the estimated judgements on the assessment with regards to the expected sales returns, since this is calculated by management based on historical data.

Since revenue recognition contains a presumed risk of fraud in respect of cut-off at year-end, this was significant to our audit.

Our response

With involvement of KPMG in Germany, our audit procedures to verify correct cut-off for net sales included, amongst others, assessment of the revenue recognition method for the online sales and CPM revenues based on IFRS 15.

We evaluated the design and implementation of the controls set up by the Management Board surrounding the correctness of transfer of control of the goods sold in respect of cut-off, including refund liability (sales returns) and contract liability (vouchers) and noted that we need to apply a substantive audit approach in this respect.

Detailed audit procedures were performed, including testing on a sample basis underlying evidence of net sales recognized close before year end, the refund liability (sales returns) and contract liability (vouchers) recognized at year end. We incorporated elements of unpredictability by selecting random items with lower thresholds and outside customary selection parameters when performing voucher testing of refund liability (sales returns) and contract liability (vouchers). Both orders and other documentation (amongst others shipping documents, payment details, credit notes issued subsequent to year-end) were assessed to determine whether sales transactions recognized close before year-end were recognized in the appropriate period.

6

Furthermore we performed specific audit procedures related to high-risk journal entries identified for online sales transactions, including a combination of inquiry, inspection and other audit procedures deemed relevant.

Our observation

Based on our procedures performed, we have obtained sufficient audit evidence about correctness of the cut-off of net sales for the year ended June 30, 2022. Consequently, we have no findings regarding the cut off of revenue recognition.

Report on the other information included in the annual report

In addition to the financial statements and our auditor’s report thereon, the annual report contains other information.

Based on the following procedures performed, we conclude that the other information:

— is consistent with the financial statements and does not contain material misstatements; and

— contains the information as required by Part 9 of Book 2 of the Dutch Civil Code for the management report and other information.

We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.

By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.

The Management Board is responsible for the preparation of the other information, including the information as required by Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Engagement

We were engaged by the Supervisory Board as auditor of MYT Netherlands Parents B.V. on April 7, 2022 for the year ended June 30, 2022. We have been appointed as of the audit for the year ended June 30, 2020 and have operated as statutory auditor ever since that financial year.

Description of responsibilities regarding the financial statements

Responsibilities of the Management Board and the Supervisory Board for the financial statements

The Management Board is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Management Board is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

7

In that respect the Management Board , under supervision of the Supervisory Board, is responsible for the prevention and detection of fraud and non-compliance with laws and regulations, including determining measures to resolve the consequences of it and to prevent recurrence.

As part of the preparation of the financial statements, the Management Board is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Management Board should prepare the financial statements using the going concern basis of accounting unless the Management Board either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. The Management Board should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The Supervisory Board is responsible for overseeing the Company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

A further description of our responsibilities for the audit of the financial statements is located at the website of de ‘Koninklijke Nederlandse Beroepsorganisatie van Accountants’ (NBA, Royal Netherlands Institute of Chartered Accountants) at eng_beursgenoteerd_01.pdf (nba.nl).

This description forms part of our auditor’s report.

Amstelveen, 16 September 2022

KPMG Accountants N.V.

N.J. Hoes RA

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